As filed with the Securities and Exchange Commission on April 12, 2005.
Registration No. 333-123178

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Asset Acceptance Capital Corp.
(Exact name of registrant as specified in its charter)

Delaware	7322	80-0076779
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
28405 Van Dyke Avenue
Warren, Michigan 48093
(586) 939-9600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Nathaniel F. Bradley IV
President and Chief Executive Officer
28405 Van Dyke Avenue
Warren, Michigan 48093
(586) 939-9600
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Michael Bernard, Esq. Dykema Gossett PLLC 400 Renaissance Center Detroit, Michigan 48243 Phone: (313) 568-6800 Fax: (313) 568-6832	Fred B. White III, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Phone: (212) 735-3000 Fax: (212) 735-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), please check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 12, 2005
PROSPECTUS
5,000,000 shares
Asset Acceptance Capital Corp.
Common Stock

         This is a public offering of 5,000,000 shares of our common stock by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from any sale of shares by these stockholders. We will bear the expenses of this offering, except commissions paid to William Blair & Company.
      Our common stock is quoted on The Nasdaq National Market under the symbol “AACC”. The last reported sale price for our common stock on The Nasdaq National Market on April 12, 2005 was $18.57.
      Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Selling Stockholders, Before Expenses	$	$
      Certain of the selling stockholders have granted William Blair & Company the option to purchase up to an additional 750,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.
Delivery of shares will be made on or about                     , 2005.

William Blair & Company
The date of this prospectus is                     , 2005.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus before making an investment decision. As used in this prospectus, the term “cash collections” refers to collections on our owned portfolios only, exclusive of cash received from the sale of purchased receivables or from finance contract revenues. The references in this prospectus to the U.S. Federal Reserve Board are to the Federal Reserve Statistical Release, dated February 7, 2005 and the Federal Reserve Consumer Credit Historical Data website (www.federalreserve.gov/releases/g19/hist/) and the references to The Nilson Report (www.nilsonreport.com) are to The Nilson Report, issue 792, dated July 2003 and issue 806, dated March 2004.
Our Business
Overview
      We are a leading purchaser and collector of charged-off consumer receivables in the United States. We purchase and collect defaulted or charged-off accounts receivable portfolios from consumer credit originators, primarily credit card issuers, consumer finance companies, retail merchants and telecommunications and other utility providers as well as from resellers and other holders of consumer debt. We have been purchasing and collecting charged-off receivables portfolios since the formation of our predecessor company in 1962. Charged-off receivables are the unpaid obligations of individuals to credit originators. We generally purchase charged-off receivables from credit originators and other sellers of debt that were unsuccessful in collecting the underlying debt; consequently, we are able to purchase these receivables at a substantial discount to their face value. We currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this is the best use of our resources and affords us the best opportunity to maximize our profits. Since January 1, 1990, we have purchased 759 consumer debt portfolios through December 31, 2004, with an original charged-off face value of $18.8 billion for a purchase price of $355.2 million, or 1.89% of face value, net of buybacks. On average, we have been able to collect more than three times the amount paid for a portfolio, as measured over a five-year period from the date of purchase.
      When considering whether to purchase a portfolio, we engage in a quantitative and qualitative analysis of the portfolio to appropriately price the debt and determine whether the portfolio will yield collections consistent with our goals. This analysis includes the use of our pricing and collection probability model and draws upon our extensive experience in the industry. We have developed experience across a wide range of asset types at various stages of delinquency. We specialize in the primary, secondary and tertiary markets where typically between one and three collection agencies have already tried to collect the debt. We deploy our capital within these markets based upon the relative values of the available debt portfolios. Unlike many collection agencies that typically attempt to collect the debt only for a period of three to six months, we generally take a long-term approach, in excess of five years, to the collection effort as we are the owners of the debt.
      We have achieved strong financial results over our history, with cash collections growing from $44.0 million in 2000 to $267.9 million in 2004, a compound annual growth rate of 57.1%. Total revenues have grown from $37.0 million in 2000 to $214.8 million in 2004, a compound annual growth rate of 55.2%.
Market
      The accounts receivable management industry is growing, driven by a number of industry trends, including:

•	Increasing levels of consumer debt obligations — According to the U.S. Federal Reserve Board, the consumer credit industry increased from $133.7 billion of consumer debt obligations in 1970 to $2.1 trillion of consumer debt obligations in November 2004, a compound annual growth rate of 8.4%. The Nilson Report projects that this market will increase to $2.8 trillion by 2010.

•	Increasing charge-offs of the underlying receivables — According to The Nilson Report, net charge-offs of credit card debt have increased from $8.2 billion in 1990 to $51.1 billion in 2002, a compound annual growth rate of 16.5%. The Nilson Report is forecasting net charge-offs of credit card debt to increase to $86.7 billion in 2010.

•	Increasing types of credit originators accessing the debt sale market — According to The Nilson Report, the cost for all types of purchased debt sold has increased from $6.0 billion in 1993 to $67.8 billion in 2003, a compound annual growth rate of 27.4%. Charged-off credit card debt averaged 77% of sales for the three year period 1998 through 2000 compared to 73% for the three year period 2001 through 2003. Sellers of charged-off portfolios have expanded to include healthcare, utility and telecommunications providers, commercial banks, consumer finance companies, retail merchants and mortgage and auto finance companies.
      We believe a debt purchaser’s ability to successfully collect payments on charged-off receivables, despite previous collection efforts by the credit originator or third party collection agencies, is driven by several factors, including the collector’s ability to:

•	pursue collections over multi-year periods;

•	tailor repayment plans based on a consumer’s ability to pay; and

•	utilize experience and resources, including litigation.
Competitive Strengths
      We believe we have a number of strengths which will allow us to continue to capitalize on these favorable industry trends and provide us with a competitive advantage, including:

•	Disciplined Purchasing and Collections — Our disciplined purchasing strategy and collections process have been central to our success. We have developed and refined a purchasing model that, we believe, has resulted in sound debt buying decisions enabling us to profitably purchase and collect debt in various economic and competitive environments.

•	Proprietary Collections Database — Since 1990, we have purchased 759 portfolios through December 31, 2004, consisting of a total of 18.1 million accounts across more than 20 different underlying asset types from over 150 different sellers. As a result, we believe we have developed one of the most extensive proprietary databases in the industry from which we run statistical models with the goal of maximizing our profitability.

•	Focus on Purchasing and Collecting Debt — Over our history, our focus has been on purchasing debt for the purpose of collecting debt. We currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this is the best use of our resources to maximize our profits.

•	Experienced Management Team — We have an experienced management team which has considerable expertise in the accounts receivable management industry. Our Chairman and our Chief Executive Officer have over 40 years and 25 years, respectively, of experience in this industry. In addition, most of our other executive officers have considerable tenure with us and/or other companies engaged in the accounts receivable management industry.

•	Financial Strength — We believe that our generation of internal cash flows and our position as a well- capitalized firm, with access to capital through our line of credit, has been critical to our ability to grow. Our financial strength has increased our ability to make portfolio purchases and we believe it has also enhanced our credibility with sellers of debt who are interested in dealing with firms possessing the financial wherewithal to consummate a transaction.
Our Strategy
      We have achieved historical growth while seeking to ensure that the level of our portfolio purchases of charged-off receivables is commensurate with our collection ability. We seek to become the leading purchaser and collector of charged-off consumer receivables in the United States through controlled growth. Our strategy to achieve this objective includes the pursuit and execution of the following initiatives:

•	Leverage Competitive Strengths to Increase Share in a Growing Market
•	Selective Expansion into Other Geographic Areas
•	Continue to Recruit, Develop and Retain Collectors
•	Leverage Purchasing and Collection Expertise into Other Asset Types
History and Reorganization
      Our Chairman’s expertise and experience in purchasing and collecting charged-off consumer receivables dates back to 1962 when he formed Lee Acceptance Company as a sole proprietorship. Our

Chief Executive Officer joined Lee Acceptance Company in 1979. In 1982, Lee Acceptance Company was incorporated as Lee Acceptance Corp. The business of purchasing and collecting charged-off consumer receivables was subsequently conducted by our Chairman and our Chief Executive Officer through several successor companies.
      In 1994, our Chairman and our Chief Executive Officer formed Asset Acceptance Corp. for the purpose of purchasing and collecting charged-off consumer receivables and formed Consumer Credit Corp. for the purpose of financing sales of consumer product retailers located primarily in Michigan and Florida. Since 1994, we have effected the following transactions:

•	On January 1, 2000, Asset Acceptance Corp. and certain of its affiliates were joined as wholly-owned subsidiaries of AAC Holding Corp. for tax planning purposes.
•	On September 20, 2002, we formed Asset Acceptance Holdings LLC, a Delaware limited liability company, for the purpose of consummating an equity recapitalization. Effective September 30, 2002, AAC Investors, Inc. acquired a 60% equity interest in Asset Acceptance Holdings LLC. After September 30, 2002, the business of purchasing and collecting charged-off debt previously conducted by AAC Holding Corp. and its subsidiaries and the business of financing sales of consumer product retailers previously conducted by Consumer Credit Corp. were effected through this newly formed company and its subsidiaries.
      Immediately prior to our February 2004 initial public offering, all of the shares of capital stock of AAC Investors, Inc. and AAC Holding Corp. (which changed its name to RBR Holding Corp. in October 2002), which held 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, were contributed to Asset Acceptance Capital Corp., a newly formed Delaware corporation, in exchange for shares of common stock of Asset Acceptance Capital Corp., which is the class of common stock offered hereby and offered in our initial public offering. As a result of this Reorganization, which was effected for the purpose of establishing a Delaware corporation as the issuer in our initial public offering, Asset Acceptance Holdings LLC and its subsidiaries became indirect wholly-owned subsidiaries of the newly formed Asset Acceptance Capital Corp. For more detailed information about our corporate history and this Reorganization, see “History and Reorganization”.
Recent Developments
      Cash collections on charged-off consumer receivables increased 23.3% to $80.4 million for the three months ended March 31, 2005 from $65.2 million for the same period in 2004. During the three months ended March 31, 2005, we acquired charged-off consumer receivables portfolios with an aggregate face value amount of $1.1 billion at a cost of $33.1 million, or 2.99% of face value, net of buybacks. During the three months ended March 31, 2004, we acquired charged-off consumer receivables portfolios with an aggregate face value amount of $501.0 million at a cost of $12.1 million, or 2.42% of face value, net of buybacks. We expect to report total revenues in the range of $64.0 million to $66.0 million for the three months ended March 31, 2005, as compared to total revenues of $49.7 million for the same period in 2004. In addition, we expect to report net income in the range of $14.0 million to $15.3 million for the three months ended March 31, 2005, or fully diluted earnings per share of $0.38 to $0.41 (which includes offering expenses of approximately $400,000 in connection with this offering). During the three months ended March 31, 2005, we borrowed and repaid $6.5 million and, as of March 31, 2005, we had no outstanding balance on our line of credit.
      Separately, we appointed Patrick J. Dangel as a Vice President-Collections effective as of April 1, 2005. Mr. Dangel previously served as an Assistant Vice President-Collections and replaced Donald O’Neill who left our employment effective April 1, 2005.
Our Corporate Information
      We were incorporated in Delaware on September 18, 2003. Our executive offices are located at 28405 Van Dyke Avenue, Warren, Michigan 48093, and our telephone number at that location is (586) 939-9600. Our web address is www.assetacceptance.com. Information on our website should not be considered to be part of this prospectus.

The Offering

Common stock offered by Asset Acceptance Capital Corp	None

Common stock offered by the selling stockholders	5,000,000 shares

Common stock outstanding prior to this offering	37,225,275 shares

Common stock outstanding after this offering	37,225,275 shares

Use of proceeds	All of the shares of common stock offered by this prospectus are being offered for sale by the selling stockholders. We will not receive any portion of the net proceeds of this offering.

The Nasdaq National Market symbol	AACC

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
      The number of shares of common stock outstanding prior to this offering and the number of shares of common stock outstanding upon completion of this offering excludes:

•	118,888 shares of common stock issuable upon exercise of stock options granted prior to this offering pursuant to our 2004 stock incentive plan; and

•	3,581,112 additional shares of common stock reserved for issuance under our 2004 stock incentive plan.

      Unless otherwise indicated, all information in this prospectus, including the outstanding shares information above, assumes that William Blair & Company has not exercised its option to purchase up to 750,000 additional shares from the selling stockholders.

Summary Consolidated Financial Data
      The following summary consolidated financial data includes the results of operations of the following companies for the indicated periods:

•	Prior to October 1, 2002, AAC Holding Corp. and its subsidiaries, Consumer Credit Corp. and Lee Acceptance Corp., with each of these corporations treated as an S corporation for income tax purposes (except for Lee Acceptance Corp., which was treated as a C corporation for income tax purposes). Each of these corporations are collectively referred to in our financial statements and in the following summary consolidated financial data as the “predecessor”.

•	From October 1, 2002 to the Reorganization effected on February 4, 2004, to AAC Investors, Inc., including its subsidiary, Asset Acceptance Holdings LLC (referred to collectively in our financial statements as the “successor”).

•	From February 5, 2004 through December 31, 2004, to Asset Acceptance Capital Corp., including its wholly-owned subsidiaries, AAC Investors, Inc. and RBR Holding Corp., and its indirect wholly-owned subsidiary, Asset Acceptance Holdings LLC and its subsidiaries, with these companies also referred to collectively in our financial statements and in the following summary consolidated financial data as the “successor”.
      The following summary consolidated statement of income data for the year ended December 31, 2002, consists of the predecessor for the nine months ended September 30, 2002 and the successor for the three months ended December 31, 2002, with this referred to as “combined”. The following income data of the predecessor for the nine months ended September 30, 2002 and of the successor for the three months ended December 31, 2002 and the years ended December 31, 2003 and 2004 and the related summary consolidated financial position data of the successor as of December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. The data should be read in connection with the consolidated financial statements, related notes and other information included herein.
      On February 4, 2004, all of the shares of the capital stock of AAC Investors, Inc. and AAC Holding Corp. (which changed its name to RBR Holding Corp. in October 2002), which held 60% and 40% ownership interests in Asset Acceptance Holdings LLC, respectively, as of that date, were contributed to Asset Acceptance Capital Corp. in exchange for all of the shares of the common stock of Asset Acceptance Capital Corp. As a result of this Reorganization, Asset Acceptance Holdings LLC and its subsidiaries became indirect wholly-owned subsidiaries of Asset Acceptance Capital Corp. The information included in the summary financial data gives effect to the Reorganization as of October 1, 2002. For more detailed information about our corporate history and this Reorganization, see “History and Reorganization”.

	Combined	Successor

	Years Ended December 31,

	2002(1)	2003	2004

	(in thousands, except per share data)
STATEMENT OF INCOME DATA:
Revenues
Purchased receivable revenues	$100,004	$159,628	$213,723
Gain on sale of purchased receivables	326	—	468
Finance contract revenues	411	565	562

Total revenues	100,741	160,193	214,753

Expenses
Salaries and benefits	33,438	51,296	111,034	(2)
Collections expense	26,051	43,656	56,949
Occupancy	3,064	4,633	6,109
Administrative	2,682	3,259	5,677
Depreciation	1,910	2,572	2,881
Loss on disposal of equipment	198	4	98

Total operating expenses	67,343	105,420	182,748

Income from operations	33,398	54,773	32,005
Net interest expense	3,427	7,195	1,709
Other expenses (income)	423	(448)	(84)

Income before income taxes	29,548	48,026	30,380
Income taxes(3)	1,624	10,283	29,634

Net income(4)	$27,924	$37,743	$746	(5)

	Successor

	As of December 31,

	2002	2003	2004

	(in thousands)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$2,281	$5,499	$14,205
Purchased receivables	133,337	183,720	216,480
Total assets	151,277	207,110	252,506
Total debt, including capital lease obligations	103,192	112,729	254
Total stockholders’ equity	41,644	74,383	197,180

	Combined	Successor

	Years Ended December 31,

	2002	2003	2004

	(in thousands)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections for period	$120,540	$197,819	$267,928
Operating expenses to cash collections	55.9%	53.3%	68.2	%(6)
Acquisitions of purchased receivables at cost	$73,684	$89,586	$89,192
Acquisitions of purchased receivables at face value	$5,215,662	$4,235,319	$4,472,030

(1)	AAC Investors, Inc. and RBR Holding Corp. became wholly-owned subsidiaries of Asset Acceptance Capital Corp. through a reorganization that was effective February 4, 2004. As a result of the reorganization, Asset Acceptance Holdings LLC and its subsidiaries became indirect wholly-owned subsidiaries of Asset Acceptance Capital Corp. The operations data for the year ended December 31, 2002, include our predecessor for the nine month period ended September 30, 2002 and our successor for the three month period ended December 31, 2002.

(2)	Excluding the $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering, salaries and benefits would have been $65.3 million for the year ended December 31, 2004. See discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2004 compared to Year Ended December 31, 2003 — Operating Expenses”.

(3)	Asset Acceptance Capital Corp. included income tax expense on only 60% of pretax income until February 4, 2004, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as a S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns. Prior to October 1, 2002, no income tax expense was incurred as our predecessor was taxed as an S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns. Income tax expense in 2004 includes a deferred tax charge of $19.3 million resulting from RBR Holding Corp. losing its S corporation tax status after becoming a wholly-owned subsidiary of Asset Acceptance Capital Corp. during the first quarter of 2004.

(4)	For comparison purposes, see “Selected Consolidated Financial Data” and notes (5) and (7) thereto in which we have presented pro forma net income, which is net income adjusted for pro forma net income taxes assuming all entities had been a C corporation for all periods presented, and in which we have presented pro forma net income per share and pro forma weighted average shares outstanding assuming the Reorganization had occurred at the beginning of the periods presented.

(5)	Our net income for 2004 included the following one-time events:

•	The negative effect of a deferred tax charge of $19.3 million, or $0.53 per share, resulting from RBR Holding Corp. losing its S corporation status after becoming a wholly-owned subsidiary of Asset Acceptance Capital Corp. during the first quarter of 2004. See discussion in note (3) above.

•	The negative effect of a $45.7 million compensation and related payroll tax charge ($28.7 million net of taxes, or $0.79 per share) resulting from the vesting of the outstanding share appreciation rights upon our initial public offering during the first quarter of 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2004 Comparison to Year Ended December 31, 2003 — Operating Expenses”.

•	The positive effect related to our incurring income tax on only 60% of pretax income for the period January 1, 2004 through February 4, 2004, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as an S corporation. Income taxes during the period February 5, 2004 through December 31, 2004 reflected income tax expense on 100% of pretax income as RBR Holding Corp. became a wholly-owned subsidiary of Asset Acceptance Capital Corp. The impact of the lower tax expense was approximately $0.9 million or $0.03 per share.

(6)	Excluding the $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering, operating expenses decreased to 51.2% of cash collections for the year ended December 31, 2004. See discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2004 compared to Year Ended December 31, 2003 — Operating Expenses”.

Reconciliation of GAAP to Adjusted Basis
      Set forth below is information on an adjusted basis pertaining to certain expenses for the years ended 2002, 2003 and 2004. We believe the presentation of such adjusted information is useful to investors to help them understand how such expenses affected our operating performance during the relevant periods inasmuch as we use such adjusted information for purposes of our internal planning, review and period-to-period comparisons of our operating performance. Specifically, we believe that salary and benefits in 2004 should be adjusted for the one-time $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering and that income tax expense in all three years should be adjusted to record income tax expense on 100% of the adjusted pretax net income. As adjusted, net income and earnings per share for 2002, 2003 and 2004 would have been $18.5 million and $0.65 per share, $30.1 million and $1.06 per share and $47.8 million and $1.31 per share, respectively.
      The following table sets forth a reconciliation of GAAP net income to adjusted net income for each of 2002, 2003 and 2004. See discussion in notes (2) and (3) to “Summary Consolidated Financial Data” above. Please note that adjusted net income should not be used as a replacement for GAAP net income.

	Combined	Successor

	Years Ended December 31,

	2002	2003	2004

	(in thousands, except earnings per
	share amounts)
GAAP net income	$27,924	$37,743	$746
Add income tax expense	1,624	10,283	29,634

Income before income taxes	29,548	48,026	30,380
Add one-time compensation and related payroll tax charge	—	—	45,673

Adjusted income before adjusted income taxes	29,548	48,026	76,053
Less adjusted income taxes(1)	11,038	17,914	28,292

Adjusted net income(2)	$18,510	$30,112	$47,761

Weighted average number of shares outstanding:
Basic	—	28,448	36,386
Diluted	—	28,448	36,394
Earnings per common share outstanding:
Basic	$0.98	$1.33	$0.02
Diluted	$0.98	$1.33	$0.02
Pro forma average number of shares outstanding:
Basic(2)	28,448	—	—
Diluted(2)	28,448	—	—
Adjusted earnings per common share outstanding:
Basic	$0.65	$1.06	$1.31
Diluted	$0.65	$1.06	$1.31

(1)	Adjusted income taxes assumes we were a C corporation for all periods presented. Income tax rates used for 2002, 2003 and 2004 were 37.4%, 37.3% and 37.2%, respectively.

(2)	For the years ended 2002 and 2003, adjusted net income was equal to pro forma net income. For comparison purposes, see “Selected Consolidated Financial Data” and notes (5) and (7) thereto in which we have presented pro forma net income, which is net income adjusted for pro forma net income taxes assuming all entities had been a C corporation for all periods presented, and in which we have presented pro forma weighted average shares outstanding assuming the Reorganization had occurred at the beginning of the periods presented.

RISK FACTORS
      You should carefully consider the risks described below before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.
Risks Related to Our Business
If we are not able to purchase charged-off consumer receivables at appropriate prices, the resulting decrease in our inventory of purchased portfolios of receivables could adversely affect our ability to generate revenue and our ability to continue our growth.
      If we are unable to purchase charged-off consumer receivables from credit originators in sufficient face value amounts at appropriate prices, our business may be harmed. The availability of portfolios of consumer receivables at prices which generate an appropriate return on our investment depends on a number of factors, both within and outside of our control, including:

•	continued growth in the levels of consumer obligations;

•	continued growth in the number of industries selling charged-off consumer receivable portfolios;

•	continued sales of charged-off consumer receivables portfolios by credit originators;

•	competitive factors affecting potential purchasers and credit originators of charged-off receivables, including the number of firms engaged in the collection business and the capitalization of those firms, that may cause an increase in the price we are willing to pay for portfolios of charged-off consumer receivables or cause us to overpay for portfolios of charged-off consumer receivables;

•	our ability to purchase portfolios in industries in which we have little or no experience with the resulting risk of lower returns if we do not successfully purchase and collect these receivables; and

•	continued growth in the levels of credit being extended by credit originators.
      Over the last 12 to 18 months, we have seen prices for many asset classes of charged-off accounts receivable portfolios increase and, accordingly, it has become more difficult to acquire portfolios of charged-off accounts receivable that meet our return thresholds.
      In addition, we believe that issuers of credit cards are increasingly using off-shore options in connection with their collection of delinquent accounts in an effort to reduce costs. If these off-shore efforts are successful, these issuers may reduce the number of portfolios available for purchase and increase the purchase price for portfolios available for sale.
      Because of the length of time involved in collecting charged-off consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.
      During 2004, we entered into five forward flow contracts with commitment terms ranging from three to twelve months and purchased portfolios with an aggregate purchase price of approximately $8.1 million, or approximately 9% of the total invested during the year. These contracts commit a debt seller to sell a steady flow of charged-off receivables to us and commit us to purchase receivables for a fixed percentage of the face amount. Consequently, our results of operations would be negatively impacted if the fixed percentage is in excess of the appropriate market value. In the normal course of business, we have entered into such contracts in the past and may do so in the future depending on market conditions. To the extent our competition enters into forward-flow contracts, the pool of portfolios available for purchase is diminished.

We generally account for purchased receivable revenues using the interest method of accounting in accordance with U.S. Generally Accepted Accounting Principles, which requires making reasonable estimates of the timing and amount of future cash collections. If the timing and actual amount recovered by us is materially lower than our estimates, it would cause us to recognize impairments and negatively impact our earnings.
      We generally utilize the interest method of accounting for our purchased receivables because we believe that the amounts and timing of cash collections for our purchased receivables can be reasonably estimated. This belief is predicated on our historical results and our knowledge of the industry. The interest method is prescribed by the Accounting Standards Executive Committee Practice Bulletin 6 (“PB 6”), “Amortization of Discounts on Certain Acquired Loans” as well as the Accounting Standards Executive Committee Statement of Position 03-3 (“SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”.
      The provisions of SOP 03-3 were adopted by us effective January 2005 and apply to purchased receivables acquired after December 31, 2004. The provisions of SOP 03-3 that relate to decreases in expected cash flows are applied prospectively to purchased receivables acquired before January 1, 2005. Other than the provisions relating to decreases in expected cash flow, purchased receivables acquired before January 1, 2005 will continue to be accounted for under PB 6.
      Each static pool of receivables is modeled to determine its projected cash flows based on historical cash collections for pools with similar characteristics. An internal rate of return (“IRR”) is calculated for each static pool of receivables based on the projected cash flows and applied to the balance of the static pool. The resulting revenue recognized is based on the IRR applied to the remaining balance of each static pool of accounts. Each static pool is analyzed at least quarterly to assess the actual performance compared to the expected performance. To the extent there are differences in actual performance versus expected performance, the IRR is adjusted prospectively to reflect the revised estimate of cash flows over the remaining life of the static pool. Beginning in January 2005, under SOP 03-3, if the revised estimate of cash flows is less than the original estimate, the IRR will remain unchanged and an immediate impairment will be taken.
      Application of SOP 03-3 requires the use of reasonable estimates to calculate a projected IRR for each pool. These estimates are based on historical cash collections. If future cash collections are materially different in amount or timing than projected cash collections, which we believe is inevitable, earnings could be affected, either positively or negatively. Higher collection amounts or cash collections that occur sooner than projected cash collections will have a favorable impact on yields and revenues. Lower collection amounts or cash collections that occur later than projected cash collections will have an unfavorable impact and result in an immediate impairment, which would negatively impact our earnings.
We are required to comply with Section 404 of Sarbanes Oxley for the year ended December 31, 2005. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability and our stock price could be negatively affected.
      We are required to comply with Section 404 of Sarbanes Oxley (“Section 404”) for the year ended December 31, 2005 since we are not an accelerated filer as defined by the Securities and Exchange Commission. Section 404 requires that we document and test our internal controls and certify that we are responsible for maintaining an adequate system of internal control procedures. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. While we are committed to being in full and timely compliance with the requirements of Section 404, we believe that the out of pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply could be significant. The time and costs associated with complying with Sarbanes Oxley could reduce our profitability. If we fail to fully and timely comply with the requirements of Section 404, investors could lose confidence in the accuracy and completeness of our financial statements and our stock price could be negatively affected.

We may not be able to continue to acquire charged-off consumer receivables in sufficient amounts to operate efficiently and profitably.
      To operate profitably, we must continually acquire and service a sufficient amount of charged-off consumer receivables to generate cash collections that exceed our expenses. Fixed costs, such as salaries and lease or other facility costs, constitute a significant portion of our overhead and, if we do not continue to acquire charged-off consumer receivables portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional charged-off consumer receivables portfolios. These practices could lead to:

•	low employee morale;

•	fewer experienced employees;

•	higher training costs;

•	disruptions in our operations;

•	loss of efficiency; and

•	excess costs associated with unused space in our facilities.
We may not be able to collect sufficient amounts on our charged-off consumer receivables, which would adversely affect our results of operations.
      Our business consists of acquiring and collecting receivables that consumers have failed to pay and that the credit originator has deemed uncollectible and has charged-off. The credit originators or other debt sellers generally make numerous attempts to recover on their charged-off consumer receivables before we purchase such receivables, often using a combination of in-house recovery and third party collection efforts. Since there generally have been multiple efforts to collect on these portfolios of charged-off consumer receivables before we attempt to collect on them (three or more efforts on more than 50% of the face value of our portfolios), our attempts to collect on these portfolios may not be successful. Therefore, we may not collect a sufficient amount to cover our investment associated with purchasing the charged-off consumer receivable portfolios and the costs of running our business, which would adversely affect our results of operations. There can be no assurance that our ability to make collections in the future will be comparable to our success in making collections in the past.
We experience high turnover rates for our collectors and we may not be able to hire and retain enough sufficiently trained collectors to support our operations.
      Our ability to collect on new and existing portfolios and to acquire new portfolios is substantially dependent on our ability to hire and retain qualified collectors. The consumer accounts receivables management industry is labor intensive and, similar to other companies in our industry, we experience a high rate of employee turnover. For 2004, our annual turnover rate was 51.0%, and our collection department employee turnover rate was 68.4%. Based on our experience, collectors who have been with us for more than one year are generally more productive than collectors who have been with us for less than one year. In 2004, our turnover rate for all associates employed by us for at least one year was 28.1% and 38.4% for collection employees only. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire, train and, in particular, retain new collectors. In addition, we believe the level of training we provide to our employees makes our employees attractive to other collection companies, which may attempt to recruit them. A higher turnover rate among our collectors will increase our recruiting and training costs, may require us to increase employee compensation levels and will limit the number of experienced collection personnel available to service our charged-off consumer receivables. If this were to occur, we would not be able to service our charged-off consumer receivables effectively, which would reduce our ability to grow and operate profitably.
We face intense competition that could impair our ability to grow and achieve our goals.
      The consumer debt collection industry is highly competitive and fragmented. We compete with a wide range of other purchasers of charged-off consumer receivables, third party collection agencies, other financial service companies and credit originators and other owners of debt that manage their own charged-off consumer receivables. Some of these companies may have substantially greater personnel and financial resources and may experience lower collector and employee turnover rates than we do. Furthermore, some of our competitors may obtain alternative sources of financing, the proceeds from which may be used to fund expansion and to increase their number of charged-off portfolio purchases. We believe that increasing amounts of capital are being invested in the debt collection industry, which could lead to increased prices for portfolios of charged-off accounts receivables, the enhanced ability of third parties to collect debt and the reduction in the number of portfolios of charged-off accounts receivables available for purchase. In addition, companies with greater financial resources than we have may elect at a future date to enter the consumer debt collection business. Competitive pressures affect the availability and pricing of receivables portfolios as well as the availability and cost of qualified debt collectors. In addition, some of our competitors may have signed forward flow contracts under which consumer credit originators have agreed to transfer a steady flow of charged-off receivables to them in the future, which could restrict those credit originators from selling receivables to us.
      We face bidding competition in our acquisition of charged-off consumer receivables portfolios. We believe successful bids generally are awarded based on a combination of price, service and relationships with the debt sellers. Some of our current competitors, and possible new competitors, may have more effective pricing and collection models, greater adaptability to changing market needs and more established relationships in our industry than we have. Moreover, our competitors may elect to pay prices for portfolios that we determine are not reasonable and, in that event, our volume of portfolio purchases may be diminished. There can be no assurance that our existing or potential sources will continue to sell their charged-off consumer receivables at recent levels or at all, or that we will continue to offer competitive bids for charged-off consumer receivables portfolios. In addition, there continues to be a consolidation of issuers of credit cards, which have been a principal source of our receivable purchases. This consolidation has decreased the number of sellers in the market and, consequently, could over time, give the remaining sellers increasing market strength in the price and terms of the sale of charged-off credit card accounts.
      If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors, we may experience reduced access to portfolios of charged-off consumer receivables in sufficient face-value amounts at appropriate prices. As a result, we may experience reduced profitability which, in turn, may impair our ability to grow and achieve our goals.
Our performance may be adversely affected by Internal Revenue Code Section 6050P and the underlying Treasury Regulations and the costs related to compliance therewith.
      Internal Revenue Code Section 6050P and the related Treasury Regulations, in certain circumstances, require creditors to send out Form 1099-C information returns to those debtors whose debt, in an amount in excess of $600, has been deemed to have been forgiven for tax purposes, thereby alerting them to the amount of the forgiveness and the fact that such amount may be taxable income to them. Under these regulations, a debt is deemed to have been forgiven for tax purposes if (i) there has been no payment on the debt for 36 months and if there were no “bona fide collection activities” (as defined in the regulation) for the preceding 12 month period, (ii) the debt was settled for less than the full amount or (iii) other similar situations outlined in the regulations. U.S. Treasury Regulation Section 1.6050P-2 became final in 2004 and is effective for 2005 and forward and indicates that the rules apply to companies who acquire indebtedness and, therefore, we will need to comply with the reporting requirements. Our cost of compliance with these regulations is uncertain. In some instances, we may engage in additional monitoring activities of accounts and will send 1099-C information returns, which will increase our administrative costs. If we are required to send a 1099-C information return, despite the fact that we are continuing our collections efforts on an account, it may become more difficult to collect from those accounts because debtors may perceive the 1099-C as notice of debt relief rather than as tax information.
      This mistaken perception may lead to increased litigation costs for us as we may need to overcome affirmative defenses and counterclaims based on this belief by certain debtors. In addition, we may be required to modify our historical collection practices to conform to the regulation’s definition of “bona fide collection practices”, which could increase our costs to monitor accounts and manage our collection activities. Penalties for failure to comply with these regulations are $50 per instance, with a maximum penalty of $250,000 per year, except where failure is due to intentional disregard, for which penalties are $100 per instance, with no maximum penalty. An additional penalty of $100 per information return, with no annual maximum, applies for a failure to provide the statement to the recipient.
Our growth strategy includes acquiring charged-off receivable portfolios in industries in which we have little or no experience. If we do not successfully acquire and collect on these portfolios, revenue growth may slow and our results of operations may be materially and adversely affected.
      We intend to acquire portfolios of charged-off consumer receivables in industries in which we have limited experience, such as telecommunications and healthcare. Some of these industries may have specific regulatory restrictions with which we have no experience. We may not be successful in consummating any acquisitions of receivables in these industries and our limited experience in these industries may impair our ability to effectively and efficiently collect on these portfolios. Furthermore, we need to develop appropriate pricing models for these markets and there is no assurance that we will do so effectively. This may cause us to overpay for these portfolios, and consequently, our profitability may suffer as a result of these portfolio acquisitions.
Our strategy includes the opening of new call centers in selected locations through the acquisition of assets of businesses and the training and integration of existing collectors into our business. If we open new call centers and do not successfully acquire assets of businesses and train and integrate new collectors into our business, our results of operations would be negatively affected.
      In the past, we have opened new call centers in selected locations through the acquisition of assets of businesses and through the training and integration of the collectors employed by these businesses. We have experienced higher collection recoveries in states in which we have a local or relatively close presence. In 2002 and 2003, we acquired selected assets from debt collection businesses located in White Marsh, Maryland, San Antonio, Texas, Phoenix, Arizona and Chicago, Illinois and, as a result, approximately 260 employees initially were hired from these businesses, trained by us and integrated into our business. These, and any future acquisitions we make, will be accompanied by the risks encountered in acquisitions of this type which include the difficulty and expense of training new collectors and the loss of productivity due to the diversion of our management’s attention. If we open new call centers and do not successfully train and integrate new collectors, it would adversely affect the growth of our business and negatively impact our operating results.
Historical operating results and quarterly cash collections may not be indicative of future performance.
      Our total revenues have grown at an average annual rate in excess of 55% from 2000 through 2004. We do not expect to achieve the same growth rates in future periods. Therefore, our future operating results may not reflect past performance.
      In addition, our business depends on the ability to collect on our portfolios of charged-off consumer receivables. Collections within portfolios tend to be seasonally higher in the first and second quarters of the year, due to consumers’ receipt of tax refunds and other factors. Conversely, collections within portfolios tend to be lower in the third and fourth quarters of the year, due to consumers’ spending in connection with summer vacations, the holiday season and other factors. Our historical growth in purchased portfolios and in our resultant quarterly cash collections has helped to minimize the effect of seasonal cash collections. Operating expenses are seasonally higher during the first and second quarters of the year due to expenses necessary to process the increase in cash collections. However, revenue recognized is relatively level due to our application of the interest method for revenue recognition. In addition, our operating results may be affected to a lesser extent by the timing of purchases of portfolios of charged-off consumer receivables due to the initial costs associated with purchasing and integrating these receivables into our system. Consequently, income and margins may fluctuate quarter to quarter. If the pace of our growth slows, our quarterly cash collections and operating results may become increasingly subject to fluctuation.

Our collections may decrease if bankruptcy filings increase or if bankruptcy laws change.
      During times of economic recession, the amount of charged-off consumer receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings, a debtor’s assets are sold to repay creditors, but since the charged-off consumer receivables we are attempting to collect are generally unsecured or secured on a second or third priority basis, we often would not be able to collect on those receivables. Our collections may decline with an increase in bankruptcy filings or if the bankruptcy laws change in a manner adverse to our business, in which case, our financial condition and results of operations could be materially adversely affected.
      As of the date of this prospectus, the United States Senate has passed, the United States House of Representatives is considering passage of and President Bush has indicated he is likely to sign, a bill which would, among other things, make it more difficult for a consumer to discharge debts through bankruptcy. The impact on our business arising from any changes to the bankruptcy law resulting from the passage of this bill is uncertain at this time due primarily to our inability to predict either (i) the final provisions of the bill at this point in the legislative cycle or (ii) any changes in consumer behavior caused by the new law.
Failure to effectively manage our growth could adversely affect our business and operating results.
      We have expanded significantly over our history and we intend to continue to grow. However, any future growth will place additional demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

•	expand and enhance our administrative infrastructure;

•	improve our management, regulatory compliance and financial and information systems and controls;

•	open new call centers in select locations through the acquisition of selected assets of businesses and the development of new sites; and

•	recruit, train, manage and retain our employees effectively.
      Continued growth could place a strain on our management, operations and financial resources. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.
We are dependent on our management team for the adoption and implementation of our strategies and the loss of their services could have a material adverse effect on our business.
      Our future success depends on the continued ability to recruit, hire, retain and motivate highly skilled managerial personnel. The continued growth and success of our business is particularly dependent upon the continued services of our executive officers and other key personnel (particularly in purchasing and collections), including Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, each of whom has been integral to the development of our business. We cannot guarantee that we will be able to retain these individuals. Our performance also depends on our ability to retain and motivate other officers and key employees. The loss of the services of one or more of our executive officers or other key employees could disrupt our operations and seriously impair our ability to continue to acquire or collect on portfolios of charged-off consumer receivables and to manage and expand our business. We have employment agreements with each of Messrs. Reitzel, Bradley and Redman. However, these agreements do not and will not assure the continued services of these officers. We do not maintain key person life insurance policies for our executive officers or key personnel.
Our ability to recover on our charged-off consumer receivables may be limited under federal and state laws.
      Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors. Federal and state laws may limit our ability to recover on our charged-off consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on charged-off consumer receivables we purchase if the credit card issuer previously failed to comply with applicable law in generating or servicing those receivables. Additional consumer protection and privacy protection laws may be enacted that would impose additional or more stringent requirements on the enforcement of and collection on consumer receivables.
      Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our charged-off consumer receivables portfolios and may have a material adverse effect on our business and results of operations. In addition, federal and state governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of consumer receivables. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our charged-off consumer receivables portfolios, which could reduce our profitability and harm our business.
      In addition to the possibility of new laws being enacted, it is possible that regulators and litigants may attempt to extend debtors’ rights beyond the current interpretations placed on existing statutes. These attempts could cause us to (i) expend significant financial and human resources in either litigating these new interpretations or (ii) alter our existing methods of conducting business to comply with these interpretations, either of which could reduce our profitability and harm our business.
Our growth strategy may, to a limited extent, include the acquisition of portfolios in selected countries located outside of the United States. If we expand our operations outside of the United States, our international acquisitions could subject us to risks that could have a material adverse effect on our business.
      We may, to a limited extent, pursue the acquisition of portfolios of charged-off consumer receivables from credit originators or collection companies located outside the United States. If our operations expand internationally, we will be subject to the risks of conducting business outside the United States, including:

•	a greater difficulty in managing collection operations globally;

•	compliance with multiple and potentially conflicting regulatory requirements;

•	fluctuations in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions; and

•	changes in tax laws.
      There can be no assurance that the acquisition of portfolios of charged-off consumer receivables from locations outside of the United States will produce desired levels of net revenues or profitability, or that we will be able to comply with the requisite government regulations. In addition, compliance with these government regulations may also subject us to additional fees, costs and licenses. The expansion of our operations overseas could have a material adverse effect on our business and results of operations.
Our operations could suffer from telecommunications or technology downtime.
      Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction (including outside influences such as computer viruses), could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software and their backup systems would interrupt our business operations and harm our business. In addition, we rely significantly on Ontario Systems LLC for the software used in operating our technology platform. Our business operations would be disrupted and our results of operations may be harmed if they were to cease operations or significantly reduce their support to us.

Our access to capital through our line of credit is critical to our ability to continue to grow. If our line of credit is materially reduced or terminated and if we are unable to replace it on favorable terms, our revenue growth may slow and our results of operations may be materially and adversely affected.
      We believe that our access to capital through our line of credit has been critical to our ability to grow. We currently maintain a $100.0 million line of credit that expires May 31, 2008. Our line of credit includes an accordion loan feature that allows us to request a $20.0 million increase in the credit facility, subject to our compliance with certain conditions and financial covenants. Our financial strength has increased our ability to make portfolio purchases and we believe it has also enhanced our credibility with sellers of debt who are interested in dealing with firms possessing the financial wherewithal to consummate a transaction. If our line of credit is materially reduced or terminated as a result of noncompliance with a covenant or other event of default and if we are unable to replace it on relatively favorable terms, our revenue growth may slow and our results of operations may be materially and adversely affected.
Our ability to collect on our purchased receivables may suffer if the economy suffers a material and adverse downturn for a prolonged period.
      Our success depends on our continued ability to collect on our purchased receivables. If the economy suffers a material and adverse downturn for a prolonged period which, in turn, increases the unemployment rate, we may not be able to collect during this period in a manner consistent with our past practice due to the inability of our customers to make payments to us. Any failure to collect would harm our results of operations.
Risks Related to this Offering
The sale of a substantial number of our shares of common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.
      Sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease. This could also make it difficult for us to raise additional capital through the sale of our equity securities.
      We have, and upon completion of this offering, will continue to have 37,225,275 shares of common stock issued and outstanding, regardless of whether William Blair & Company elects to exercise its over-allotment option. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates. In addition, we have the ability to issue a substantial number of options to purchase shares of our common stock under our stock option plan. In connection with our initial public offering, 8,050,000 shares of our common stock were registered and approximately 3,700 shares have been sold under Rule 144, with all of those shares being freely tradable, except to the extent they are held by “affiliates” as that term is defined in Rule 144 of the Securities Act.
      Subject to certain exceptions described under the caption “Underwriting”, we, as well as our directors, certain of the selling stockholders and their affiliated entities currently holding an aggregate of 27,738,260 shares of common stock (22,800,719 shares after giving effect to the sale of shares in this offering or 22,050,719 shares if the over-allotment option is exercised in full by William Blair & Company) have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 90 days from the date of this prospectus (with certain limited exceptions for sales under existing Rule 10b5-1 programs in the aggregate amount of 103,747 shares). The identity of these stockholders and the terms of the lock-up are summarized under the caption “Shares Eligible for Future Sale”. When this period expires, our locked-up stockholders will be able to sell our shares in the public market, subject to the terms of Rule 144. Moreover, William Blair & Company may, in its sole discretion and at any time without notice, release those holders from the resale restrictions. Sales of a substantial number of such shares upon expiration, or early release of the lock-up, or the perception that substantial sales might occur, could cause our share price to fall.
      After this offering, holders currently owning 27,731,260 shares of our common stock (22,793,719 shares after giving effect to the sale of shares in this offering or 22,043,719 shares if the over-allotment option is exercised in full by William Blair & Company) will have rights to include their shares in registration statements that we may file on their behalf, our behalf or on behalf of other stockholders. These stockholders can also require us to file a registration statement on their behalf. By exercising their registration rights and selling a large number of shares, these holders could cause the market price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of common stock and have to include shares held by these holders, it could impair our ability to raise needed capital.
Our controlling stockholders have the ability to exert control over us and to influence the outcome of matters voted on by stockholders.
      Following this offering, our executive officers and directors, together with their affiliates, will beneficially own approximately 62.6% (or 60.6% if William Blair & Company exercises its over-allotment option in full) of our outstanding common stock. As a result, these stockholders, if they act together, will exert significant influence over all matters requiring stockholder approval, including the election and removal of our directors, any merger, consolidation or sale of all or substantially all of our assets, as well as any charter amendment and other matters requiring stockholder approval. In addition, these stockholders may dictate the day to day management of our business. This concentration of ownership may delay or prevent a change in our control and may have a negative impact on the market price of our common stock by discouraging third party investors. In addition, the interests of these stockholders may not always coincide with the interests of our other stockholders.
We cannot assure you that a market will continue for our common stock and, in the event that an active trading market does not continue, you may be unable to resell your shares.
      Although our common stock is listed on The Nasdaq National Market, we cannot predict the extent to which a trading market will continue, how liquid that market might become or whether it will be maintained. In the event an active trading market does not continue for our common stock, you may be unable to resell your shares at or above the offering price, or at all.
Our stock price has fluctuated and will continue to fluctuate, which could result in your losing all or part of your investment.
      The market price of our common stock has fluctuated in response to factors such as:

•	investor perception of us and our business;

•	reports by analysts or news media;

•	the consumer credit industry as a whole;

•	announcements by our competitors; and

•	general economic and market conditions.
      In recent years, the stock market in general, and The Nasdaq National Market in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Provisions in our charter documents and Delaware law may inhibit a takeover which could depress our stock price.
      Our charter documents and Delaware law contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third party investors from purchasing our common stock. In particular, our amended and restated certificate of incorporation and our amended and restated bylaws include provisions that:

•	provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

•	permit a majority of the stockholders to remove our directors only for cause;

•	permit our directors, and not our stockholders, to fill vacancies on our board of directors;

•	prohibit stockholder action by written consent;

•	require that stockholders give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting; and

•	require the vote of the holders of a majority of our voting shares and, in some instances, a supermajority, for stockholder amendments to our certificate of incorporation and our bylaws.
      In addition, we are subject to Section 203 of the Delaware General Corporation Law which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and Delaware law could delay or prevent a change in control, even if our stockholders support such proposals.
Because we do not currently intend to pay dividends in the near term, stockholders must rely on stock appreciation for any return on their investment in our common stock.
      We currently intend to retain future earnings, if any, to fund our operations and growth and therefore, do not expect to pay dividends in the near term.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that involve risks and uncertainties. These statements include, without limitation, statements about future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “intend”, “plan”, “believe”, “estimate”, “potential” or “continue”, the negative of these terms or other comparable terminology. These statements may be found in the sections titled “Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Factors that could affect our results and cause them to materially differ from those contained in the forward-looking statements include the following.

•	our ability to purchase charged-off receivable portfolios on acceptable terms and in sufficient amounts;

•	our ability to recover sufficient amounts on our charged-off receivable portfolios;

•	our ability to hire and retain qualified personnel;

•	a decrease in collections if bankruptcy filings increase or if bankruptcy laws or other debt collection laws change;

•	our ability to make reasonable estimates of the timing and amount of future cash receipts for purposes of recording purchased receivable revenues in accordance with Accounting Standards Executive Committee Practice Bulletin 6 (“PB6”) as well as the Accounting Standards Executive Committee Statement of Position 03-3;

•	changes in, or failure to comply with, governmental regulations, including our ability to timely comply with Section 404 of the Sarbanes-Oxley Act and the costs related to compliance;

•	the costs and uncertainties related to compliance with Internal Revenue Code Section 6050P-2 and the related Treasury Regulations and the issuance of 1099-C information returns;

•	our ability to maintain existing, and secure additional, financing on acceptable terms;

•	the loss of any of our executive officers or other key personnel;

•	the costs, uncertainties and other effects of legal and administrative proceedings;

•	our ability to successfully expand our businesses and train and integrate new collectors;

•	the temporary or permanent loss of our computer or telecommunications systems, as well as our ability to respond to changes in technology and increased competition; and

•	other unanticipated events and conditions that may hinder our ability to compete.

HISTORY AND REORGANIZATION

Initial Operations — Pre-January 2000
      Our Chairman’s expertise and experience in purchasing and collecting charged-off consumer receivables dates back to 1962 when he formed Lee Acceptance Company as a sole proprietorship. Our Chief Executive Officer joined Lee Acceptance Company in 1979. In 1982, Lee Acceptance Company was incorporated as Lee Acceptance Corp. The business of purchasing and collecting charged-off consumer receivables was subsequently conducted by our Chairman and our Chief Executive Officer through several successor companies.
      In 1994, in an effort to take advantage of tax planning opportunities available for S corporations, our Chairman and our Chief Executive Officer formed Asset Acceptance Corp. for the purpose of purchasing and collecting charged-off consumer receivables and formed Consumer Credit Corp. for the purpose of financing sales of consumer product retailers located primarily in Michigan.
      Subsequently, our Chairman and our Chief Executive Officer formed Financial Credit Corp. in 1997 for the purpose of purchasing and collecting portfolios of charged-off consumer receivables of health clubs and CFC Financial Corp. in 1998 for the purpose of purchasing and collecting portfolios of charged-off consumer receivables of utility companies and small balance portfolios, both of which were affiliate corporations of Asset Acceptance Corp. and Consumer Credit Corp.

January 2000 — September 2002
      In January 2000, Asset Acceptance Corp., Financial Credit Corp. and CFC Financial Corp. were joined as wholly-owned subsidiaries of AAC Holding Corp. for tax planning purposes. Set forth below is a diagram depicting our predecessor corporations in operation for the period of January 2000 through September 30, 2002, their dates of formation and their ownership:

(1)	Mr. Redman acquired his ownership interest in January 2002.

September 2002 — Reorganization
      In September 2002, we formed Asset Acceptance Holdings LLC, a Delaware limited liability company, for the purpose of consummating an equity recapitalization, with Consumer Credit Corp. and AAC Holding Corp. (which was renamed RBR Holding Corp. in October 2002), as the initial equity members of Asset Acceptance Holdings LLC. Effective September 30, 2002, AAC Investors, Inc. acquired a 60% equity interest in Asset Acceptance Holdings LLC from RBR Holding Corp. and Consumer Credit Corp. which collectively retained a 40% equity interest. In connection with this recapitalization, RBR Holding Corp. and Consumer Credit Corp. received 39% and 1%, respectively, of the equity membership interests of Asset Acceptance Holdings LLC and $45,550,000 and $250,000, respectively, in cash. The majority of the cash proceeds were subsequently distributed to the owners of RBR Holding Corp. and Consumer Credit Corp. At the time of this recapitalization, Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, beneficially owned 57%, 38% and 5%, respectively, of RBR Holding Corp. and 60%, 40% and 0%, respectively, of Consumer Credit Corp. Through this recapitalization, the businesses of Asset Acceptance Corp., Financial Credit Corp., CFC Financial Corp., Consumer Credit Corp. and the portfolio assets of Lee Acceptance Corp. were contributed to the subsidiaries of Asset Acceptance Holdings LLC. After September 30, 2002, the business of purchasing and collecting portfolios of charged-off consumer receivables previously conducted by AAC Holding Corp. and its subsidiaries and the business of financing sales of consumer product retailers previously conducted by Consumer Credit Corp. were effected through this newly formed company and its subsidiaries. Consumer Credit Corp. was merged into RBR Holding Corp. in January 2003.
      Set forth below is a diagram depicting our successor entities in operation for the period from September 30, 2002, up to the effective date of the Reorganization (as defined below), their dates of formation and their ownership:

(1)	Consumer Credit Corp. contributed its ownership interest in Consumer Credit, LLC to Asset Acceptance Holdings LLC effective September 30, 2002, in exchange for 1.0% of the equity interest in Asset Acceptance Holdings LLC, plus $250,000. Effective January 2003, Consumer Credit Corp. merged with and into RBR Holding Corp., with RBR Holding Corp. as the surviving entity acquiring, by operation of law, Consumer Credit Corp.’s 1.0% equity interest in Asset Acceptance Holdings LLC.

(2)	Asset Acceptance Corp. merged with and into Asset Acceptance, LLC effective September 30, 2002, with Asset Acceptance, LLC as the surviving entity. In addition, effective as of September 30, 2002, Asset Acceptance, LLC purchased the charged-off receivables owned by Lee Acceptance Corp.

(3)	Financial Credit Corp. merged with and into Financial Credit, LLC effective September 30, 2002, with Financial Credit, LLC as the surviving entity.

(4)	CFC Financial Corp. merged with and into CFC Financial, LLC effective September 30, 2002, with CFC Financial, LLC as the surviving entity.

(5)	Med-Fi Acceptance, LLC, which changed its name to Rx Acquisitions, LLC on June 4, 2004, was formed as a wholly-owned subsidiary of Asset Acceptance Holdings LLC on April 4, 2003 for the purpose of purchasing and collecting portfolios of charged-off consumer receivables in the healthcare industry.

Reorganization
      On February 4, 2004, immediately prior to the commencement of our initial public offering, all of the shares of capital stock of AAC Investors, Inc., an affiliate of Quad-C Management, Inc., a private equity firm based in Charlottesville, Virginia, and RBR Holding Corp., which held 60% and 40%, respectively, of the equity membership interests in Asset Acceptance Holdings LLC, were contributed to Asset Acceptance Capital Corp. in exchange for shares of common stock of Asset Acceptance Capital Corp. The total number of shares issued to the stockholders of AAC Investors, Inc. and RBR Holding Corp. in such exchange was 28,448,449 with 16,004,017 shares and 12,444,432 shares issued to the stockholders of AAC Investors, Inc. and the stockholders of RBR Holding Corp., respectively. As a result of this reorganization, Asset Acceptance Holdings LLC and its subsidiaries became indirect wholly-owned subsidiaries of Asset Acceptance Capital Corp. The foregoing is referred to herein as the “Reorganization”. Immediately prior to the Reorganization, all of the shares of AAC Investors, Inc. were held by AAC Quad-C Investors LLC, an affiliate of Terrence D. Daniels and Anthony R. Ignaczak, both of whom serve on our board of directors, and substantially all of the shares of RBR Holding Corp. were held by Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, and their affiliates.
      Set forth below is a diagram depicting our successor entities as of the effective date of the Reorganization, their dates of formation and their ownership:
      Upon the consummation of our February 2004 initial public offering, our then-current officers, directors and principal stockholders, together with their affiliates (including Messrs. Reitzel, Bradley and Redman and AAC Quad-C Investors LLC), beneficially owned approximately 75.8% of our issued and outstanding common stock.

Current Structure; Subsidiary Merger
      On December 31, 2004, Financial Credit, LLC and CFC Financial, LLC were merged with and into Asset Acceptance, LLC, with the result that, by operation of law, all assets of Financial Credit, LLC and CFC Financial, LLC were vested in Asset Acceptance, LLC and all obligations of Financial Credit, LLC and CFC Financial, LLC were assumed by Asset Acceptance, LLC. Subsequent to the merger, all ownership interests in Asset Acceptance, LLC continue to be owned by Asset Acceptance Holdings LLC.
      Currently, Asset Acceptance, LLC purchases and holds portfolios in all asset types except for healthcare and Rx Acquisitions, LLC purchases and holds portfolios solely in healthcare.
      Set forth below is a diagram depicting our current structure:
      As used in this prospectus, all references to us mean:

•	after the Reorganization, Asset Acceptance Capital Corp., a Delaware corporation (referred to in our financial statements as the successor);

•	from October 1, 2002 to the Reorganization, AAC Investors, Inc., including its subsidiary, Asset Acceptance Holdings LLC (referred to collectively in our financial statements as the “successor”);

•	from January 1, 2000 through September 30, 2002, our predecessors, RBR Holding Corp., Consumer Credit Corp. and Lee Acceptance Corp. (referred to collectively in our financial statements as the “predecessor”); and

•	prior to January 1, 2000, collectively our predecessors, Lee Acceptance Company and its successor companies, including Lee Acceptance Corp. from 1982 to 1994, Asset Acceptance Corp. from 1994 through December 31, 1999, Financial Credit Corp. from 1997 through December 31, 1999, CFC Financial Corp. from 1998 through December 31, 1999 and Consumer Credit Corp. from 1994 through December 31, 1999 (also referred to collectively in our financial statements as the “predecessor”).

USE OF PROCEEDS
      All of the shares of our common stock offered by this prospectus are being offered for sale by the selling stockholders. We will not receive any portion of the net proceeds of this offering. In addition, pursuant to the terms of our registration rights agreement with AAC Quad-C Investors, LLC, Mr. Reitzel, Ms. Reitzel, Mr. Bradley and Mr. Redman, we are required to bear substantially all of the expenses of this offering (including the fees for one counsel for those selling stockholders), other than underwriting discounts and commissions, which we estimate will approximate $575,000.
PRICE RANGE OF OUR COMMON STOCK
      Our common stock is quoted on The Nasdaq National Market under the symbol “AACC”. Public trading of our common stock commenced on February 5, 2004. Prior to that time, there was no public trading market for our common stock. The following table sets forth the high and low sales prices for our common stock, as reported by The Nasdaq National Market, for the periods indicated.

Fiscal Year Ending December 31, 2005	High	Low

First Quarter	$23.60	$17.90
Second Quarter(1)	$19.60	$18.26

Fiscal Year Ended December 31, 2004	High	Low

Fourth Quarter	$21.50	$16.95
Third Quarter	$18.25	$15.19
Second Quarter	$20.40	$14.72
First Quarter(2)	$18.60	$16.10

(1)	For the period from April 1, 2005 through April 12, 2005.

(2)	The initial public offering price was $15.00 per share.
      On April 12, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $18.57 per share. As of March 3, 2005, there were 1,611 record holders of our common stock.
DIVIDEND POLICY
      Asset Acceptance Capital Corp. has never paid any dividends on its common stock. We currently anticipate that we will retain any future earnings for the operation and development of our business. Accordingly, we do not currently intend to declare or pay dividends in the near term. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION
      The following table shows our capitalization as of December 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis, giving effect to our estimated offering expenses of $575,000 in connection with the sale of 5,000,000 shares of common stock by the selling stockholders in this offering.
      You should read this table in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$14,205	$13,630

Debt:
Line of credit	$—	$—
Capital lease obligations	254	254

Total debt	254	254
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 authorized, no shares issued and outstanding (actual and as adjusted)	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 37,225,275 shares issued and outstanding (actual and as adjusted)	372	372
Additional paid-in capital	159,348	159,348
Retained earnings	37,460	37,099

Total stockholders’ equity	197,180	$196,819

Total capitalization	$197,434	$197,073

SELECTED CONSOLIDATED FINANCIAL DATA
      The following selected consolidated financial data includes the results of operations of the following companies for the indicated periods:

•	From January 1, 2000 through September 30, 2002, AAC Holding Corp. and its subsidiaries, Consumer Credit Corp. and Lee Acceptance Corp., with each of these corporations treated as an S corporation for income tax purposes (except for Lee Acceptance Corp. which was treated as a C corporation for income tax purposes).

•	From October 1, 2002 to the Reorganization effected on February 4, 2004, AAC Investors, Inc., including its subsidiary, Asset Acceptance Holdings LLC (referred to collectively in the following selected financial statements as the “successor”).

•	From February 5, 2004 through December 31, 2004, Asset Acceptance Capital Corp., including its wholly-owned subsidiaries, AAC Investors, Inc. and RBR Holding Corp., and its indirect wholly-owned subsidiary, Asset Acceptance Holdings LLC and its subsidiaries, with these companies also referred to collectively in our financial statements and in the following selected consolidated financial data as the “successor”.
      The following selected consolidated statement of income data for the year ended December 31, 2002, consists of the predecessor for the nine months ended September 30, 2002 and the successor for the three months ended December 31, 2002, with this referred to as “combined”. The following income data of the predecessor for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002 and the related selected consolidated financial position data as of December 31, 2000 and 2001 and the selected consolidated statement of income data of the successor for the three months ended December 31, 2002, and the years ended December 31, 2003 and 2004 and the related selected consolidated financial position data as of December 31, 2002, 2003, and 2004 have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. The data should be read in connection with the consolidated financial statements, related notes and other information included herein.
      On February 4, 2004, all of the shares of the capital stock of AAC Investors, Inc. and AAC Holding Corp. (which changed its name to RBR Holding Corp. in October 2002), which held 60% and 40% ownership interests in Asset Acceptance Holdings LLC, respectively, as of that date, were contributed to Asset Acceptance Capital Corp. in exchange for all of the shares of the common stock of Asset Acceptance Capital Corp. As a result of this Reorganization, Asset Acceptance Holdings LLC and its subsidiaries became indirect wholly-owned subsidiaries of Asset Acceptance Capital Corp. The information included in the selected financial data gives effect to the Reorganization as of October 1, 2002. For more detailed information about our corporate history and the Reorganization, see “History and Reorganization”.

	Predecessor		Combined	Successor

	Years Ended December 31,

	2000	2001	2002(1)	2003	2004

	(in thousands, except per share data)
STATEMENT OF INCOME DATA:
Revenues
Purchased receivable revenues	$36,667	$61,412	$100,004	$159,628	$213,723
Gain on sale of purchased receivables	130	250	326	—	468
Finance contract revenues	214	354	411	565	562

Total revenues	37,011	62,016	100,741	160,193	214,753

Expenses
Salaries and benefits	11,769	20,485	33,438	51,296	111,034	(2)
Collections expense	10,951	16,372	26,051	43,656	56,949
Occupancy	1,135	1,590	3,064	4,633	6,109
Administrative	980	1,511	2,682	3,259	5,677
Depreciation	555	923	1,910	2,572	2,881
Loss on disposal of equipment	49	12	198	4	98

Total operating expenses	25,439	40,893	67,343	105,420	182,748

Income from operations	11,572	21,123	33,398	54,773	32,005
Net interest expense	2,047	2,229	3,427	7,195	1,709
Other expenses (income)	—	(11)	423	(448)	(84)

Income before income taxes	9,525	18,905	29,548	48,026	30,380
Income taxes(3)	—	—	1,624	10,283	29,634

Net income	$9,525	$18,905	$27,924	$37,743	$746	(4)

Pro forma income taxes(5)	$3,292	$6,745	$11,038	$17,914	$11,301
Pro forma net income(5)	$6,233	$12,160	$18,510	$30,112	$19,079	(6)
Pro forma net income per share basic(7)	$0.22	$0.43	$0.65	$1.06	$0.52	(6)
Pro forma net income per share diluted(7)	$0.22	$0.43	$0.65	$1.06	$0.52	(6)
Weighted average shares basic	—	—	—	28,448	36,386
Weighted average shares diluted	—	—	—	28,448	36,394
Pro forma weighted average shares (basic and diluted)(7)	28,448	28,448	28,448	—	—

	Predecessor		Successor

	As of December 31,

	2000	2001	2002	2003	2004

	(in thousands)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$1,467	$1,576	$2,281	$5,499	$14,205
Purchased receivables	47,963	81,726	133,337	183,720	216,480
Total assets	52,817	88,520	151,277	207,110	252,506
Total debt, including capital lease obligations	23,346	39,015	103,192	112,729	254
Total stockholders’ equity	28,482	47,453	41,644	74,383	197,180

	Predecessor		Combined	Successor

	Years Ended December 31,

	2000	2001	2002	2003	2004

	(in thousands, except percentages)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections for period	$44,006	$71,068	$120,540	$197,819	$267,928
Operating expenses to cash collections	57.8%	57.5%	55.9%	53.3%	68.2	%(8)
Acquisitions of purchased receivables at cost	$21,988	$47,693	$73,684	$89,586	$89,192
Acquisitions of purchased receivables at face value	$1,226,761	$2,942,421	$5,215,662	$4,235,319	$4,472,030

(1)	AAC Investors, Inc. and RBR Holding Corp. became wholly-owned subsidiaries of Asset Acceptance Capital Corp. through a reorganization that was effective February 4, 2004. As a result of the reorganization, Asset Acceptance Holdings LLC and its subsidiaries became indirect wholly-owned subsidiaries of Asset Acceptance Capital Corp. The operations data for the year ended December 31, 2002 include our predecessor for the nine month period ended September 30, 2002 and our successor for the three month period ended December 31, 2002.

(2)	Excluding the $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering, salaries and benefits would have been $65.3 million for the year ended December 31, 2004. See discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Operating Expenses.”

(3)	Asset Acceptance Capital Corp. included income tax expense on only 60% of pretax income until February 4, 2004, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as a S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns. Prior to October 1, 2002, no income tax expense was incurred as our predecessor was taxed as an S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns. Income tax expense in 2004 includes a deferred tax charge of $19.3 million resulting from RBR Holding Corp. losing its S corporation tax status after becoming a wholly-owned subsidiary of Asset Acceptance Capital Corp. during the first quarter of 2004.

(4)	Our net income for 2004 included the following one-time events:

•	The negative effect of a deferred tax charge of $19.3 million, or $0.53 per share, resulting from RBR Holding Corp. losing its S corporation status after becoming a wholly-owned subsidiary of Asset Acceptance Capital Corp. during the first quarter of 2004. See discussion in note (3) above.

•	The negative effect of a $45.7 million compensation and related payroll tax charge ($28.7 million net of taxes, or $0.79 per share) resulting from the vesting of the outstanding share appreciation rights upon our initial public offering during the first quarter of 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2004 Comparison to Year Ended December 31, 2003 — Operating Expenses”.

•	The positive effect related to our incurring income tax on only 60% of pretax income for the period January 1, 2004 through February 4, 2004, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as an S corporation. Income taxes during the period February 5, 2004 through December 31, 2004 reflected income tax expense on 100% of pretax income as RBR Holding Corp. became a wholly-owned subsidiary of Asset Acceptance Capital Corp. The impact of the lower tax expense was approximately $0.9 million, or $0.03 per share.

(5)	For comparison purposes, we have presented pro forma net income, which is net income adjusted for pro forma income taxes assuming all entities had been a C corporation for all periods presented.

(6)	Includes the $45.7 million compensation and related payroll tax charge ($28.7 million net of taxes, or $0.79 per share) resulting from the vesting of the outstanding share appreciation rights upon our initial public offering.

(7)	Pro forma net income per share and pro forma weighted average shares assumed the Reorganization had occurred at the beginning of the periods presented.

(8)	Excluding the $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering, operating expenses decreased to 51.2% of cash collections for the year ended December 31, 2004. See discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Operating Expenses.”

Reconciliation of GAAP to Adjusted Basis
      Set forth below is information on an adjusted basis pertaining to certain expenses for the years ended 2000, 2001, 2002, 2003 and 2004. We believe the presentation of such adjusted information is useful to investors to help them understand how such expenses affected our operating performance during the relevant periods inasmuch as we use such adjusted information for purposes of our internal planning, review and period-to-period comparisons of our operating performance. Specifically, we believe that salary and benefits in 2004 should be adjusted for the one-time $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering and that income tax expense in all five years should be adjusted to record income tax expense on 100% of the adjusted pretax net income. As adjusted, net income and earnings per share for 2000, 2001, 2002, 2003 and 2004 would have been $6.2 million and $0.22 per share, $12.2 million and $0.43 per share, $18.5 million and $0.65 per share, $30.1 million and $1.06 per share and $47.8 million and $1.31 per share, respectively.
      The following table sets forth a reconciliation of GAAP net income to adjusted net income for each of 2000, 2001, 2002, 2003 and 2004. See discussion in notes (2) and (3) to “Selected Consolidated Financial Data”. Please note that adjusted net income should not be used as a replacement for GAAP net income.

	Predecessor		Combined	Successor

	Years Ended December 31,

	2000	2001	2002	2003	2004

	(in thousands, except earnings per share amounts)
GAAP net income	$9,525	$18,905	$27,924	$37,743	$746
Add income tax expense	—	—	1,624	10,283	29,634

Income before income taxes	9,525	18,905	29,548	48,026	30,380
Add one-time compensation and related payroll tax charge	—	—	—	—	45,673

Adjusted income before adjusted income taxes	9,525	18,905	29,548	48,026	76,053
Less adjusted income taxes(1)	3,292	6,745	11,038	17,914	28,292

Adjusted net income(2)	$6,233	$12,160	$18,510	$30,112	$47,761

Weighted average number of shares outstanding:
Basic	—	—	—	28,448	36,386
Diluted	—	—	—	28,448	36,394
Earnings per common share outstanding:
Basic	$—	$—	$—	$1.33	$0.02
Diluted	$—	$—	$—	$1.33	$0.02
Pro forma average number of shares outstanding:
Basic(2)	28,448	28,448	28,448	—	—
Diluted(2)	28,448	28,448	28,448	—	—
Adjusted earnings per common share outstanding:
Basic	$0.22	$0.43	$0.65	$1.06	$1.31
Diluted	$0.22	$0.43	$0.65	$1.06	$1.31

(1)	Adjusted income taxes assume we were a C corporation for all periods presented. Income tax rates used for 2000, 2001, 2002, 2003 and 2004 were 34.6%, 35.7%, 37.4%, 37.3% and 37.2%, respectively.

(2)	For the years ended 2000 through 2003, adjusted net income was equal to pro forma net income. For comparison purposes, see “Selected Consolidated Financial Data” and notes (5) and (7) thereto in which we have presented pro forma net income, which is net income adjusted for pro forma net income taxes assuming all entities had been a C corporation for all periods presented, and in which we have presented pro forma weighted average shares outstanding assuming the Reorganization had occurred at the beginning of the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to the differences include those discussed in “Risk Factors”, as well as those discussed elsewhere in this prospectus.
Overview
      We have been purchasing and collecting defaulted or charged-off accounts receivable portfolios from consumer credit originators since the formation of our predecessor company in 1962. Charged-off receivables are the unpaid obligations of individuals to credit originators, such as credit card issuers, consumer finance companies, retail merchants and utility providers. Since these receivables are delinquent or past due, we are able to purchase them at a substantial discount. Unlike many of our competitors, we purchase and collect charged-off consumer receivable portfolios for our own account as we believe this affords us the best opportunity to use long-term strategies to maximize our profits. We currently do not collect on a commission or contingent fee basis.
      During 2004, cash collections increased 35.4% to $267.9 million. Revenues for 2004 were $214.8 million, a 34.1% increase over the prior year. Net income was $0.7 million for 2004, compared to $37.7 million for 2003. Net income in 2004 includes a $45.7 million compensation charge ($28.7 million on an after tax basis) for the vesting of outstanding share appreciation rights and a deferred tax charge of $19.3 million.
      During 2004, we invested $89.2 million in charged-off consumer receivable portfolios, with an aggregate face value of $4.5 billion, or 1.99% of face value. We have seen prices for charged-off accounts receivable portfolios increase over the past 12 to 18 months and believe prices to be relatively high at the current time. Although we cannot give any assurances that prices will stabilize, we are determined to remain disciplined and purchase portfolios only when we believe we can achieve acceptable returns.
      We regularly utilize unaffiliated third parties, primarily attorneys and other collection agencies, to collect certain account balances on our behalf. The percent of gross collections from such third parties has steadily increased from 15% for the year ended December 31, 2002 to 22% for the year ended December 31, 2004. The increase is primarily due to increased activity in states that we are not located in, but does not reflect any specific strategy to increase third party collections.
      During the fourth quarter of 2004, we moved to a new corporate headquarters located in Warren, Michigan. The new building lease has a term of 120 months and future contractual cash obligations of $26.0 million. Additionally, we invested approximately $4.3 million in capital expenditures related to our new corporate headquarters.
      Pursuant to the terms of our registration rights agreement with AAC Quad-C Investors LLC, Mr. Reitzel, Ms. Reitzel, Mr. Bradley, Mr. Redman, and affiliated entities, we are required to bear substantially all of the expenses of this offering (including the fees for one counsel for those selling stockholders), other than underwriting discounts and commissions, which we estimate will approximate $575,000. These expenses will be reflected as a charge in the period incurred. In addition, certain of the selling stockholders, pursuant to the registration rights agreement, retain the right to request the registration of specified shares, in which case we will be required to bear such offering expenses in the quarter in which any future offering occurs.

History and Reorganization
      Our financial statements include the results of operations of the following companies for the indicated periods:

•	From January 1, 2002 through September 30, 2002, AAC Holding Corp. and its subsidiaries, Consumer Credit Corp. and Lee Acceptance Corp., with these corporations referred to collectively in our financial statements and in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as the “predecessor”;

•	From October 1, 2002 to the Reorganization effected on February 4, 2004, AAC Investors, Inc., including its subsidiary, Asset Acceptance Holdings LLC (referred to collectively in our financial statements as the “successor”); and

•	From February 5, 2004 through December 31, 2004, Asset Acceptance Capital Corp., including its wholly-owned subsidiaries, AAC Investors, Inc. and RBR Holding Corp., and its indirect wholly-owned subsidiary, Asset Acceptance Holdings LLC and its subsidiaries, with these companies also referred to collectively in our financial statements and in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as the “successor”.
      On February 4, 2004, Asset Acceptance Capital Corp. commenced an initial public offering of common stock. Effective February 4, 2004, a Reorganization was completed where all of the shares of capital stock of AAC Investors, Inc. and RBR Holding Corp., which held 60% and 40% ownership interests in Asset Acceptance Holdings LLC, respectively, were contributed to Asset Acceptance Capital Corp. in exchange for all of the shares of common stock of Asset Acceptance Capital Corp.
      Net income for our successor through February 4, 2004, included income tax expense on only 60% of pretax income, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as a S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns. Our predecessor was treated as a S corporation prior to October 1, 2002 and was not subject to federal or state corporate income taxes and, therefore, has not incurred any historical taxes, with the exception of Lee Acceptance Corp., which was treated as a C corporation for income tax purposes (the income taxes of which were immaterial for the periods presented and, therefore, were included in administrative expenses).
      For comparison purposes we have presented pro forma net income, which is net income adjusted for pro forma income taxes assuming the consolidated entity was a C corporation for all periods presented.
      For more detailed information about our corporate history and the Reorganization, see “History and Reorganization”.

Cash Collections
      The cash flows generated by the collections on our purchased receivable portfolios is the primary driver of our business. We include as cash collections the reimbursement of certain legal and other costs. We record the gross proceeds received by third party collection agencies and attorneys as cash collections. We monitor the collections on our charged-off receivables portfolios, as well as the collections by our collectors. This data helps us evaluate our collection performance and collection strategies, test and refine our purchasing methodologies and improve collector productivity.

Purchased Receivable Revenues
      Our primary source of revenue is derived from cash collections on our purchased charged-off receivables portfolios. Since the credit originator, and in most cases other collection companies, have unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to face value. Since January 1, 1990, we have purchased 759 consumer debt portfolios through December 31, 2004, with an original charged-off face value of $18.8 billion for a purchase price of $355.2 million, or 1.89% of face value, net of buybacks. Competitive pressures affect the availability and pricing of receivable portfolios. On average, we have been able to collect more than three times the amount paid for a portfolio, as measured over a five-year period from the date of purchase. The specific accounting methodology utilized for income recognition is described under the caption “Accounting for Purchased Receivable Revenues”.

Gain on Sale of Purchased Receivables
      From time to time, we sell previously acquired charged-off consumer receivables to third parties, retaining no claims to any of the subsequent collections. When we sell receivables prior to attempting any collection efforts, we record a gain or loss on sale by comparing the price paid for the receivables to the price received from the purchaser. If we sell receivables out of a portfolio that has received collections, we determine the basis of the sold receivables by using the pro rata share of the face amount sold to the current carrying value of the portfolio and then record the gain or the loss on sale by comparing the basis of the sold receivable to the price received from the purchaser.

Finance Contract Revenues
      We also finance the sales of consumer product retailers located primarily in Michigan and Florida. Finance contract revenues are recognized based on the accretion of the discount at which these contracts are financed over their respective terms. Interest is recognized over the life of the contract. Provision for impairment represents the adjustments during the period to reflect accounts for which collection has been delayed or is in doubt.

Goodwill and Other Intangible Assets
      We amortize intangible assets with finite lives over their estimated useful lives, ranging from five to seven years using the straight-line method. Goodwill is not amortized. We review goodwill and other intangible assets annually to assess recoverability when impairment indicators are present.

Accounting for Purchased Receivable Revenues
      Purchased receivable revenues equal the excess of the cash collected from portfolios over the cash paid for the portfolios over their life span. For example, if a portfolio is projected to have collections over its life span equal to 3.0 times its cost or purchase price, and if the projections prove to be accurate, then over the life span of the portfolio, revenue will be recognized equal to two-thirds of collections. Thus, if collections are $3.0 million and cost is $1.0 million, $2.0 million of revenues will be recognized over the portfolio’s life span. As described below, if collections for a portfolio deviate either below or above the projections, then adjustments are made to reflect the deviation. These adjustments are made in an effort to ensure that revenues accurately reflect ongoing collection results and that, over the life span of a portfolio, revenues plus cost or purchase price will be equal to collections.
      We account for our investments in our purchased receivables using the interest method under the guidance provided by the Accounting Standards Executive Committee Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and effective January 2005 the guidance provided by the Accounting Standards Executive Committee Statement of Position 03-3, “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”. Static pools of relatively homogenous charged-off consumer receivables are established as portfolios of receivables are acquired. Once a static pool is established, the charged-off consumer receivables in the static pool are not changed. Each static pool is initially recorded at cost, and is accounted for as a single unit for the recognition of revenue, principal payments and impairment. Buybacks reduce the carrying value of each static pool in the period in which the buyback is received. Because buybacks are often received in years subsequent to the year of purchase, the carrying value of those static pools are adjusted in the year the buyback is received. Collections on each static pool are allocated to revenue and principal reduction based on the estimated internal rate of return (“IRR”). The IRR is the rate of return that each static pool requires to amortize the cost or carrying value of the pool to zero over its estimated life. The IRR for each static pool is calculated based on the timing and the amount of anticipated future cash flows over an expected life of five years. Monthly cash flows greater than the monthly revenue recognized will reduce the carrying value of the static pool. Likewise, monthly cash flows less than the monthly revenue recognized will accrete the carrying balance of the static pool.

      Each static pool is reviewed at least quarterly and compared to estimated cash flows in an effort to ensure complete amortization of the carrying value at the end of each static pool’s life to the extent practicable. This is accomplished by evaluating the future cash flow and IRR of each static pool. Before 2005, to the extent that actual cash collections are lower than expected, the IRR is adjusted to reflect lower expectations and to ensure complete amortization of the carrying value. After 2004, to the extent that actual cash collections are lower than expected, the IRR is maintained, but the carrying value is reduced and an immediate impairment charge taken to ensure complete amortization of the carrying value. Conversely, if actual cash collections exceed expectations, and if future cash collections are both probable and estimable, the IRR is prospectively increased.
      Cash collections on fully amortized portfolios, that is, portfolios with no remaining carrying value, are recognized fully as revenue.

Operating Expenses

Salaries and Benefits
      Salary and benefit expenses include all employment-related expenses, including salaries, wages, bonuses, insurance, payroll taxes and benefits.

Collections Expense
      Collections expense consists of various expenses required to collect amounts from debtors, including credit reports, contingent collection fees to third party collection agencies and law firms, mailing and postage, communications and court costs, attorney’s fees and other legal costs. We expense certain legal costs, including court costs, process-server fees and other reimbursable expenditures as incurred.

Occupancy
      Occupancy expense primarily consists of rent, utilities, repairs and maintenance, property taxes and insurance. We lease our headquarters located in Warren, Michigan and also lease locations in Brooklyn Heights, Ohio, Plantation, Florida, Riverview, Florida, Wixom, Michigan, San Antonio, Texas, Phoenix, Arizona, White Marsh, Maryland, Chicago, Illinois and Woodbury, New Jersey.

Administrative
      Administrative expenses include costs such as office supplies, travel and entertainment, accounting and payroll services, consulting fees, various taxes and general insurance.

Depreciation
      We incur depreciation expense for costs related to our assets, including our information technology and software systems. Amortization of certain intangible assets is also included in depreciation.

Loss on Disposal of Equipment
      Loss on disposal of equipment includes the loss on the sale, disposal or abandonment of any property and equipment.

Net Interest Expense
      Net interest expense includes interest expense on our bank line of credit and other debt, including debt owed to an affiliate, and the amortization of loan fees and other costs associated with the bank line of credit, net of interest income.

Other Expenses (Income)
      Other expenses and income consists primarily of the changes in the fair market value of interest rate swaps purchased in an effort to reduce the economic impact of the volatility of variable interest rates on our bank line of credit.

Income Taxes

2004
      Income taxes for the year ended December 31, 2004 (excluding the deferred tax charge related to RBR Holding Corp.) reflected income tax expense on only 60% of pretax income for the period January 1, 2004 through February 4, 2004, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as an S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns. Income taxes during the period February 5, 2004 through December 31, 2004 reflected income tax expense on 100% of pretax income as RBR Holding Corp. became a wholly-owned subsidiary of Asset Acceptance Capital Corp. as part of the reorganization that occurred on February 4, 2004 related to the IPO.

2003
      Income taxes for the year ended December 31, 2003 reflected income tax expense on only 60% of pretax income as RBR Holding Corp. was taxed as an S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns.

2002
      Income taxes for the three month period ended December 31, 2002 of $1.6 million reflected income tax expense on only 60% of pretax income as RBR Holding Corp. owned 40% of Asset Acceptance Holdings LLC and was taxed as an S corporation. Prior to September 30, 2002, all operating companies were owned through S corporations; therefore, no income tax expense was recorded, as income for the period was included on the shareholders’ individual income tax returns.

Pro Forma Income Taxes and Pro Forma Net Income
      For comparison purposes we have presented pro forma net income, which is net income adjusted for pro forma income taxes, assuming the consolidated entity had been a C corporation for all periods presented. Tax rates used for pro forma net income are equal to the rates that would have been in effect had we been required to report income tax expense in such years.

Results of Operations
      The following table sets forth selected statement of income data expressed as a percentage of total revenues and as a percentage of cash collections for the periods indicated.

	Percent of Total Revenues			Percent of Cash Collections

	Combined	Successor		Combined	Successor

	Years Ended December 31,			Years Ended December 31,

	2002	2003	2004	2002	2003	2004

Revenues
Purchased receivable revenues	99.3%	99.6%	99.5%	83.0%	80.7%	79.7%
Gain on sale of purchased receivables	0.3	0.0	0.2	0.3	0.0	0.2
Finance contract revenues	0.4	0.4	0.3	0.3	0.3	0.2

Total revenues	100.0	100.0	100.0	83.6	81.0	80.1

Expenses
Salaries and benefits	33.2	32.0	51.7 (1)	27.7	25.9	41.4 (1)
Collections expense	25.9	27.3	26.5	21.6	22.1	21.3
Occupancy	3.0	2.9	2.9	2.6	2.3	2.3
Administrative	2.7	2.0	2.6	2.2	1.7	2.1
Depreciation	1.9	1.6	1.3	1.6	1.3	1.1
Loss on disposal of equipment	0.2	0.0	0.1	0.2	0.0	0.0

Total operating expense	66.9	65.8	85.1 (1)	55.9	53.3	68.2 (1)

Income from operations	33.1	34.2	14.9	27.7	27.7	11.9
Net interest expense	3.4	4.5	0.8	2.8	3.6	0.6
Other expenses (income)	0.4	(0.3)	0.0	0.4	(0.2)	0.0

Income before income taxes	29.3	30.0	14.1	24.5	24.3	11.3
Income taxes	1.6	6.4	13.8	1.3	5.2	11.0

Net income	27.7%	23.6%	0.3%	23.2%	19.1%	0.3%

Pro forma income taxes	11.0%	11.2%	5.3%	9.1%	9.1%	4.2%
Pro forma net income	18.3%	18.8%	8.8%	15.4%	15.2%	7.1%

(1)	Excluding the $45.7 million compensation and related payroll tax charge, salaries and benefits and total operating expenses decreased to 30.4% and 63.8%, respectively, of revenues, and to 24.4% and 51.2%, respectively, of cash collections for the year ended December 31, 2004. See discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Operating Expenses”.

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

Revenue
      Total revenues were $214.8 million for the year ended December 31, 2004, an increase of $54.6 million, or 34.1%, over total revenues of $160.2 million for the year ended December 31, 2003. Purchased receivable revenues were $213.7 million for the year ended December 31, 2004, an increase of $54.1 million, or 33.9%, over the year ended December 31, 2003, amount of $159.6 million. The increase in revenue was due primarily to an increase in the average outstanding balance of purchased receivables. Cash collections on charged-off consumer receivables increased 35.4% to $267.9 million for the year ended December 31, 2004 from $197.8 million for the same period in 2003. Cash collections for the year ended December 31, 2004 and 2003 include collections from fully amortized portfolios of $31.2 million and $11.5 million, respectively, of which 100% were reported as revenue.
      During the year ended December 31, 2004, we acquired charged-off consumer receivables portfolios with an aggregate face value amount of $4.5 billion at a cost of $89.2 million, or 1.99% of face value, net of buybacks. Included in these purchase totals were 30 portfolios with an aggregate face value of $280.7 million at a cost of $8.1 million, or 2.89% of face value, which were acquired through five forward flow contracts. During the year ended December 31, 2003, we acquired charged-off consumer receivables portfolios with an aggregate face value of $4.1 billion at a cost of $87.5 million, or 2.12% of face value (adjusted for buybacks through 2004).

Operating Expenses
      Total operating expenses were $182.7 million for the year ended December 31, 2004, an increase of $77.3 million, or 73.4%, compared to total operating expenses of $105.4 million for the year ended December 31, 2003. Total operating expenses were 85.1% of total revenues and 68.2% of cash collections for the year ended December 31, 2004, compared with 65.8% and 53.3%, respectively, for the same period in 2003. Operating expenses include a $45.0 million compensation charge and a $0.7 million payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering. Excluding the $45.7 combined compensation and related payroll tax charge, total operating expenses were $137.1 million for the year ended December 31, 2004, an increase of $31.7 million, or 30.0%, over the prior year. Excluding the compensation and related payroll tax charge, operating expenses decreased to 63.8% of total revenues and 51.2% of cash collections for the year ended December 31, 2004 from 65.8% of total revenues and 53.3% of cash collections for the same period in 2003. The improvement in operating expenses, as adjusted, as a percent of total revenue and cash collections was primarily due to strong collections, resulting from increased collector efficiency, along with the application of successful collection strategies and a continued focus on expense reduction.
      We incurred a one-time compensation and related payroll tax charge of $45.7 million resulting from the vesting of the share appreciation rights that occurred upon our initial public offering in 2004. We are providing the total operating expense and salary and benefit expense information and related percentages of total revenue and cash collections excluding the one-time charge incurred solely in connection with our initial public offering because we believe doing so provides investors with a more direct comparison of results of operations between 2003 and 2004. In addition, we use the adjustments for purposes of our internal planning, review and period-to-period comparison process.
      Salaries and Benefits. Salary and benefit expenses were $111.0 million for the year ended December 31, 2004, an increase of $59.7 million, or 116.5%, compared to salary and benefit expenses of $51.3 million for the year ended December 31, 2003. Salary and benefit expenses increased primarily due to the $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon our initial public offering.
      Excluding the $45.7 million compensation and related payroll tax charge, salary and benefit expenses were $65.3 million for the year ended December 31, 2004, an increase of $14.0 million, or 27.4%, compared to 2003. The increase over the prior year was primarily due to an increase in total employees which grew to 1,732 at December 31, 2004 from 1,490 at December 31, 2003, in response to the growth in the number of our portfolios of charged-off consumer receivables. Salary and benefits expenses were 51.7% of total revenue and 41.4% of cash collection for the year ended December 31, 2004, compared with 32.0% and 25.9%, respectively, for the same period in 2003. Salary and benefit expenses, excluding the $45.7 million compensation and related payroll tax charge, decreased to 30.4% of total revenues and 24.4% of cash collections for the year ended December 31, 2004 from 32.0% of total revenue and 25.9% of cash collections for the same period in 2003. The decrease in salary and benefits expenses, as adjusted, as a percent of cash collections was primarily due to increased collector efficiency and improved collection strategies. Traditional call center collections per full-time equivalent collection employee increased to $168,708 for the year ended December 31, 2004, compared to $150,178 for the same period in 2003. Average headcount of full-time equivalent collection employees increased to 908 for the fiscal year of 2004 from 800 during the same period in 2003.
      Collections Expense. Collections expense increased to $56.9 million for the year ended December 31, 2004, reflecting an increase of $13.2 million, or 30.4%, over $43.7 million for the year ended December 31, 2003. The increase was primarily attributable to the increased number of accounts on which we were collecting. Collections expense decreased to 21.3% of cash collections for the year ended December 31, 2004 from 22.1% of cash collections for the year ended December 31, 2003. This decrease was primarily due to decreases in amounts spent for collection letters, credit reports and legal expenses, as a percentage of cash collections, as we continue to improve and refine our collection strategies.
      Occupancy. Occupancy expense was $6.1 million for the year ended December 31, 2004, an increase of $1.5 million, or 31.9%, over occupancy expense of $4.6 million for the year ended December 31, 2003. The increase was primarily attributable to the relocation of our Florida office to Riverview, Florida in January 2004, the relocation of our Phoenix, Arizona office in November 2003, and the addition of our Chicago, Illinois office in September 2003, and the relocation of our headquarters in Warren, Michigan in November 2004.
      Administrative. Administrative expenses increased to $5.7 million for the year ended December 31, 2004, from $3.3 million for the year ended December 31, 2003, reflecting a $2.4 million, or 74.2%, increase. The increase in administrative expenses was principally a result of the increased number of accounts being processed, additional expenses related to being a public company and one-time expenses related to moving our headquarters during the fourth quarter of 2004.
      Depreciation. Depreciation expense was $2.9 million for the year ended December 31, 2004, an increase of $0.3 million or 12.0% over depreciation expense of $2.6 million for the year ended December 31, 2003. The increase was due to capital expenditures during 2004 and 2003, which were required to support the increased number of accounts serviced by us and the purchase of furniture and technology equipment in our new and expanded facilities.
      Net Interest Expense. Net interest expense was $1.7 million for the year ended December 31, 2004, reflecting a decrease of $5.5 million, or 76.2%, compared to net interest expense of $7.2 million for the year ended December 31, 2003. During February 2004, we paid in full a related party debt of $40.0 million, which resulted in a reduction in interest expense of $3.2 million during the year ended December 31, 2004 from the same period in the prior year. Additionally, the decrease in interest expense was due to lower average borrowings on our line of credit, which decreased to $16.1 million for the year ended December 31, 2004 from $66.2 million for the same period in 2003. The reduction in our average borrowings was due to repayment of $37.7 million of debt from the proceeds of the initial public offering and cash generated from operations. Net interest expense included the amortization of capitalized bank fees of $283,700 and $294,899 for the year ended December 31, 2004 and 2003, respectively.
      Income Taxes. Income taxes of $29.6 million for the year ended December 31, 2004 included a deferred tax charge of $19.3 million resulting from RBR Holding Corp.’s change in tax status from a S corporation to a C corporation after becoming a wholly-owned subsidiary of Asset Acceptance Capital Corp. during the first quarter of 2004.
      Income taxes for the year ended December 31, 2004 (excluding the deferred tax charge related to RBR Holding Corp.) reflected income tax expense on 60% of pretax income for the period January 1, 2004 through February 4, 2004, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as a S corporation under the Internal Revenue Code and, therefore, taxable income was included on the shareholders’ individual tax returns. Income taxes during the period February 5, 2004 through December 31, 2004 reflected income tax expense on 100% of pretax income as RBR Holding Corp. became a wholly-owned subsidiary of Asset Acceptance Capital Corp. as part of the Reorganization. Income taxes for the year ended December 31, 2003 of $10.3 million reflected income tax expense on 60% of pretax income as RBR Holding Corp. was taxed as an S corporation under the Internal Revenue Code and, therefore, taxable income was included on the shareholders’ individual tax returns.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Revenue
      Total revenues were $160.2 million for the year ended December 31, 2003, an increase of $59.5 million, or 59.0%, over total revenues of $100.7 million for the year ended December 31, 2002. Purchased receivable revenues were $159.6 million for the year ended December 31, 2003, an increase of

$59.6 million, or 59.6%, over the year ended December 31, 2002 amount of $100.0 million. The increase in revenue was due primarily to an increase in the average outstanding balance of purchased receivables. Cash collections on charged-off consumer receivables increased 64.1% to $197.8 million for the year ended December 31, 2003 from $120.5 million for the same period in 2002. Cash collections for the year ended December 31, 2003 and 2002 include collections from fully amortized portfolios of $11.5 million and $4.0 million, respectively, of which 100% were recorded as revenue.
      During the year ended December 31, 2003, we acquired charged-off consumer receivables portfolios with an aggregate face value amount of $4.2 billion at a cost of $89.6 million, or 2.12% of face value. During the year ended December 31, 2002, we acquired charged-off consumer receivable portfolios with an aggregate face value of $5.2 billion at a cost of $73.6 million, or 1.43% of face value. Our purchases in 2002 included a single portfolio acquired in June 2002 with a face value of $1.2 billion at a cost of $1.2 million or 0.1% of face value.

Operating Expenses
      Total operating expenses were $105.4 million for the year ended December 31, 2003, an increase of $38.1 million, or 56.5%, compared to total operating expenses of $67.3 million for the year ended December 31, 2002. Total operating expenses were 53.3% of cash collections for the year ended December 31, 2003, compared with 55.9% for the same period in 2002.
      Salaries and Benefits. Salary and benefit expenses were $51.3 million for the year ended December 31, 2003, an increase of $17.9 million, or 53.4%, compared to salary and benefit expenses of $33.4 million for the year ended December 31, 2002. Salary and benefit expenses increased as total employees grew to 1,490 at December 31, 2003 from 1,074 at December 31, 2002, primarily in response to the growth in the number of our portfolios of charged-off consumer receivables owned by us. Salary and benefit expenses as a percentage of cash collections decreased to 25.9% for the year ended December 31, 2003 from 27.7% of cash collections for the same period in 2002.
      Collections Expense. Collections expense increased to $43.7 million for the year ended December 31, 2003, reflecting an increase of $17.6 million, or 67.6%, over $26.1 million for the year ended December 31, 2002. The increase was primarily attributable to the increased number of accounts on which we were collecting. Collections expense as a percentage of cash collections increased to 22.1% for the year ended December 31, 2003, from 21.6% of cash collections for the year ended December 31, 2002. This increase was primarily due to increased activity in legal collections.
      Occupancy. Occupancy expense was $4.6 million for the year ended December 31, 2003, an increase of $1.5 million, or 51.2%, over occupancy expense of $3.1 million for the year ended December 31, 2002. The increase was primarily attributable to the move and expansion of the Wixom, Michigan location, the addition and expansion of the San Antonio, Texas location, the addition of the Phoenix, Arizona and Chicago, Illinois locations, and the expansion of the White Marsh, Maryland location.
      Administrative. Administrative expenses increased to $3.3 million for the year ended December 31, 2003, from $2.7 million for the year ended December 31, 2002 reflecting a $0.6 million, or 21.5%, increase. The increase in administrative expenses was principally a result of the increased number of accounts being processed.
      Depreciation. Depreciation expense was $2.6 million for the year ended December 31, 2003, an increase of $0.7 million or 34.7% over depreciation expense of $1.9 million for the year ended December 31, 2002. The increase was due to higher capital expenditures during 2002 and 2003 which were required to support the increased number of accounts serviced by us and the purchase of furniture and technology equipment in our new and expanded facilities.
      Net Interest Expense. Net interest expense was $7.2 million for the year ended December 31, 2003, an increase of $3.8 million, or 110.0%, compared to net interest expense of $3.4 million for the year ended December 31, 2002. This increase was due to higher average borrowings on our line of credit, which increased to $66.2 million for the year ended December 31, 2003 from $43.3 million for the same prior year period, and $3.7 million of additional interest due to the addition of a note payable to a related party. Interest expense was partially offset by lower interest rates on our line of credit.
      Income Taxes. Income taxes of $10.3 million for the year ended December 31, 2003 reflects income tax expense on 60% of pretax income, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as a S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns. Income taxes of $1.6 million reflects income tax expense on only 60% of pretax income for the fourth quarter of 2002 and no income tax expense for first three quarters of 2002 as our predecessor generally was taxed as an S corporation under the Internal Revenue Code for the nine months ended September 30, 2002 and, therefore, taxable income was included on each shareholder’s individual tax return.
Supplemental Performance Data

Portfolio Performance
      The following table summarizes our historical portfolio purchase price and cash collections on an annual vintage basis since 1990 through December 31, 2004.

			Cash Collections	Collections as a
	Number of	Purchase	Including Cash	Percentage of
Purchase Period	Portfolios	Price(1)	Sales(2)	Purchase Price(2)

	(dollars in thousands)
1990	9	$638	$3,102	486%
1991	12	280	1,455	520
1992	29	309	2,861	926
1993	30	790	7,778	985
1994	36	1,427	6,786	476
1995	53	1,519	7,662	504
1996	46	3,844	16,514	430
1997	45	4,345	26,855	618
1998	61	16,412	73,231	446
1999	51	12,926	50,905	394
2000	49	20,598	92,890	451
2001	62	43,136	165,722	384
2002	94	72,302	165,683	229
2003	76	87,500	130,803	149
2004	106	89,192	23,365	26

(1)	Purchase price refers to the cash paid to a seller to acquire a portfolio less the purchase price refunded by a seller due to the return of non-compliant accounts (also defined as buybacks) less the purchase price for accounts that were sold at the time of purchase to another debt purchaser.

(2)	For purposes of this table, cash collections include selected cash sales which were entered into subsequent to purchase. Cash sales, however, exclude the sales of portfolios which occurred at the time of purchase.

Cash Collections
      The following tables provide further detailed vintage collection analysis on an annual and a cumulative basis.
Historical Collections(1)

		Year Ended December 31,
Purchase	Purchase
Period	Price(2)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(dollars in thousands)
Pre-1993		$1,394	$1,156	$910	$766	$517	$354	$276	$244	$201	$127	$148	$123
1993	$790	526	1,911	1,630	1,022	768	480	373	311	236	175	175	120
1994	1,427	—	345	1,763	1,430	1,005	647	457	357	258	176	188	126
1995	1,519	—	—	388	1,566	1,659	1,118	786	708	472	343	278	227
1996	3,844	—	—	—	827	3,764	3,085	2,601	2,098	1,440	1,041	816	687
1997	4,345	—	—	—	—	1,682	4,919	5,573	5,017	3,563	2,681	1,784	1,526
1998	16,412	—	—	—	—	—	4,835	15,220	15,045	12,962	11,021	7,987	5,582
1999	12,926	—	—	—	—	—	—	3,761	11,331	10,862	9,750	8,278	6,675
2000	20,598	—	—	—	—	—	—	—	8,895	23,444	22,559	20,318	17,196
2001	43,136	—	—	—	—	—	—	—	—	17,630	50,327	50,967	45,713
2002	72,302	—	—	—	—	—	—	—	—	—	22,340	70,813	72,024
2003	87,500	—	—	—	—	—	—	—	—	—	—	36,067	94,564
2004	89,192	—	—	—	—	—	—	—	—	—	—	—	23,365

Total		$1,920	$3,412	$4,691	$5,611	$9,395	$15,438	$29,047	$44,006	$71,068	$120,540	$197,819	$267,928

Cumulative Collections(1)

		Total Through December 31,
Purchase	Purchase
Period	Price(2)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(dollars in thousands)
1993	$790	$526	$2,437	$4,067	$5,089	$5,857	$6,337	$6,710	$7,021	$7,257	$7,432	$7,607	$7,727
1994	1,427	—	345	2,108	3,538	4,543	5,190	5,647	6,004	6,262	6,438	6,626	6,752
1995	1,519	—	—	388	1,954	3,613	4,731	5,517	6,225	6,697	7,040	7,318	7,545
1996	3,844	—	—	—	827	4,591	7,676	10,277	12,375	13,815	14,856	15,672	16,359
1997	4,345	—	—	—	—	1,682	6,601	12,174	17,191	20,754	23,435	25,219	26,745
1998	16,412	—	—	—	—	—	4,835	20,055	35,100	48,062	59,083	67,070	72,652
1999	12,926	—	—	—	—	—	—	3,761	15,092	25,954	35,704	43,982	50,657
2000	20,598	—	—	—	—	—	—	—	8,895	32,339	54,898	75,216	92,412
2001	43,136	—	—	—	—	—	—	—	—	17,630	67,957	118,924	164,637
2002	72,302	—	—	—	—	—	—	—	—	—	22,340	93,153	165,177
2003	87,500	—	—	—	—	—	—	—	—	—	—	36,067	130,631
2004	89,192	—	—	—	—	—	—	—	—	—	—	—	23,365
Cumulative Collections as Percentage of Purchase Price(1)

		Total Through December 31,
Purchase	Purchase
Period	Price(2)	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

1993	$790	67%	308%	515%	644%	741%	802%	849%	889%	919%	941%	963%	978%
1994	1,427	—	24	148	248	318	364	396	421	439	451	464	473
1995	1,519	—	—	26	129	238	311	363	410	441	463	482	497
1996	3,844	—	—	—	22	119	200	267	322	359	386	408	426
1997	4,345	—	—	—	—	39	152	280	396	478	539	580	616
1998	16,412	—	—	—	—	—	29	122	214	293	360	409	443
1999	12,926	—	—	—	—	—	—	29	117	201	276	340	392
2000	20,598	—	—	—	—	—	—	—	43	157	266	365	449
2001	43,136	—	—	—	—	—	—	—	—	41	158	276	382
2002	72,302	—	—	—	—	—	—	—	—	—	31	129	228
2003	87,500	—	—	—	—	—	—	—	—	—	—	41	149
2004	89,192	—	—	—	—	—	—	—	—	—	—	—	26

(1)	Does not include proceeds from sales of any receivables.

(2)	Purchase amount refers to the cash paid to a seller to acquire a portfolio less the purchase price refunded by a seller due to the return of non-compliant accounts (also defined as buybacks) less the purchase price for accounts that were sold at the time of purchase to another debt purchaser.

Seasonality
      Our business depends on our ability to collect on our purchased portfolios of charged-off consumer receivables. Collections within portfolios tend to be seasonally higher in the first and second quarters of the year due to consumers’ receipt of tax refunds and other factors. Conversely, collections within portfolios tend to be lower in the third and fourth quarters of the year due to consumers’ spending in connection with summer vacations, the holiday season and other factors. Our historical growth in purchased portfolios and in our resultant quarterly cash collections has helped to minimize the effect of seasonal cash collections. Operating expenses are seasonally higher during the first and second quarters of the year due to expenses necessary to process the increase in cash collections. However, revenue recognized is relatively level due to the application of the interest method for revenue recognition. In addition, our operating results may be affected to a lesser extent by the timing of purchases of charged-off consumer receivables due to the initial costs associated with purchasing and integrating these receivables into our system. Consequently, income and margins may fluctuate from quarter to quarter.
      Below is a chart that illustrates our quarterly collections for years 2000 through 2004.
Cash Collections

Quarter	2000	2001	2002	2003	2004

First	$10,095,735	$15,592,577	$27,297,721	$44,017,730	$65,196,055
Second	10,669,184	17,661,537	30,475,078	51,190,533	67,566,031
Third	11,076,359	17,766,800	29,337,914	48,622,829	66,825,822
Fourth	12,164,526	20,046,733	33,429,419	53,988,333	68,339,797

Liquidity and Capital Resources
      Historically, our primary sources of cash have been from operations and bank borrowings. However, during the first quarter of 2004, we completed our initial public offering and used $77.7 million of the proceeds to reduce our outstanding debt. We have traditionally used cash for acquisitions of purchased receivables, repayment of bank borrowings, purchasing property and equipment and working capital to support growth.

Borrowings
      We maintain a $100.0 million line of credit secured by a first priority lien on all of our assets that expires in May 2008 and bears interest at prime or 25 basis points over prime depending upon our liquidity, as defined in the credit agreement. Alternately, at our discretion, we may borrow by entering into 30, 60 or 90 day LIBOR contracts at rates between 150 to 250 basis points over the respective LIBOR rates, depending on our liquidity. Our line of credit includes an accordion loan feature that allows us to request a $20.0 million increase in the credit facility. The line of credit has certain covenants and restrictions that we must comply with, which, as of December 31, 2004, we believe we were in compliance with, including:

•	funds borrowed can be used to purchase portfolios of charged-off receivables and for general corporate purposes;

•	leverage ratio (as defined in the line of credit agreement) cannot exceed 1.5 to 1.0;

•	debt to total capitalization ratio (as defined in the line of credit agreement) cannot exceed 1.25 to 1.0; and

•	tangible net worth must exceed $145 million plus 50% of net income after September 30, 2004.
      During February 2004, we used $37.7 million of the proceeds from our initial public offering to reduce the outstanding amount on our line of credit. There was no outstanding balance on our line of credit at December 31, 2004.
      At December 31, 2003, we had a note payable outstanding to a related party totaling $39.6 million including principal and accrued interest. During February 2004, we used $40.0 million of the proceeds from our initial public offering to pay our related party debt in full.

Cash Flows
      The majority of our purchases have been funded with internal cash flow. For the year ended December 31, 2004, we invested $87.0 million in purchased receivables, net of buybacks, while our balance under our line of credit decreased by $73.0 million, including the payment of $37.7 million from the proceeds of our initial public offering.
      Our operating activities provided cash of $33.5 million, $53.1 million and $65.0 million for the years ended December 31, 2002, 2003 and 2004, respectively. Cash provided by operating activities for the years ended December 31, 2002 and 2003 of $33.5 million and $53.1 million, respectively, was generated primarily from net income earned through cash collections. Cash provided by operating activities for the year ended December 31, 2004 was reduced by a $19.0 million cash payment of withholding taxes and employer taxes related to the share appreciation rights.
      Investing activities used cash of $103.1 million, $54.3 million and $38.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. Cash used for investing purposes was primarily due to acquisitions of purchased receivables, net of cash collections applied to principal. Cash used for investing purposes in 2002 included the purchase of a 60% interest in Asset Acceptance Holdings LLC for $47.2 million.
      Financing activities provided cash of $70.4 million and $4.3 million for the years ended December 31, 2002 and 2003, respectively. Financing activities used cash of $17.5 million for the year ended December 31, 2004. Cash provided by financing activities for the years 2002 and 2003 was primarily due to borrowings on our line of credit and from related parties, net of repayments. Cash used by financing activities in 2004 was primarily due to repayments on our line of credit, net of borrowings, and the repayment of our related party notes payable. The total reduction in debts was partially offset by proceeds from our initial public offering.
      Cash paid for interest was $2.6 million, $3.2 million and $1.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. Cash paid for interest consisted of $2.6 million and $3.2 million for the line of credit for the years ended December 31, 2002 and 2003, respectively. Cash paid for interest consisted of $1.1 million for the line of credit and $0.4 million paid for the related party debt for the year ended December 31, 2004.
      We believe that cash generated from operations combined with borrowing available under our line of credit, should be sufficient to fund our operations for the next 12 months, although no assurance can be given in this regard. In the future, if we need additional capital for investment in purchased receivables, working capital or to grow our business or acquire other businesses, we may seek to sell additional equity or debt securities or we may seek to increase the availability under our line of credit.
New Corporate Headquarters
      We relocated to our new corporate headquarters in Warren, Michigan during the fourth quarter of 2004. Our new headquarters is in a 200,000 square foot building that we believe provides sufficient room for growth, accommodating up to approximately 1,400 employees. As of December 31, 2004, we had approximately 575 employees occupying the new corporate headquarters. The lease was entered into in October 2003 and commenced in December 2004 with an annual base rent expense of approximately $2.6 million compared to approximately $600,000 for our previous headquarters. We expect operating net costs for the new building to decrease because newer buildings require less maintenance and we will receive abatements of most real and personal property taxes due to the building’s location in a Renaissance Zone. Michigan Single Business taxes are also abated to the extent our business activities are located in the Renaissance Zone. The tax abatements will expire in 2012 with a three year phase out period beginning in 2009. We invested approximately $4.3 million in capital expenditures related to our new corporate headquarters, primarily during the fourth quarter of 2004. It is possible that some of the capital expenditures may be reimbursed based on certain contingent events.
Future Contractual Cash Obligations
      The following table summarizes our future contractual cash obligations as of December 31, 2004:

	Year Ending December 31,

	2005	2006	2007	2008(1)	2009	Thereafter

Capital lease obligations	$139,510	$93,394	$21,281	$—	$—	$—
Operating lease obligations	5,094,406	5,694,779	5,443,409	4,504,512	3,675,927	13,979,931
Purchased receivables	(2)	—	—	—	—	—
Line of credit(1)	—	—	—	—	—	—
Employment agreements	976,250	500,000	—	—	—	—

Total	$6,210,166	$6,288,173	$5,464,690	$4,504,512	$3,675,927	$13,979,931

(1)	To the extent that a balance is outstanding on our line of credit, it would be due in May 2008. There was no outstanding balance on our line of credit as of December 31, 2004.

(2)	During 2004, we entered into five forward flow contracts that commit us to purchase receivables for a fixed percentage of the face amount of the receivables. Four of the contracts have terms beyond 2004 with the last contract expiring November 2005. Two of the contracts call for monthly purchases of between $184,000 and $822,000, depending upon circumstances, and the other two have unspecified minimum and maximum contractual amounts.

Off-Balance Sheet Arrangements
      We currently do not have any off-balance sheet arrangements.
Internal Revenue Code Section 6050P and Related Treasury Regulations
      Internal Revenue Code Section 6050P and the related Treasury Regulations, in certain circumstances, require creditors to send out Form 1099-C information returns to those debtors whose debt, in an amount in excess of $600, has been deemed to have been forgiven for tax purposes, thereby alerting them to the amount of the forgiveness and the fact that such amount may be taxable income to them. Under these regulations, a debt is deemed to have been forgiven for tax purposes if (i) there has been no payment on the debt for 36 months and if there were no “bona fide collection activities” (as defined in the regulation) for the preceding 12 month period, (ii) the debt was settled for less than the full amount or (iii) other similar situations outlined in the regulations. U.S. Treasury Regulation Section 1.6050P-2 became final in 2004 and is effective for 2005 and forward. The regulations indicate that the rules apply to companies who acquire indebtedness and, therefore, we will need to comply with the reporting requirements. Our cost of compliance with these regulations is uncertain. In some instances, we may engage in additional monitoring activities of accounts and will send 1099-C information returns, which will increase our administrative costs. If we are required to send a 1099-C information return, despite the fact that we are continuing our collections efforts on an account, it may become more difficult to collect from those accounts because debtors may perceive the 1099-C as notice of debt relief rather than as tax information.
      This mistaken perception may lead to increased litigation costs for us as we may need to overcome affirmative defenses and counterclaims based on this belief by certain debtors. In addition, we may be required to modify our historical collection practices to conform to the regulation’s definition of “bona fide collection practices” which could increase our costs to monitor accounts and manage our collection activities. Penalties for failure to comply with these regulations are $50 per instance, with a maximum penalty of $250,000 per year, except where failure is due to intentional disregard, for which penalties are $100 per instance, with no maximum penalty. An additional penalty of $100 per information return, with no annual maximum, applies for a failure to provide the statement to the recipient.
Critical Accounting Policies
      We utilize the interest method of accounting for our purchased receivables because we believe that the amounts and timing of cash collections for our purchased receivables can be reasonably estimated. This belief is predicated on our historical results and our knowledge of the industry. The interest method is prescribed by the Accounting Standards Executive Committee Practice Bulletin 6 (“PB 6”), “Amortization of Discounts on Certain Acquired Loans” as well as the Accounting Standards Executive Committee Statement of Position 03-3 (“SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.”
      The provisions of SOP 03-3 were adopted by us in January 2005 and apply to purchased receivables acquired after December 31, 2004. The provisions of SOP 03-3 that relate to decreases in expected cash flows apply prospectively to receivables acquired before January 1, 2005. Other than the provisions relating to decreases in expected cash flow, purchased receivables acquired before January 1, 2005 will continue to be accounted for under PB 6.
      Each static pool of receivables is statistically modeled to determine its projected cash flows based on historical cash collections for pools with similar characteristics. An internal rate of return (“IRR”) is calculated for each static pool of receivables based on the projected cash flows and applied to the balance of the static pool. The resulting revenue recognized is based on the IRR applied to the remaining balance of each static pool of accounts. Each static pool is analyzed at least quarterly to assess the actual performance compared to the expected performance. To the extent there are differences in actual performance versus expected performance, the IRR is adjusted prospectively to reflect the revised estimate of cash flows over the remaining life of the static pool. Beginning in January 2005, under SOP 03-3, if the revised estimate of cash flows is less than the original estimate, the IRR will remain unchanged and an immediate impairment will be recognized.
      Application of the interest method of accounting requires the use of estimates to calculate a projected IRR for each pool. These estimates are based on historical cash collections. If future cash collections are materially different in amount or timing than projected cash collections, earnings could be affected, either positively or negatively. Higher collection amounts or cash collections that occur sooner than projected cash collections will have a favorable impact on yields and revenues. Lower collection amounts or cash collections that occur later than projected cash collections will have an unfavorable impact and result in an immediate impairment being recorded. For 2004, every 20 basis point change in the average yields for all pools would have affected year-to-date revenue by approximately $4.7 million or 2.2%. A full percentage point change (100 basis points) in the average IRR for all pools would have affected year-to-date revenue by approximately $24.4 million or 11.4%.
Qualitative and Quantitative Disclosures about Market Risk
      Our exposure to market risk relates to the interest rate risk with our variable line of credit. The average borrowings on the variable line of credit were $43.3 million, $66.2 million and $16.1 million for the years ended December 31, 2002, 2003 and 2004, respectively. Assuming a 200 basis point increase in interest rates on our variable rate debt, interest expense would have increased approximately $600,000, $625,000 and $306,000 for the years ended December 31, 2002, 2003 and 2004, respectively. The estimated increases in interest expense are based on the portion of our variable interest debt that is not offset by interest rate swap agreements and assumes no changes in the volume or composition of the debt. As of December 31, 2004, we did not have any borrowings against our variable line of credit. We currently do not have any swap or hedge agreements outstanding.
New Accounting Pronouncements

SFAS No. 123(R), “Share-Based Payment”
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) requires all stock-based compensation awards granted to employees be recognized in the financial statements at fair value, similar to that prescribed under SFAS No. 123. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. We adopted the fair value recognition provisions of SFAS No. 123 effective January 2004 and therefore, adoption of SFAS No. 123(R) is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

SOP 03-3, “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”
      In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 (“SOP 03-3”), “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt if those differences are attributable, at least in part, to credit quality. SOP 03-3 requires us to use the interest method of accounting for our purchased receivables similar to the guidance in Practice Bulletin 6 (“PB 6”).
      Under both the guidance of PB 6 and SOP 03-3, when expected cash flows are higher than prior projections, the increase in expected cash flows results in an increase in the IRR and therefore, the effect of the cash flow increase is recognized as increased revenue prospectively over the remaining life of the affected pool. However, when expected cash flows are lower than prior projections, SOP 03-3 requires that the expected decrease be recognized as an immediate impairment by decreasing the carrying value of the affected pool (rather than lowering the IRR) so that the pool will amortize over its expected life using the original IRR. Prior to 2005, under PB 6, a decrease in expected cash flows resulted in a reduction of the IRR and therefore, the effect of the cash flow reduction was recognized as lower revenue prospectively over the remaining life of the affected pool. The amount of total revenue recognized over the approximate 60 month life of each pool is identical under both PB 6 and SOP 03-3, however, the timing could differ.
      The provisions of SOP 03-3 were adopted by us in January 2005 and apply to purchased receivables acquired after December 31, 2004. The provisions of SOP 03-3 that relate to decreases in expected cash flows will be applied prospectively to receivables acquired before January 1, 2005. Other than the provisions relating to decreases in expected cash flow, purchased receivables acquired before January 1, 2005 will continue to be accounted for under PB 6.

BUSINESS
Overview
      We have been purchasing and collecting defaulted or charged-off accounts receivable portfolios from consumer credit originators since the formation of our predecessor company in 1962. Charged-off receivables are the unpaid obligations of individuals to credit originators, such as credit card issuers, consumer finance companies, retail merchants and telecommunications and other utility providers as well as from resellers and other holders of consumer debt. Since these receivables generally have been subject to multiple collection efforts, we are able to purchase them at a substantial discount to their face value. Unlike many of our competitors, we currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this affords us the best opportunity to use long-term strategies to maximize our profits. Since January 1, 1990, we have purchased 759 consumer debt portfolios through December 31, 2004, with an original charged-off face value of $18.8 billion for a purchase price of $355.2 million, or 1.89% of face value, net of buybacks. On average, we have been able to collect more than three times the amount paid for a portfolio, as measured over a five-year period from the date of purchase.
      When considering whether to purchase a portfolio, we conduct a quantitative and qualitative analysis of the portfolio to appropriately price the debt and determine whether the portfolio will yield collections consistent with our goals. This analysis includes the use of our pricing and collection probability model and draws upon our extensive experience in the industry. We have developed experience across a wide range of asset types at various stages of delinquency, having made purchases across more than 20 different asset types from over 150 different debt sellers. We selectively deploy our capital in the primary, secondary and tertiary markets where typically between one and three collection agencies have already tried to collect the debt. We believe we are well positioned to acquire charged-off accounts receivable portfolios as a result of our being price competitive, long-standing history in the industry, relationships with debt sellers, consistency of performance and attention to post-sale service.
      Unlike many third party collection agencies that typically attempt to collect the debt only for a period of three to six months, we generally take a long-term approach, in excess of five years, to the collection effort as we are the owners of the debt. We apply an approach that encourages cooperation with the debtors to make a lump sum settlement payment in full or to formulate a repayment plan. In part, through our strategy of holding the debt for the long-term, we have established a methodology of converting debtors into paying customers. In addition, our approach allows us to invest in various collection management and analysis tools that may be too costly for traditional, more short-term oriented, collection agencies, as well as to pursue legal collection strategies as appropriate. In many cases, we continue to receive collections on individual portfolios beyond the tenth anniversary of its purchase.
      We have achieved strong financial results over our history, with cash collections growing from $44.0 million in 2000 to $267.9 million in 2004, a compound annual growth rate of 57.1%. Total revenues have grown from $37.0 million in 2000 to $214.8 million in 2004, a compound annual growth rate of 55.2%.
Industry Overview
      The accounts receivable management industry is growing, driven by a number of industry trends, including:

•	Increasing levels of consumer debt obligations — According to the U.S. Federal Reserve Board, the consumer credit industry increased from $133.7 billion of consumer debt obligations in 1970 to $2.1 trillion of consumer debt obligations in November 2004, a compound annual growth rate of 8.4%. The Nilson Report projects that this market will increase to $2.8 trillion by 2010.

•	Increasing charge-offs of the underlying receivables — According to The Nilson Report, net charge-offs of credit card debt have increased from $8.2 billion in 1990 to $51.1 billion in 2002, a compound annual growth rate of 16.5%. The Nilson Report is forecasting an increase in the net charge-offs of credit card debt to $86.7 billion in 2010.

•	Increasing types of credit originators accessing the debt sale market — According to The Nilson Report, the cost for all types of purchased debt sold has increased from $6.0 billion in 1993 to $67.8 billion in 2003, a compound annual growth rate of 27.4%. Charged-off credit card debt averaged 77% of sales for the three year period 1998 through 2000 compared to 73% for the three year period 2001 through 2003. Sellers of charged-off portfolios have expanded to include healthcare, utility and telecommunications providers, commercial banks, consumer finance companies, retail merchants and mortgage and auto finance companies.

      Historically, credit originators have sought to limit credit losses either through using internal collection efforts with their own personnel or outsourcing collection activities to third party collectors. Credit originators that outsource the collection of charged-off receivables have typically remained committed to third party providers as a result of the perceived economic benefit of outsourcing and the resources required to establish the infrastructure required to support in-house collection efforts. The credit originator can pursue an outsourced solution by either selling its charged-off receivables for immediate cash proceeds or by placing charged-off receivables with a third party collector on a contingent fee basis while retaining ownership of the receivables.
      In the event that a credit originator sells receivables to a debt purchaser such as us, the credit originator receives immediate cash proceeds and eliminates the costs and risks associated with internal recovery operations. The purchase price for these charged-off receivables typically ranges from one to ten percent of the face amount of the receivables, depending on the amount the purchaser anticipates it can recover and the anticipated effort required to recover that amount. Credit originators, as well as other holders of consumer debt, utilize a variety of processes to sell receivables, including the following:

•	competitive bids for specified portfolios through a sealed bid or, in some cases, an on-line process;

•	privately-negotiated transactions between the credit originator or other holder of consumer debt and a purchaser; and

•	forward flow contracts, which commit a debt seller to sell, and a purchaser to acquire, a steady flow of charged-off consumer receivables periodically over a specified period of time, usually no less than three months, for a fixed percentage of the face amount of the receivables.
      We believe a debt purchaser’s ability to successfully collect payments on charged-off receivables, despite previous collection efforts by the credit originator or third party collection agencies, is driven by several factors, including the purchaser’s ability to:

•	pursue collections over multi-year periods;

•	tailor repayment plans based on a consumer’s ability to pay; and

•	utilize experience and resources, including litigation.
Competitive Strengths
      We believe we have a number of strengths which will allow us to continue to capitalize on these favorable industry trends, including the following.

Disciplined Purchasing and Collections
      Our disciplined purchasing strategy and collections process have been central to our success. We believe our experience has provided us with an in-depth understanding of the debt purchasing industry and the types of portfolios available for purchase. From this experience, we have developed and refined a purchasing model that we believe has resulted in sound debt buying decisions enabling us to profitably purchase and collect debt in various economic and competitive environments. We perform comprehensive due diligence in order to price the portfolios on which we bid. When bidding on a portfolio, we consider a number of factors, including the type of debt, locations of the debtors, dates of delinquencies and dates of charge-off and last payment. In addition, we seek to increase the recovery on our purchased charged-off receivables in a cost-effective manner through a platform which includes collection, legal collection and bankruptcy and probate recovery.

Proprietary Collections Database
      Since 1990, we have purchased 759 portfolios through December 31, 2004, consisting of a total of 18.1 million accounts across more than 20 different underlying asset types from over 150 different sellers. As a result, we believe we have developed one of the most extensive proprietary databases in the industry from which we run statistical models and reporting packages with the goal of maximizing our profitability. As we continue to grow and purchase additional portfolios, we believe our database will continue to enhance our ability to price portfolios, manage the collections process and monitor operating results.

Focus on Purchasing and Collecting Debt
      Over our history, our focus has been on purchasing debt for the purpose of collecting debt. We currently do not collect on a commission or contingent fee basis. Rather, we purchase and collect charged-off accounts receivable portfolios for our own account as we believe this is the best use of our resources to maximize our profits. Unlike many third party collection agencies that typically attempt to collect the debt only for a period of three to six months, we generally take a long-term approach to the collection effort. We apply an approach that encourages cooperation with the debtors to make a lump sum settlement payment in full or to formulate a repayment plan. In part, through our strategy of holding the debt for the long-term, we have established a methodology of converting debtors into paying customers. In addition, our long-term approach allows us to invest in various collection management and analysis tools that may be too costly for traditional, more short-term oriented, collection agencies, as well as to diligently pursue legal collection strategies as appropriate.

Experienced Management Team
      We have an experienced management team which has considerable expertise in the accounts receivable management industry. Our Chairman and our Chief Executive Officer have over 40 years and 25 years, respectively, of experience. In addition, most of our other executive officers have considerable tenure with us and/or other companies engaged in the accounts receivable management industry. We believe this depth of experience enhances our ability to interpret the data we have compiled in our proprietary collection database from previous portfolio purchases when making pricing and purchasing decisions.

Financial Strength
      We believe our generation of internal cash flows and our position as a well-capitalized firm, with access to capital through our line of credit, has been critical to our ability to grow. We currently maintain a $100.0 million line of credit that expires on May 31, 2008 and bears interest at prime or 25 basis points over prime depending upon our liquidity as defined in the credit agreement. Alternatively, at our discretion, we may borrow by entering into 30, 60 or 90 day LIBOR contracts at rates between 150 and 250 basis points over the respective LIBOR rates. Our line of credit includes an accordion loan feature that allows us to request a $20.0 million increase in the credit facility. Our financial strength has increased our ability to make portfolio purchases and we believe it has also enhanced our credibility with sellers of debt who are interested in dealing with firms possessing the financial wherewithal to consummate a transaction.

Our Strategy
      We have achieved historical growth while seeking to ensure that the level of our portfolio purchases of charged-off receivables is commensurate with our collection ability. We seek to become the leading purchaser and collector of charged-off consumer receivables in the United States through controlled growth. Our strategy to achieve this objective includes the disciplined pursuit and execution of the following initiatives.

Leverage Competitive Strengths to Increase Share in a Growing Market
      We believe that the market for purchased debt will continue to increase in the future. We believe this growth is driven by a number of industry trends, including increasing levels of consumer debt obligations, increasing charge-offs of the underlying receivables, increasing utilization of third party collectors by credit originators and the advent of new providers of purchased receivables. We believe that, drawing upon our competitive strengths — including our position as a well-capitalized firm with an experienced management team, a proven purchasing and collection methodology, an established reputation and our ability to execute our business plan in a controlled and disciplined manner — will enable us to continue to grow.

Selective Expansion into Other Geographic Areas
      Over the past five years, we have expanded our collection presence from Michigan to include collection offices in Brooklyn Heights, Ohio, Riverview, Florida, White Marsh, Maryland, San Antonio, Texas, Woodbury, New Jersey, Phoenix, Arizona and Chicago, Illinois. The drivers of this expansion include our desire to have a collection site physically located in a region, state or time zone representing a significant portion of our debt portfolio and/or an opportunity to acquire experienced collectors. When determining whether to expand, we balance our desire to expand with the legal atmosphere of and the collection complexities imposed by the target states. We have experienced higher collection recoveries in states in which we have a local or relatively close presence. We have developed what we believe is an expandable business model that can be replicated in both developed and acquired sites. We will continue to pursue selective and opportunistic expansion in various geographic regions. We also will open new offices for legal collections in locations where the volume of accounts makes the expansion cost effective.

Continue to Recruit, Develop and Retain Collectors
      We place considerable focus on our ability to hire, develop and retain effective collectors. We have found that tenure is a primary driver of our collector effectiveness and a key to our continued growth and profitability. Candidates for employment undergo testing and background checks which we believe improves our ability to hire reliable and effective employees. We believe that ongoing training and development of our collectors is critical to their success which impacts their retention. We periodically implement changes and improvements to our training programs in order to help our collectors effectively collect the charged-off receivables that we purchase. Additionally, we offer a merit based compensation program for our collectors. Under this program, our collectors are generally rewarded with higher levels of compensation as their effectiveness improves. We believe collectors that achieve success under the merit based compensation program are motivated to continue working for us. We have found that rates of turnover decrease as the tenure of our collectors increases. Collector productivity is higher for collectors with 12 or more months of service over those with less than 12 months of service.

Leverage Purchasing and Collection Expertise into Other Asset Types
      We have been successful in purchasing and collecting receivables across a broad range of asset types, including credit card, private label credit cards, health club, installment, auto deficiency, mobile home deficiency, healthcare, telecommunications and utilities. While the majority of our purchasing has occurred in the credit card and private label card markets, we believe there are significant growth opportunities in emerging markets such as the healthcare, telecom and utility markets. Our strategy is to selectively target opportunities in new markets, initially developing additional experience in those markets through smaller purchases.

Purchasing
      Typically, we purchase our portfolios in response to a request to bid received via e-mail or telephone. In addition to these requests, we have developed a marketing and acquisitions team that contacts and cultivates relationships with known and prospective sellers of portfolios in our core markets and in new markets for different asset types. We have purchased portfolios from over 150 different debt sellers since 1990, including many of the largest consumer lenders in the United States. Although 10% or more of the money we spend on our purchases in a year may be paid to a single debt seller, historically, we have not purchased more than 10% from the same debt seller in consecutive years. We had one portfolio purchased in 2003 that accounted for approximately 5% of our revenues in 2004, which we believe will account for a declining percentage of our revenues in 2005 and beyond. While we have no policy limiting purchases from single debt sellers, we purchase from a diverse set of suppliers and our purchasing decisions are based upon constantly changing economic and competitive environments as opposed to long-term relationships with particular suppliers. During 2004, we entered into five forward flow contracts and purchased portfolios for an aggregate purchase price of approximately $8.1 million, or 9% of the total invested. These contracts commit a debt seller to sell a steady flow of charged-off receivables to us and commit us to purchase receivables for a fixed percentage of the face amount. We have entered into such contracts in the past and will do so in the future depending on market conditions. One of the forward flow contracts entered into in 2004 has expired. The remaining four forward flow contracts have terms of between three to twelve months.
      We purchase our portfolios through a variety of sources, including consumer credit originators, private brokers or agents and debt resellers. Debt resellers are debt purchasers that sell some or all of the debt they purchase. Generally, the portfolios are purchased either in competitive bids through a sealed bid or, in some cases, through an on-line process or through privately-negotiated transactions between the credit originator or other holder of consumer debt and us.
      Each potential acquisition begins with a quantitative and qualitative analysis of the portfolio. In the initial stages of the due diligence process, we typically review basic data on the portfolio’s accounts. This data typically includes the account number, the consumer’s name, address, social security number, phone numbers, outstanding balance, date of charge-off, last payment and account origination. We analyze this information based on quantitative and qualitative factors and summarize into a format based on certain key metrics, such as state of debtor’s last known residence, type of debt and age of the receivable. In addition, we typically provide the seller with a questionnaire designed to help us understand important qualitative factors relating to the portfolio.
      As part of our due diligence evaluation, we run the portfolio through our pricing and collection probability model. This model uses certain characteristics of the portfolio, such as the type of product, age and level of delinquency and the locations of the debtors, to calculate an estimate of collectibility for the portfolio and to determine a base value for the purchase. Pricing adjustments are factored into the model reflecting issuer considerations, demographic attributes and other account criteria. In those circumstances where the type or pricing of the portfolio is unusual, we consult with management from our collection operations to help ascertain collectibility, potential collection strategies and our ability to integrate the new portfolio into our collection platform. Our analysis also compares the charged-off consumer receivables in the prospective portfolio with our collection history on portfolios with similar attributes.
      Once we have compiled and analyzed available data, we factor in market conditions and determine an appropriate bid price or bid range. The recommended bid price or bid range, along with a summary of our due diligence, is submitted to our investment committee and, for purchases in excess of a certain corporate threshold, to our audit committee for review and approval. After appropriate approvals and acceptance of our offer by the seller of the portfolio, a purchase agreement is negotiated. Provisions are generally incorporated for bankrupt, disputed, fraudulent or deceased accounts and, typically, the credit originator either agrees to repurchase these accounts or replace them with acceptable replacement accounts within certain time frames, generally within 60 days to 365 days. Upon execution of the agreement, the transaction is funded.

      The following chart categorizes our purchased receivable portfolios for the period from January 1, 1990 through December 31, 2004 into the major asset types represented:

	Face Value of
	Charged-off		No. of
Asset Type	Receivables (2)%		Accounts	%

Visa®/ MasterCard®/ Discover®	$8,265,247,070	43.9%	3,655,644	20.2%
Private Label Credit Cards	2,981,251,461	15.8	4,507,225	25.0
Telecommunications/ Utility/ Gas	1,491,358,812	7.9	3,526,733	19.5
Health Club	1,295,455,845	6.9	1,348,919	7.5
Auto Deficiency	1,239,921,376	6.6	207,124	1.1
Installment loans	651,382,190	3.5	209,599	1.2
Other(1)	2,902,951,181	15.4	4,604,283	25.5

Total	$18,827,567,935	100.0%	18,059,527	100.0%

(1)	“Other” includes charged-off receivables of several debt types, including student loan, mobile home deficiency and retail mail order. This includes the purchase of a single portfolio in June 2002 with a face value of $1.2 billion at a cost of $1.2 million (or 0.1% of face value) and consisting of approximately 3.8 million accounts.

(2)	Face value of charged-off receivables represents the cumulative amount of purchases net of buybacks. The amount is not adjusted for payments received, settlements or additional accrued interest on any accounts in such portfolios after the date we purchased the applicable portfolio.
      The age of a charged-off consumer receivables portfolio, or the time since an account has been charged-off, is an important factor in determining the value at which we will offer to purchase a receivables portfolio. Generally, there is an inverse relationship between the age of a portfolio and the price at which we will purchase the portfolio. This relationship is due to the fact that older receivables typically are more difficult to collect. The accounts receivable management industry places receivables into the following categories depending on the number of collection agencies that have previously attempted to collect on the receivables:

•	Fresh accounts are typically 120 to 270 days past due, have been charged-off by the credit originator and are either being sold prior to any post charge-off collection activity or are placed with a third party collector for the first time. These accounts typically sell for the highest purchase price.

•	Primary accounts are typically 270 to 360 days past due, have been previously placed with one third party collector and typically receive a lower purchase price.

•	Secondary and tertiary accounts are typically more than 360 days past due, have been placed with two or three third party collectors and receive even lower purchase prices.
      We specialize in the primary, secondary and tertiary markets, but we will purchase accounts at any point in the delinquency cycle. We deploy our capital within these markets based upon the relative values of the available debt portfolios.

      The following chart categorizes our purchased receivable portfolios for the period from January 1, 1990 through December 31, 2004 into the major account types represented:

	Face Value of
	Charged-off		No. of
Account Type	Receivables (2)%		Accounts	%

Fresh	$980,562,424	5.2%	386,070	2.1%
Primary	3,448,409,980	18.3	2,301,066	12.8
Secondary	3,186,513,240	16.9	2,547,857	14.1
Tertiary(1)	10,252,075,331	54.5	12,321,818	68.2
Other	960,006,960	5.1	502,716	2.8

Total	$18,827,567,935	100.0%	18,059,527	100.0%

(1)	This includes the purchase of a single portfolio in June 2002 with a face value of $1.2 billion at a cost of $1.2 million (or 0.1% of face value), and consisting of approximately 3.8 million accounts.

(2)	Face value of charged-off receivables represents the cumulative amount of purchases net of buybacks. The amount is not adjusted for payments received, settlements or additional accrued interest on any accounts in such portfolios after the date we purchased the applicable portfolio.
      We also review the geographic distribution of accounts within a portfolio because collection laws differ from state to state. The following chart illustrates for the period from January 1, 1990 through December 31, 2004 our purchased receivable portfolios based on geographic location of debtor:

	Face Value of
	Charged-off		No. of
Geographic Location	Receivables (3)%		Accounts	%

Texas(1)	$2,618,320,586	13.9%	2,247,634	12.4%
California	1,911,314,563	10.2	1,833,152	10.1
Florida(1)	1,800,671,258	9.6	1,275,662	7.0
Michigan(1)	1,493,174,940	7.9	1,782,935	9.9
Ohio(1)	1,164,654,555	6.2	1,392,434	7.7
New York	1,144,093,799	6.1	951,542	5.3
Illinois(1)	866,550,397	4.6	1,114,563	6.2
Pennsylvania	585,746,526	3.1	517,893	2.9
North Carolina	503,464,102	2.7	409,812	2.3
Georgia	476,594,947	2.5	412,686	2.3
New Jersey(1)	385,614,544	2.0	338,290	1.9
Other(2)	5,877,367,718	31.2	5,782,924	32.0

Total	$18,827,567,935	100.0%	18,059,527	100.0%

(1)	Collection site located in this state.

(2)	Each state included in “Other” represents under 2.0% individually of the face value of total charged-off consumer receivables.

(3)	Face value of charged-off receivables represents the cumulative amount of purchases net of buybacks. The amount is not adjusted for payments received, settlements or additional accrued interest on any accounts in such portfolios after the date we purchased the applicable portfolio.

Collection Operations
      Our collection operations seek to maximize the recovery of our purchased charged-off receivables in a cost-effective manner. We have organized our collection platform into a number of specialized departments which include collection, legal collection and bankruptcy and probate recovery.
      Generally, our collection efforts begin in our collection department and, if warranted, move to our legal collection department. If the collection account involves a bankrupt debtor or a deceased debtor, our bankruptcy and probate recovery department will review and manage the account. If the collection account merits outsourcing to a third party collection agency, our agency forwarding department handles the matter. Finally, our information acquisition department utilizes a network of data providers to increase recovery rates and promote collector efficiency in all of our departments.

Collection Department
      Our collection department accounts for the majority of our collections. Once a portfolio is purchased, we perform a portfolio review in order to formulate and apply what we believe to be an effective collection strategy. This review includes a series of data preparation and information acquisition steps to provide the necessary information to begin collection efforts. Portfolio accounts are assigned, sorted and prioritized to collector queues based on product type, account status, various internal and external collectibility predictors, account demographics, balance sizes and other attributes.
      Although we prefer to collect the majority of our charged-off receivables portfolio through our internal collection operations, in some cases, we believe it can be more effective and cost-efficient to outsource collections. We will consider outsourcing collections involving states with unfavorable legal or regulatory climates for collections. In addition, we may also consider outsourcing relatively small balance accounts so that our collectors can focus on relatively larger balance accounts. We have developed a network of third party collection agencies to service accounts when we believe the accounts would be better served by outsourcing to an outside collection agency.
      We train our collectors to be full service collectors who handle substantially all collection activity related to their accounts, including manual and automated dialer outbound calling activity, inbound call management, skip tracing or debtor location efforts, referrals to pursue legal action and settlement and payment plan negotiation. In order to increase collections on accounts, non-paying accounts are typically reassigned to new collectors every six months. Our performance based collection model is driven by a bonus program that allows collectors to earn bonuses based on their personal collection goals. In addition, we monitor our collectors for compliance with the federal and state debt collection laws.
      When an initial telephone contact is made with a debtor, the collector is trained to go through a series of questions in an effort to obtain accurate location and financial information on the debtor, the reason the debtor may have defaulted on the account, the debtor’s willingness to pay and other relevant information that may be helpful in securing satisfactory settlement or payment arrangements. Collectors are encouraged to attempt to collect the balance in full in one lump sum payment prior to the end of the month. If full payment is not available, the collector will attempt to negotiate a settlement on the balance in the highest amount within the shortest time frame. We maintain settlement guidelines that collectors, supervisors and managers must follow in an effort to maximize recoveries. Exceptions are handled by management on an account by account basis. If the debtor is unable to pay the balance in full or settle within allowed guidelines, monthly installment plans are encouraged in order to have the debtor resume a regular payment habit. Our experience has shown that debtors are more likely to respond to this approach which can result in a payment plan or settlement in full in the future.
      If a collector is unable to establish contact with a debtor, we require the collector to undertake skip tracing procedures to locate, initiate contact and collect from the debtor. Skip tracing efforts are performed at the collector level and by third party information providers on a larger scale. Each collector has access to internal and external information databases that interface with our collection system at the desktop level. In addition, we have several information providers from whom we acquire information that is either systematically or manually validated and used in our collection and location efforts. Using these methods, we periodically refresh and supply updated account information to our collectors to increase contact with debtors.
      If voluntary payments cannot be established with the debtor, we have trained our collectors to identify opportunities to pursue legal action against those debtors with an ability, but not the willingness, to pay. Using our lawsuit guidelines, our collectors recommend debtors for us to commence litigation in an effort to stimulate collections.

Legal Collection Department
      In the event collection has not been obtained through our collection department and the opportunity for legal action is verified through our internal process, we pursue a legal judgment against the debtor. Our legal collection department is comprised of an in-house legal department, including collection attorneys and non-attorney legal collectors, and a legal forwarding department.
      For accounts in states where we have a local presence, and in some cases, adjacent states, we prefer to pursue an in-house legal strategy as it provides us with a greater ability to manage the process. We currently have in-house capability in Michigan, Ohio, Florida, Maryland, Arizona, Texas, Illinois and New Jersey. In each of these states, we have designed our legal policies and procedures to maintain compliance with state and federal laws while pursuing available legal opportunities. We will continue to pursue selective and opportunistic expansion in various geographic regions.
      Our legal forwarding department is organized to address the legal recovery function for accounts principally located in states where we do not have a local or, in some cases, adjacent presence, or for accounts that we believe can be better served by a third party law firm. To that end, we have developed a nationwide network of independent law firms in all 50 states, as well as the District of Columbia, who work for us on a contingent fee basis. The legal forwarding department actively manages and monitors this network.
      Once a judgment is obtained, our legal department pursues voluntary and involuntary collection strategies to secure payment, including wage and bank account garnishments.

Bankruptcy and Probate Recovery Department
      Our bankruptcy and probate recovery department handles bankruptcy and estate probate processing. This department files proofs of claims for recoveries on receivables which are included in consumer bankruptcies filed under Chapter 7 (resulting in liquidation and discharge of a debtor’s debts) and Chapter 13 (resulting in repayment plans based on the financial wherewithal of the debtor) of the U.S. Bankruptcy Code. In addition, this department submits claims against estates involving deceased debtors having assets that may become available to us through a probate claim.
Competition
      The consumer debt collection industry is highly competitive and fragmented. We compete with a wide range of other purchasers of charged-off consumer receivables, third party collection agencies, other financial service companies and credit originators that manage their own consumer receivables. Some of these companies may have substantially greater personnel and financial resources and may experience lower collector and employee turnover rates than we do. We believe that increasing amounts of capital are being invested in the debt collection industry, which could lead to further increases in prices for portfolios of charged-off accounts receivables, the enhanced ability of third parties to collect debt and the reduction in the number of portfolios of charged-off accounts receivables available for purchase. In addition, companies with greater financial resources may elect at a future date to enter the consumer debt collection business. Furthermore, current debt sellers may change strategies and cease selling debt portfolios in the future.
      Competitive pressures affect the availability and pricing of receivables portfolios, as well as the availability and cost of qualified debt collectors. In addition, some of our competitors may have entered into forward flow contracts under which consumer credit originators have agreed to transfer a steady flow of charged-off receivables to them in the future, which could restrict those credit originators from selling receivables to us.
      We face bidding competition in our acquisition of charged-off consumer receivables. We believe successful bids generally are awarded based on a combination of price, service and relationships with the individual debt sellers. In addition, there continues to be a consolidation of issuers of credit cards, which have been a principal source of our receivable purchases. This consolidation has decreased the number of sellers in the market and, consequently, could over time, give the remaining sellers increasing market strength in the price and terms of the sale of charged-off credit card accounts.
Technology Platform
      We believe that information technology is critical to our success. Our key systems have been purchased from outside vendors and, with our input, have been tailored to meet our particular business needs. We have a staff of over 25 full-time employees who monitor and maintain our information technology and communications structure. Additionally, we believe we have relationships with many of our key vendors that will allow any system failure to be remedied in an expeditious manner. Our centralized data center is in our Warren, Michigan headquarters and all offices are connected to this data center. This provides for one standard system in every one of our offices with all employees accessing the same database.
      We license our collection software and complementary products from Ontario Systems LLC, a leading provider to the collection industry. This software has enabled us to:

•	automate the loading of accounts in order to begin collecting accounts soon after purchase;

•	segment the accounts into dispositions for collection prioritization;

•	access 20 approved service partners including third party letter production and mailing vendors, credit reporting services and information service providers;

•	interface with an automated dialer to increase the number of contacts with our debtors;

•	connect to a document imaging system to allow each of our employees to view scanned documents on accounts from their workstations while working on an account;

•	limit an employee’s ability to work outside of company guidelines;

•	query the entire database for any purpose which may be used for collection, reporting or other business matters; and

•	establish parameters to comply with federal and state laws.
      Our collection software resides on a Hewlett-Packard® system that was most recently upgraded in March 2005. This platform currently handles our 18 million accounts and we believe it is scalable to handle our anticipated growth for the near future.
      We maintain a Microsoft Windows® 2003 based network that supports our back office functions including time and attendance systems, payroll and MAS200® accounting software.
      In order to minimize the potential for a disaster or other interruption of data or telephone communications that are critical to our business, we have:

•	a diesel generator sufficient in size to power our entire Warren headquarters building which houses our primary server;

•	a back-up server sufficient in size to handle our database in our Wixom, Michigan office;

•	an ability to have inbound phone calls rerouted to other offices;

•	fire suppression systems in our primary and back-up data centers;

•	undertaken a plan to add redundant data paths to each of our offices, with our Warren, Michigan headquarters being the first office to complete this plan;

•	daily back-up of all of our critical applications with the tapes transported offsite to a secure data storage facility by a third party service provider; and

•	data replication in our primary server to preserve data in the event of a failure of a storage drive.
Regulation and Legal Compliance — Collection Activities
      Federal and state statutes establish specific guidelines and procedures which debt collectors must follow when collecting consumer accounts. It is our policy to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities, even in circumstances in which we may not be specifically subject to these laws. As part of this policy, we monitor our collectors and other activities for compliance with federal and state collection laws. Our failure to comply with these laws could lead to fines on us and on our collectors and could have a material adverse effect on us in the event and to the extent that they apply to some or all of our recovery activities. Court rulings in various jurisdictions also impact our ability to collect.
      Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors. Significant federal laws and regulations applicable to our business as a debt collector include the following:

•	Fair Debt Collection Practices Act (“FDCPA”). This act imposes obligations and restrictions on the practices of consumer debt collectors, including specific restrictions regarding communications with debtors, including the time, place and manner of the communications. This act also gives consumers certain rights, including the right to dispute the validity of their obligations.

•	Fair Credit Reporting Act/ Fair and Accurate Credit Transaction Act of 2003. The Fair Credit Reporting Act and its amendment entitled the Fair and Accurate Credit Transaction Act of 2003 (“FACT Act”) places requirements on credit information providers regarding verification of the accuracy of information provided to credit reporting agencies and requires such information providers to investigate consumer disputes concerning the accuracy of such information. The FACT Act also requires certain conduct in the cases of identity theft and direct disputes to the creditor. We provide information concerning our accounts to the three major credit reporting agencies, and it is our practice to correctly report this information and to investigate credit reporting disputes in a timely fashion.

•	The Financial Privacy Rule. Promulgated under the Gramm-Leach-Bliley Act, this rule requires that financial institutions, including collection agencies, develop policies to protect the privacy of consumers’ private financial information and provide notices to consumers advising them of their privacy policies. It also requires that if private personal information concerning a consumer is shared with another unrelated institution, the consumer must be given an opportunity to opt out of having such information shared. Since we do not share consumer information with non-related entities, except as required by law, or except as allowed in connection with our collection efforts, our consumers are not entitled to any opt-out rights under this act. Both this rule and the Safeguards Rule described below are enforced by the Federal Trade Commission, which has retained exclusive jurisdiction over its enforcement, and does not afford a private cause of action to consumers who may wish to pursue legal action against a financial institution for violations of this act.

•	The Safeguards Rule. Also promulgated under the Gramm-Leach-Bliley Act, this rule specifies that we must safeguard financial information of consumers and have a written security plan setting forth information technology safeguards and the ongoing monitoring of the storage and safeguarding of computerized information.

•	Electronic Funds Transfer Act. This act regulates the use of the Automated Clearing House (“ACH”) system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association (“NACHA”) and Uniform Commercial Code § 3-402. This act, the NACHA regulations and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction.

•	Telephone Consumer Protection Act. In the process of collecting accounts, we use automated dialers to place calls to consumers. This act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment who place telephone calls to consumers.

•	Health Insurance Portability and Accountability Act (“HIPAA”). This act requires that healthcare institutions provide safeguards to protect the privacy of consumers’ healthcare information. As a debt buyer collecting on medical debt we are considered a business associate to the healthcare institutions and are required to abide by HIPAA. We have a dedicated subsidiary called Rx Acquisitions, LLC which directly holds and collects all of our healthcare receivables.

•	U.S. Bankruptcy Code. In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions.
      Additionally, there are state statutes and regulations comparable to the above federal laws and other state-specific licensing requirements which affect our operations. State laws may also limit interest rates and fees, methods of collections, as well as the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts.
      Although, generally, we are not a credit originator, some laws, such as the following, which apply typically to credit originators, may occasionally affect our operations because our receivables were originated through credit transactions:

•	Truth in Lending Act;

•	Fair Credit Billing Act;

•	Equal Credit Opportunity Act; and

•	Retail Installment Sales Act.
      Federal laws which regulate credit originators require, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices, and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts due on an account, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account, and have a possible material adverse effect on us. Accordingly, typically when we acquire charged-off consumer receivables, we contractually require credit originators to indemnify us against certain losses that may result from their failure to comply with applicable statutes, rules and regulations relating to the receivables before they are sold to us.
      The U.S. Congress and several states have enacted legislation concerning identity theft. Some of these provisions place restrictions on our ability to report information concerning receivables, which may be subject to identity theft, to consumer credit reporting agencies. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted, as well as changes to or interpretations of existing consumer protection and privacy protection laws, may adversely affect our ability to recover the receivables. In addition, our failure to comply with these requirements could adversely affect our ability to recover the receivables.
      It is possible that some of the receivables were established as a result of identity theft or unauthorized use of a credit card. In such cases, we would not be able to recover the amount of the charged-off consumer receivables. As a purchaser of charged-off consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. Most of our account purchase contracts allow us to return to the credit originators (within an agreed upon amount of time) certain charged-off consumer receivables that may not be collectible at the time of purchase, due to these and other circumstances. Upon return, the credit originators are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit to some extent our losses on such accounts.
      Internal Revenue Code Section 6050P and the related Treasury Regulations, in certain circumstances, require creditors to send out Form 1099-C information returns to those debtors whose debt, in an amount in excess of $600, has been deemed to have been forgiven for tax purposes, thereby alerting them to the amount of the forgiveness and the fact that such amount may be taxable income to them. Under these regulations, a debt is deemed to have been forgiven for tax purposes if (i) there has been no payment on the debt for 36 months and if there were no “bona fide collection activities” (as defined in the regulation) for the preceding 12 month period, (ii) the debt was settled for less than the full amount or (iii) other similar situations outlined in the regulations. U.S. Treasury Regulation Section 1.6050P-2 became final in 2004 and is effective for 2005 and forward. The regulations indicate that the rules apply to companies who acquire indebtedness and, therefore, we will need to comply with the reporting requirements. Our cost of compliance with these regulations is uncertain. In some instances, we may engage in additional monitoring activities of accounts and will send 1099-C information returns, which will increase our administrative costs. If we are required to send a 1099-C information return, despite the fact that we are continuing our collections efforts on an account, it may become more difficult to collect from those accounts because debtors may perceive the 1099-C as notice of debt relief rather than as tax information.
      This mistaken perception may lead to increased litigation costs for us as we may need to overcome affirmative defenses and counterclaims based on this belief by certain debtors. In addition, we may be required to modify our historical collection practices to conform to the regulation’s definition of “bona fide collection practices” which could increase our costs to monitor accounts and manage our collection activities. Penalties for failure to comply with these regulations are $50 per instance, with a maximum penalty of $250,000 per year, except where failure is due to intentional disregard, for which penalties are $100 per instance, with no maximum penalty. An additional penalty of $100 per information return, with no annual maximum, applies for a failure to provide the statement to the recipient.
Employees
      As of December 31, 2004, we employed 1,732 total associates, including 1,651 persons on a full-time basis and 81 persons on a part-time basis. Collectors include approximately 970 full-time and 20 part-time collectors, and 67 full-time and two part-time legal collectors (excluding our attorneys). None of our employees are represented by a union or covered by a collective bargaining agreement. We consider our employee relations to be good.
Training
      We provide a comprehensive training program for our new and existing employees. Our training includes several learning approaches, including lecture, classroom discussion and discovery, role-playing, computer-aided learning and CD-ROM modules. We also use our e-mail system and newsletters to address on-going training issues.

      Each new collector is required to complete a four-week training program. During the first two weeks, the new employees complete training modules through classroom learning, hands-on learning and role-playing. The first week includes structured learning of our collection software and information technology tools, federal and state collection laws (with particular emphasis on the FDCPA and the FACT Act), telephone collection techniques and core company policies, procedures and practices. The second week continues the structured learning of the first week and is supplemented by supervised telephone collection calls. During weeks three and four, the new hire class is formed as a collection team, with a trainer as supervisor. Collection goals are established and collection calls are made and supervised. Instruction and guidance is shared with the new associate to improve productivity. Each day includes a debriefing of the day’s activities and challenges. Solutions are discussed. Role-playing is used to enhance collection and organization skills.
      After the initial training period, selected collection associates may also be assigned to a closely supervised team for a period of several weeks. The goal is to assist them in improving their collection skills and return them to standard collections teams.
      Each new legal collector is required to complete a four-week training program. The first week of training is the same for legal collectors as it is for collectors. The second week of training focuses on legal processes and procedures and also includes supervised collection calls. Weeks three and four include closely supervised implementation of assigned duties.
      Our training is not limited to new collectors. Each year all collectors are required to be tested on their knowledge of the FDCPA and other applicable federal laws. Collectors not achieving our minimum standards are required to complete an FDCPA review course and are then retested. In addition, annual supplemental instruction in the FDCPA and collection techniques is provided to our collection associates.
Properties
      The following table provides information relating to our principal operations facilities as of February 28, 2005.

	Approximate
Location	Square Footage	Lease Expiration Date	Use

Phoenix, Arizona	71,550	April 1, 2010	Call center, with collections and legal collections
Plantation, Florida	2,555	January 31, 2008	Legal collections
Riverview, Florida	52,280	April 30, 2009	Call center, with collections and legal collections
Chicago, Illinois(1)	7,215	April 30, 2005	Call center, with collections and legal collections
White Marsh, Maryland	22,800	September 30, 2007	Call center, with collections and legal collections
Warren, Michigan	200,000	November 30, 2014	Principal executive offices and call center, with collections and legal collections
Wixom, Michigan	48,000	May 31, 2008	Call center, with collections
Woodbury, New Jersey	(2)	December 31, 2005	Legal collections
Brooklyn Heights, Ohio	22,640	September 30, 2006	Call center, with collections and legal collections
San Antonio, Texas	27,265	June 30, 2008	Call center, with collections and legal collections

(1)	Upon the expiration of this lease on April 30, 2005, we anticipate continuing this lease on a month-to-month basis until replacement space is identified and ready for use.

(2)	We have entered into a lease for a facility in Woodbury, New Jersey which expires on December 31, 2005 for two offices in a shared-use building and have relocated our legal collections activities from the Pennsville, New Jersey facilities to the Woodbury facilities.

      We believe that our existing facilities are sufficient to meet our current needs and that suitable additional or alternative space will be available on a commercially reasonable basis. Our $100.0 million line of credit is secured by a first priority lien on all of our assets.
Legal Proceedings
      In the ordinary course of our business, we are involved in numerous legal proceedings. We regularly initiate collection lawsuits, using both our in-house attorneys and our network of third party law firms, against consumers and are occasionally countersued by them in such actions. Also, consumers occasionally initiate litigation against us, in which they allege that we have violated a federal or state law in the process of collecting on their account. It is not unusual for us to be named in a class action lawsuit relating to these allegations, with these lawsuits routinely settling for immaterial amounts. However, as of December 31, 2004, we are named in 11 purported class action lawsuits in which the underlying classes have not been certified. We do not believe that these ordinary course matters, individually or in the aggregate, are material to our business or financial condition. However, there can be no assurance that a class action lawsuit would not, if decided against us, have a material and adverse effect on our financial condition.
      We are not a party to any material legal proceedings. However, we expect to continue to initiate collection law suits as a part of the ordinary course of our business (resulting occasionally in countersuits against us) and we may, from time to time, become a party to various other legal proceedings arising in the ordinary course of our business.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information regarding our directors and executive officers as of April 1, 2005.

Name	Age	Position

Rufus H. Reitzel, Jr.	70	Chairman; Director
Nathaniel F. Bradley IV	48	President and Chief Executive Officer; Director
Mark A. Redman	43	Vice President-Finance, Chief Financial Officer, Secretary and Treasurer
Phillip L. Allen	46	Vice President-Operations
Diane Kondrat	46	Vice President-Legal Collections
Deborah Everly	32	Vice President-Marketing & Acquisitions
Janelle D. Whitten	39	Vice President-Collections
Patrick J. Dangel	44	Vice President-Collections
Michael T. Homant	40	Vice President-Information Technology
Thomas Good	46	General Counsel
Jennifer L. Adams	45	Director
Terrence D. Daniels	62	Director
Donald Haider	63	Director
Anthony R. Ignaczak	41	Director
William I. Jacobs	63	Director
H. Eugene Lockhart	55	Director
William F. Pickard	64	Director
      Rufus H. Reitzel, Jr., Chairman; Director — Mr. Reitzel founded Lee Acceptance Company in 1962. He and Mr. Bradley co-founded Asset Acceptance Corp. in 1994 to continue the business of the successors to Lee Acceptance Company. Mr. Reitzel served as Chief Executive Officer of our company and its predecessor companies from 1962 to June 2003 when he became Chairman.
      Nathaniel F. Bradley IV, President and Chief Executive Officer; Director — Mr. Bradley joined Lee Acceptance Company in 1979 and co-founded Asset Acceptance Corp. in 1994 with Mr. Reitzel. Mr. Bradley served as Vice President of our predecessor from 1982 to 1994 and was promoted to President of Asset Acceptance Corp. in 1994. He was named our Chief Executive Officer in June 2003.
      Mark A. Redman, Vice President-Finance, Chief Financial Officer, Secretary and Treasurer — Mr. Redman joined Asset Acceptance Corp. in January 1998 as Vice President-Finance, Secretary and Treasurer. Mr. Redman was appointed as our Chief Financial Officer in May 2002. Prior to joining us, Mr. Redman worked in public accounting for 13 years, the last 11 years at BDO Seidman, LLP, Troy, Michigan, serving as a Partner in the firm from July 1996 to December 1997. Mr. Redman is a member of the American Institute of Certified Public Accountants and the Michigan Association of Certified Public Accountants.
      Phillip L. Allen, Vice President-Operations — Mr. Allen joined Asset Acceptance Corp. as Vice President-Operations in 1996. Prior to joining us, Mr. Allen held a variety of positions in the consumer credit industry including with Household Finance and Household Retail Services from 1985 to 1991 and with Winkelman’s Stores from 1992 to 1996.
      Diane Kondrat, Vice President-Legal Collections — Ms. Kondrat joined Lee Acceptance Corp., in 1991. In 1993, Ms. Kondrat became Manager of our Legal Recovery Department and, in 1997, was named

Assistant Vice President. In 1998, she was promoted to her current position of Vice President-Legal Collections. Ms. Kondrat has been in the credit industry since 1976.
      Deborah Everly, Vice President-Marketing & Acquisitions — Ms. Everly joined Asset Acceptance Corp. in 1995. Ms. Everly was named our Director of Marketing & Acquisitions in 1996 and promoted to Assistant Vice President in 1997. In 1998 she was promoted again, this time to Vice President-Marketing & Acquisitions. Ms. Everly has been in the accounts receivable management industry since 1991.
      Janelle D. Whitten, Vice President-Collections — Ms. Whitten joined Asset Acceptance Corp. in 2001 as a Collections Supervisor. She was promoted to Branch Manager in 2002, Assistant Vice President-Collections in 2003 and, most recently, Vice President-Collections in July 2004. Ms. Whitten worked in non-management positions of the banking industry prior to joining Asset Acceptance Corp, including as a record keeper for the Bank of Oklahoma from April 2000 to December 2000.
      Patrick J. Dangel, Vice President-Collections — Mr. Dangel joined Asset Acceptance Corp. in December 1998 as a Branch Manager. He was promoted to Assistant Vice President-Collections in July 2002 and he was promoted to his current position effective April 1, 2005.
      Michael T. Homant, Vice President-Information Technology — Mr. Homant joined our subsidiary, Asset Acceptance, LLC, in June 2003 as Vice President-Information Technology. Mr. Homant previously served as the President (from 1999 to May 2003) and Chief Financial Officer (from 1997 to 1999) of Comprehensive Receivables Group, Inc. Prior to joining CRG, Mr. Homant spent six years in the information technology function of William Beaumont Hospital, Royal Oak, Michigan.
      Thomas Good, General Counsel — Mr. Good joined the Company in February 2004 as General Counsel. Mr. Good previously served as Operations Counsel for General Electric Capital Corporation from 2002 to 2003. Prior to joining General Electric Capital Corporation, Mr. Good was Assistant Chief Counsel for John Deere Credit in Johnston, Iowa from 1997 until 2002.
      Jennifer L. Adams, Director — Ms. Adams joined us as a director in March 2004. In 1991, Ms. Adams joined World Color Press, Inc. as Vice President and General Counsel and remained with World Color Press, Inc. in a number of capacities until 1999, when she left World Color Press as Vice Chairman, Chief Legal and Administrative Officer and Secretary. Prior to joining World Color Press, Inc., Ms. Adams was an associate with the law firm of Latham & Watkins.
      Terrence D. Daniels, Director — Mr. Daniels joined us as a director in September 2002. Mr. Daniels has been a Partner with Quad-C Management, Inc., a private equity firm based in Charlottesville, Virginia, since its formation in November 1989. Prior to November 1989, Mr. Daniels served as Vice Chairman and director of W.R. Grace & Co., as Chairman, President and Chief Executive Officer of Western Publishing Company, Inc. and as Senior Vice President for corporate development of Mattel, Inc. In October 2001, Nationwide Warehouse & Storage, LLC, et. al., an affiliate of Quad-C Management, Inc., filed a petition in bankruptcy. For the two years prior to the filing, Mr. Daniels served as a director and officer of Nationwide, but did not have any day-to-day management duties.
      Donald Haider, Director — Dr. Haider joined us as a director in March 2004. Since 1973, Dr. Haider has served at Northwestern University’s Kellogg School of Management as an Assistant, Associate and then Professor of Management. Dr. Haider began his academic career in 1971 as a lecturer and assistant professor at New York University and City College of New York and an Assistant Professor at Columbia University. Dr. Haider serves on the board of directors of La Salle National Bank, N.A., Chicago, Illinois and Fender Musical Instruments.
      Anthony R. Ignaczak, Director — Mr. Ignaczak joined us as a director in September 2002. Mr. Ignaczak joined Quad-C Management, Inc. in 1992 and has, since May 1993, been a Partner with Quad-C Management, Inc. in Charlottesville, Virginia. Prior to 1992, Mr. Ignaczak was an Associate with the Merchant Banking Group at Merrill Lynch and a member of the Mergers and Acquisitions department of Drexel, Burnham, Lambert Inc. Mr. Ignaczak is a member of the board of directors of Quality Distribution, Inc. (Nasdaq: QLTY), Tampa, Florida, which operates a bulk tank truck network.
      William I. Jacobs, Director — Mr. Jacobs joined us as a director in November 2004. Mr. Jacobs formed WIJ and Associates in 2002 as President. From May 2000 until 2002, Mr. Jacobs served as the Chief Financial Officer and Director of NewPower Holdings, Inc., a provider of energy and related services. In June 2002, NewPower Holdings Inc. and its subsidiaries filed a voluntary petition with the U.S. Bankruptcy Court for the Northern District of Georgia seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code, with the confirmation of reorganization occurring in October 2003. Prior to May 2000, Mr. Jacobs served as Senior Vice President of MasterCard International. Mr. Jacobs is a director of ITG, Inc. (NYSE: ITG), Global Payments, Inc. (NYSE: GPN) and Alpharma, Inc. (NYSE: ALO).
      William F. Pickard, Director — Dr. Pickard joined us as a director in November 2004. Since 1997, Dr. Pickard has served as the Chief Executive Officer of Global Auto Alliance. Dr. Pickard also serves as the Chief Executive Officer of VITEC, LLC, Global Automotive Alliance LLC and Grupo Antolin-Wayne. Dr. Pickard also serves as a part time instructor for the University of Michigan School of Education. Since 1991, Dr. Pickard has served as a member of the advisory board for Standard Federal Bank, Troy, Michigan, and its predecessor institutions.
      H. Eugene Lockhart, Director — Mr. Lockhart joined us as a director in March 2004. Since February 2003, Mr. Lockhart has been a Venture Partner for Oak Investment Partners, a private equity investment firm based in Westport, Connecticut. From February 2000 until February 2003, Mr. Lockhart served as the President and Chief Executive Officer of NewPower Holdings, Inc., a provider of energy and related services. In June 2002, NewPower Holdings, Inc. and its subsidiaries filed voluntary petitions with the U.S. Bankruptcy Court for the Northern District of Georgia seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code, with the confirmation of the related plan of reorganization occurring in October 2003. Prior to joining NewPower Holdings, Inc. in February 2000, Mr. Lockhart served at AT&T Corporation as President of Consumer Services from July 1999 until February 2000 and as President and Chief Marketing Officer from February 1999 until June 1999. From April 1997 until October 1998, Mr. Lockhart served as President, Global Retail, of Bank of America Corporation, a financial services firm, and from March 1994 until April 1997, he served as President and Chief Executive Officer of MasterCard International, Inc., a credit card company. Mr. Lockhart is a member of the American Institute of Certified Public Accountants. Mr. Lockhart also serves as a director of IMS Health, Inc. (NYSE: RX) and RadioShack Corporation (NYSE: RSH).
Board of Directors
      Our board of directors currently consists of nine directors and is divided into three classes, each of whose members serve for a staggered three-year term, as follows:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2006, consists of and Ms. Adams and Messrs. Haider and Lockhart;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2005, consists of Messrs. Daniels, Reitzel and Pickard; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007, consists of Messrs. Bradley, Ignaczak and Jacobs.
      At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Any increase or decrease in the number of directorships will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Board Committees
      Our board of directors maintains a standing audit committee, a compensation committee and a nominating and corporate governance committee.

•	The audit committee was formed in February 2004.

•	Members: Ms. Adams and Messrs. Lockhart (chairperson), Haider, Jacobs and Pickard. The board has determined that:

•	Mr. Lockhart is an “audit committee financial expert”, as defined in Item 401(h) of Regulation S-K.

•	Each member of the audit committee is independent under Rule 4200 of the listing standards of the NASD and Rule 10A-3 of the Securities Exchange Act.

•	Each member of the audit committee is qualified to serve on the committee under Rule 4350 of the listing standards of the NASD.

•	Responsibilities:

•	Primary function is to assist the board in fulfilling its financial oversight responsibilities.

•	Reviews the financial information provided to stockholders and the Securities and Exchange Commission.

•	Reviews the corporate accounting and financial reporting practices.

•	Appoints our independent auditor, subject to ratification by our stockholders.

•	Approves the scope of the audit and related audit fees.

•	Monitors systems of internal and external financial controls and financial reporting processes, including compliance with Section 404 of Sarbanes Oxley.

•	Reviews capital investments.

•	Approves purchases of portfolios of charged-off consumer receivables above a certain corporate threshold.

•	The compensation committee was formed in February 2004.

•	Members: Ms. Adams and Messrs. Haider (chairperson) and Pickard. The board has determined that each member of the compensation committee is independent under Rule 4200 of the listing standards of the NASD and Rule 10A-3 of the Securities Exchange Act.

•	Responsibilities:

•	Primary function is to review, consider and recommend to the board the compensation programs, plans, benefits and awards for executive officers, including the administration of our 2004 stock incentive plan and the granting of stock options.

•	Considers and recommends to the board proposals for director compensation.

•	Prepares annual report on compensation of management.

•	The nominating and corporate governance committee was formed in February 2004.

•	Members: Ms. Adams (chairperson) and Messrs. Haider and Jacobs. The board has determined that each member of the nominating and corporate governance committee is independent under Rule 4200 of the listing standards of the NASD and Rule 10A-3 of the Securities Exchange Act.

•	Responsibilities:

•	Primary function is to develop and recommend to the board criteria for board and board committee membership and oversight of searches to identify potential candidates.

•	Assist the board in identifying, screening and recommending qualified candidates to serve as directors and review any director candidates submitted by stockholders.

•	Recommends to the board the nominees to fill new positions or vacancies as they occur among the directors.

•	Reviews independence requirements required under applicable law or rules of The Nasdaq National Market.

•	Develops and recommends to the board a set of corporate governance principles and code of business conduct applicable to us.

•	Reviews corporate governance documents periodically and recommends appropriate changes.
Compensation Committee Interlock and Insider Participation
      No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or the compensation committee of any other company, nor has any interlocking relationship existed in the past. Mr. Bradley is the son-in-law of Mr. Reitzel.
Director Compensation
      Non-employee directors receive cash compensation as well as options granted pursuant to our 2004 stock incentive plan. A director who is also an employee receives no compensation for serving as a director other than compensation for services as an employee. All directors are reimbursed for expenses to attend board and committee meetings.
      The cash component of non-employee director compensation consists of an annual cash retainer of $20,000, which is paid in equal quarterly installments. In addition, non-employee directors receive $1,000 for attendance at each regularly scheduled board meeting, $2,000 for attendance at each regularly scheduled audit committee meeting, $1,000 for attendance at each regularly scheduled compensation committee and $1,000 for attendance at each regularly scheduled nominating and corporate governance committee meeting. The chairman of our audit committee receives $3,000 for attendance at each regularly scheduled meeting of that committee. If a non-employee director attends a board or committee meeting via telephone, the compensation received is 50% of the foregoing, provided that members of the audit committee are not compensated for unscheduled telephonic meetings. A non-employee director appointed to fill a vacancy on the board prior to an annual meeting of stockholders will receive a prorated cash retainer for the interim term. Non-employee directors are entitled to receive their annual retainer in fully vested options to purchase our common stock in lieu of cash payments.
      Non-employee directors are eligible to receive an option to purchase 15,000 shares of our common stock upon joining the board and an option to purchase 7,500 shares annually thereafter. A non-employee director appointed to fill a vacancy on the board or who becomes a committee chairperson prior to an annual meeting of stockholders will receive an option grant for such interim term. Fifty percent of each option grant will vest on each of the first two anniversary dates of such grant.
      There is no minimum stock ownership requirement for directors.

Executive Compensation
      The following table sets forth information concerning the compensation earned in the years ended December 31, 2002, 2003 and 2004 by our Chief Executive Officer and by each of our other four most highly compensated executive officers, including the former Chief Executive Officer, whose total salary plus bonus exceeded $100,000 for services rendered in all capacities during 2002, 2003 and 2004. We refer to these individuals as the named executive officers in this prospectus.
Summary Compensation Table

		Annual
		Compensation		Long-Term Compensation

				Securities
				Underlying	LTIP	All Other
		Salary	Bonus	Options/SARs	Payouts	Compensation
Name and Principal Position	Year	($)	($)	(4)(#)	(5)($)	(6)($)

Rufus H. Reitzel, Jr.,	2004	575,000	347,070	—	—	6,150
Chairman(1)	2003	577,211	148,925	—	—	6,000
	2002	618,488	711,488	—	—	6,000
Nathaniel F. Bradley IV,	2004	340,000	194,963	—	—	6,150
President and Chief	2003	341,307	88,060	—	—	6,000
Executive Officer(2)	2002	340,442	394,978	—	—	6,000
Mark A. Redman,	2004	175,000	102,989	—	8,392,356	6,150
Vice President-Finance	2003	160,453	82,880	—	—	6,000
and Chief Financial Officer	2002	164,446	283,724	220,386	—	6,000
Phillip L. Allen,	2004	120,800	52,635	—	3,147,143	4,970
Vice President-Operations	2003	115,732	44,872	—	—	4,790
	2002	110,571	48,222	82,645	—	3,531
Donald O’Neill,	2004	107,200	46,103	—	1,573,552	4,382
Vice President-Collections(3)	2003	101,750	38,850	—	—	4,250
	2002	94,218	42,020	41,322	—	3,403

(1)	Mr. Reitzel served as Chief Executive Officer from January 1, 2002 through June 10, 2003 and as Chairman since June 11, 2003.

(2)	Mr. Bradley served as President from January 1, 2002 through June 10, 2003 and as President and Chief Executive Officer since June 11, 2003.

(3)	Mr. O’Neill, our Vice President-Collections, left our employment effective as of April 1, 2005.

(4)	The amounts in the column entitled “Securities Underlying Options/ SARs” consists of the number of share appreciation rights granted by Asset Acceptance Holdings LLC pursuant to the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan during the year ended December 31, 2002 to the named executive officers.

(5)	The amounts in the column entitled “LTIP Payouts” consists of amounts received by each of the named executive officers due to the vesting of the share appreciation rights in connection with our February 2004 initial public offering and the related payment to such officers in the form of applicable withholding taxes and the value of the of unregistered shares of our common stock issued to each of them in February 2004.

(6)	The amounts in the column entitled “All Other Compensation” consist of contributions made by us to the named executive officer’s 401(k) plan account.
      On March 8, 2005, our compensation committee of the board of directors approved the following salaries for the following named executive officers effective January 1, 2005; Rufus H. Reitzel, Jr., $575,000; Nathaniel F. Bradley IV, $340,000; Mark A. Redman, $200,000; and Phillip L. Allen, $139,000.

Stock Option Grants/ Share Appreciation Rights Grants in Last Fiscal Year
      We did not grant stock options or share appreciation rights to any of the named executive officers in 2004.
      On March 8, 2005, our compensation committee of the board of directors approved the granting of the following nonqualified stock options to two of our named executive officers and to our General Counsel: Mr. Reitzel and Mr. Bradley are to receive an option to purchase 15,000 shares of our common stock which will vest on January 1, 2006, assuming continued satisfactory performance by us; and Thomas Good, our General Counsel, is to receive an option to purchase 25,000 shares of our common stock which will vest 25% on each of January 1, 2006, January 1, 2007, January 1, 2008 and January 1, 2009. Although the granting of these options has been approved, they have not been granted as of the date of this prospectus.

Aggregate Stock Option/ Share Appreciation Rights Exercised and Fiscal Year-end Values
      None of the named executive officers have any outstanding stock options.
      The following table contains information for each of the named executive officers including the number of shares of our common stock received upon the exercise of share appreciation rights granted by Asset Acceptance Holdings LLC pursuant to the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan, the aggregate dollar value realized upon exercise, the total number exercisable (vested) and unexercisable (non vested) share appreciation rights, as well as the value of unexercised (non vested) in-the-money share appreciation rights, as of December 31, 2004.
Aggregated Fiscal Year End SAR Values

			Number of Securities
	Shares		Underlying Unexercised	Value of Unexercised
	Acquired	Value	Options/SARs at Fiscal	In-the-Money Options/SARs
	On Exercise	Realized	Year-End (#)	at Fiscal Year End ($)
Name	(1)(#)	(2)($)	Exercisable/Unexercisable	Exercisable/Unexercisable(1)

Rufus H. Reitzel, Jr.	—	—	—	—
Nathaniel F. Bradley IV	—	—	—	—
Mark A. Redman	332,811	8,392,356	—	—
Phillip L. Allen	124,578	3,147,143	—	—
Donald O’Neill	62,107	1,573,552	—	—

(1)	The amounts in the column entitled “Shares Acquired on Exercise” consists of the number of shares of our common stock issued to each of the named executive officers in February 2004 due to the vesting, in connection with our February 2004 initial public offering, of the share appreciation rights granted by Asset Acceptance Holdings LLC pursuant to the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan.

(2)	The amounts in the column entitled “Value Realized” consists of amounts received by each of the named executive officers due to the vesting of the share appreciation rights in connection with our February 2004 initial public offering and the related payment to such officers in the form applicable withholding taxes and the value of the of unregistered shares of our common stock issued to each of them (with each share valued at $15.00).
Employment Agreements
      On September 30, 2002, we entered into an employment agreement with Rufus H. Reitzel Jr., our Chairman. The agreement will expire on September 30, 2005 unless Mr. Reitzel continues to be employed by us after September 30, 2005, in which case the agreement will automatically renew for additional one-year periods. The agreement provides for an annual salary of $575,000, which may be increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. If Mr. Reitzel is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Mr. Reitzel is entitled to receive his salary for a period of two (2) years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if his employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Mr. Reitzel from competing with us through the later of (i) one year after the termination of Mr. Reitzel’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Mr. Reitzel’s employment is terminated without cause or Mr. Reitzel resigns following a substantial breach. This agreement was amended upon the closing of our February 2004 initial public offering to provide Mr. Reitzel with life-time healthcare coverage. In addition, on September 30, 2002, we entered into a non-disclosure and non-competition agreement with Mr. Reitzel. The agreement prohibits Mr. Reitzel from competing with us for a period of seven years from the date of the agreement, provided that if, before September 30, 2005, Mr. Reitzel’s employment is terminated by us, other than for cause or, or if Mr. Reitzel resigns following a substantial breach, as defined in the agreement, the restrictions will expire on the fourth anniversary of the termination of employment. The agreement does not prohibit Mr. Reitzel from, among other things, continuing his investment in Arco Iris and FMC Brasil, two Brazilian entities engaged in the debt collection business in Brazil, in a manner consistent with his current involvement and so long as the entities do not compete with us or operating the business of Consumer Credit, LLC after purchasing the business pursuant to his option agreement. For additional information on this option agreement, see “Certain Relationship and Related Party Transactions”. The agreement also prohibits Mr. Reitzel from disclosing our confidential information and from interfering with our relationship with our employees. The Agreement is currently being reviewed to determine if any components of compensation or other benefits payable thereunder constitute “deferred compensation” as defined under the American Jobs Creation Act of 2004, and what modifications, if any, might be required to ensure compliance with that Act.
      On September 30, 2002, we entered into an employment agreement with Nathaniel F. Bradley IV, our President and Chief Executive Officer, which expires on December 31, 2006 unless Mr. Bradley continues to be employed by us after such date, in which case the agreement will automatically renew for additional one-year periods. The agreement provides for an annual salary of $340,000, which may be increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. If Mr. Bradley is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Mr. Bradley is entitled to receive his salary for a period of two (2) years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if his employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Mr. Bradley from competing with us through the later of (i) one year after the termination of Mr. Bradley’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Mr. Bradley’s employment is terminated without cause or Mr. Bradley resigns following a substantial breach. In addition, on September 30, 2002, we entered into a non-disclosure and non-competition agreement with Mr. Bradley. The agreement prohibits Mr. Bradley from competing with us for a period of seven years from the date of the agreement, provided that if, before September 30, 2005, Mr. Bradley’s employment is terminated by us, other than for cause, or if Mr. Bradley resigns following a substantial breach, as defined in the agreement, the restrictions will expire on the fourth anniversary of the termination of employment. The agreement does not prohibit Mr. Bradley from, among other things, continuing his investment in Arco Iris and FMC Brasil, two Brazilian entities engaged in the debt collection business in Brazil, in a manner consistent with his current involvement and so long as the entities do not compete with us. The agreement also prohibits Mr. Bradley from disclosing our confidential information and from interfering with our relationship with our employees. The Agreement is currently being reviewed to determine if any components of compensation or other benefits payable thereunder constitute “deferred compensation” as defined under the American Jobs Creation Act of 2004, and what modifications, if any, might be required to ensure compliance with that Act.
      On September 30, 2002, we entered into an employment agreement with Mark A. Redman, our Chief Financial Officer, which expires on December 31, 2006 unless Mr. Redman continues to be employed by us after such date, in which case the agreement will automatically renew for additional one-year periods.

The agreement provides for an annual salary of $160,000, which has been increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. If Mr. Redman is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Mr. Redman is entitled to receive his salary for a period of two (2) years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if his employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Mr. Redman from competing with us through the later of (i) one year after the termination of Mr. Redman’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Mr. Redman’s employment is terminated without cause or Mr. Redman resigns following a substantial breach. In addition, on September 30, 2002, we entered into a non-disclosure and non-competition agreement with Mr. Redman. The agreement prohibits Mr. Redman from competing with us for a period of seven years from the date of the agreement, provided that if, before September 30, 2005, Mr. Redman’s employment is terminated by us, other than for cause or, or if Mr. Redman resigns following a substantial breach, as defined in the agreement, the restrictions will expire on the fourth anniversary of the termination of employment. The agreement does not prohibit Mr. Redman from, among other things, continuing his investment in Arco Iris and FMC Brasil, two Brazilian entities engaged in the debt collection business in Brazil, in a manner consistent with Mr. Reitzel’s and Mr. Bradley’s current involvement and so long the entities do not compete with us. The agreement also prohibits Mr. Redman from disclosing our confidential information and from interfering with our relationship with our employees. The Agreement is currently being reviewed to determine if any components of compensation or other benefits payable thereunder constitute “deferred compensation” as defined under the American Jobs Creation Act of 2004, and what modifications, if any, might be required to ensure compliance with that Act.
2004 Stock Incentive Plan
      In connection with the consummation of our initial public offering, we adopted our 2004 stock incentive plan. The aggregate number of shares of common stock reserved for issuance under the 2004 stock incentive plan is 3,700,000 shares. As of December 31, 2004, non-qualified stock options to purchase an aggregate of 118,888 shares have been granted to our non-employee directors.
      Options granted under the 2004 stock incentive plan may be either options intended to qualify as incentive stock options under the Internal Revenue Code, or non-qualified stock options. The 2004 stock incentive plan also permits the granting of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards, restricted stock units, performance share awards and annual incentive awards. Non-qualified stock options, share appreciation rights and annual incentive awards are intended to comply with the requirements of Section 162(m) of the Internal Revenue Code to ensure that such incentive compensation is fully tax deductible. Stock options and stock awards may be granted under the 2004 stock incentive plan to all employees and non-employee directors of and consultants to us and any present or future subsidiary or parent.
      The 2004 stock incentive plan is administered by our compensation committee. The compensation committee has the authority to determine exercise prices applicable to the option, the eligible employees, directors and consultants to whom options may be granted, the number of shares of common stock subject to each option and the extent to which options may be exercisable. The compensation committee also has the authority to determine the recipients and the terms of grants of stock appreciation rights, restricted stock awards, restricted stock units, performance share awards and annual incentive awards under the 2004 stock incentive plan.
Limitation of Liability and Indemnification of Officers and Directors
      Our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or any of our stockholders for breaches of their fiduciary duty as directors. However, they remain liable for any breach of the director’s duty of loyalty to us or our stockholders, acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law, payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law, and any transaction from which the directors derived an improper personal benefit. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee). Further, liability of a director for violations of the federal or state securities laws will not be limited by this provision.
      In addition, we are obligated in some situations, under our amended and restated certificate of incorporation and amended and restated bylaws, to indemnify each of our directors and officers to the fullest extent permitted by Delaware law. We must indemnify our directors and officers with respect to all expenses, liabilities and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by us if it is ultimately determined that the indemnified party is not entitled to indemnification. We also maintain customary insurance covering our directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      In September 2002, we formed Asset Acceptance Holdings LLC, a Delaware limited liability company, for the purpose of consummating an equity recapitalization, with AAC Investors, Inc., Consumer Credit Corp. and AAC Holding Corp. as the initial sole equity members of Asset Acceptance Holdings LLC. Through this recapitalization, which was effected on September 30, 2002, the businesses of Asset Acceptance Corp., Financial Credit Corp., CFC Financial Corp. and Consumer Credit Corp. and the portfolio assets of Lee Acceptance Corp. were contributed to the subsidiaries of Asset Acceptance Holdings LLC. After that date, the business of purchasing and collecting charged-off debt previously effected by AAC Holding Corp. and its subsidiaries and the business of financing sales of consumer product retailers previously effected by Consumer Credit Corp. were effected through this newly formed company and its subsidiaries. AAC Holding Corp. was renamed RBR Holding Corp. after the recapitalization and Consumer Credit Corp. was merged into RBR Holding Corp. in January 2003. In connection with this recapitalization, RBR Holding Corp. and Consumer Credit Corp. received 39% and 1%, respectively, of the equity membership interests of Asset Acceptance Holdings LLC and $45,550,000 and $250,000, respectively, in cash. The majority of the cash proceeds was subsequently distributed to the owners of RBR Holding Corp. and Consumer Credit Corp. At the time of this recapitalization, Rufus H. Reitzel, Jr., our Chairman, Nathaniel F. Bradley IV, our President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, beneficially owned 57%, 38%, and 5%, respectively of RBR Holding Corp. and 60%, 40%, and 0%, respectively, of Consumer Credit Corp.
      On September 30, 2002, we entered into an employment agreement with Heather K. Reitzel, our Executive Vice President and the wife of Rufus H. Reitzel Jr., that will expire on September 30, 2005. The agreement provides for an annual salary of $60,000, which may be increased by the board of directors, and such bonuses as may be awarded at the end of each fiscal year. For fiscal 2004, Ms. Reitzel received a salary of $60,000 and a bonus of $18,108. If Ms. Reitzel is terminated by us without cause or resigns following a substantial breach, as defined in the agreement, Ms. Reitzel is entitled to receive her salary for a period of two years and a pro rata portion of the bonus, if any, due in accordance with the agreement as if her employment had continued until the second anniversary date of such termination date. The agreement also contains provisions which restrict Ms. Reitzel from competing with us through the later of (i) one year after the termination of Ms. Reitzel’s employment and (ii) the date we cease to make severance payments, if any, required to be made if Ms. Reitzel’s employment is terminated without cause or Ms. Reitzel resigns following a substantial breach. This agreement was amended upon the closing of our initial public offering in February 2004 to provide Ms. Reitzel with life-time healthcare coverage.
      On September 30, 2002, we entered into a consulting services agreement with Quad-C Management, Inc., an affiliate of AAC Quad-C Investors LLC and, as of that date, the sole stockholder of AAC Investors, Inc. (which, as of that date, owned beneficially more than 5% of our common stock), that expired on December 31, 2003, subject to automatically renewal for additional one-year periods unless terminated by either party. Under the agreement, Quad-C Management, Inc. received a consulting services fee of $300,000 per year for consulting with and advising us on matters relating to financing, taxation and operations and development of the business, among other matters. This agreement was terminated in February 2004 effective upon the consummation of our initial public offering. While Quad-C Management, Inc. does not have a contractual right to appoint any members of the board of directors, two of our board members our affiliates of Quad-C Management, Inc. In 2002, we paid Quad-C Management, Inc., $1.0 million in investment banking fees in connection with our equity recapitalization in September 2002, and $75,000 for consulting services rendered. In 2003 and 2004, we paid Quad-C Management, Inc. $300,000 and $28,767, respectively, for consulting services rendered. Terrence D. Daniels and Anthony R. Ignaczak both serve on our board of directors and are Partners of Quad-C Management, Inc.
      The Company used $40 million of the net proceeds from our initial public offering to pay in full our note payable owed to AAC Quad-C Investors LLC which was scheduled to mature on September 30, 2007 and bore interest at 10%.

      On September 30, 2002, Asset Acceptance Holdings LLC entered into a registration rights agreement with AAC Investors, Inc., AAC Holding Corp. (the predecessor to RBR Holding, Corp.), Consumer Credit Corp., Rufus H. Reitzel, Jr., Heather K. Reitzel, Nathaniel F. Bradley IV, and Mark A. Redman. In February 2004, this agreement was amended to, among other things, include the Company and AAC Quad-C Investors LLC as parties. As amended, this agreement will terminate three years after the closing of our initial public offering, except for those stockholders who own in excess of 1% of the then outstanding shares of common stock, for whom termination will occur upon the earlier of either (i) three years from when the stockholder ceases to own more than 1% or (ii) seven years after the closing of our initial public offering. The agreement, among other things, provides that AAC Quad-C Investors LLC, on the one hand, and Mr. Reitzel, Ms. Reitzel, Mr. Bradley and Mr. Redman, on the other hand, can each make two requests that we effect the registration of a specified number of shares of common stock held by each of them using a registration statement of Form S-1 (or similar long-form registration statement), provided that the requester holds in excess of 5% of our outstanding common stock. After one group gives notice of its request for registration, the agreement provides that the other group may also request that we effect the registration of a specified number of shares of common stock held by them or their affiliates. AAC Quad-C Investors LLC has used one of its two long-form requests that we register the shares that are subject to this prospectus and each of Mr. Reitzel, Ms. Reitzel, Mr. Bradley and Mr. Redman have exercised their right to join in the registration of their shares subject to this prospectus. In connection with this request, we have joined with each of those parties in allowing the other selling stockholders to join in registering their shares subject to this prospectus. Pursuant to the terms of the registration rights agreement, we are required to bear substantially all costs incurred in this registration, other than underwriting discounts and commissions. In addition to the long-form requests, we are generally obligated to use our reasonable efforts to include the shares held by these groups to the extent we register shares in an offering initiated by us.
      On September 30, 2002, we entered into an option agreement with our Chairman, Rufus H. Reitzel, Jr., related to our subsidiary, Consumer Credit, LLC. The agreement will terminate upon a foreclosure on the business or assets of Consumer Credit, LLC by the banks under our line of credit. The agreement provides that, following the effective date of the termination of Mr. Reitzel’s employment or if Mr. Reitzel’s resigns following a substantial breach, as defined in his employment agreement, Mr. Reitzel has the option to purchase the assets and liabilities of Consumer Credit, LLC relating to the business of making and servicing consumer loans and mortgages, issuing credit cards and financing sales of consumer products. The purchase price will be equal to the greater of (i) the gross collections of Consumer Credit, LLC during the twelve months prior to Mr. Reitzel’s termination, or (ii) two times the tangible book value (as defined in the agreement) of Consumer Credit, LLC.
      As of December 1, 2003, Asset Acceptance Holdings LLC modified its grant agreement with each of Mark A. Redman, our Vice President-Finance and Chief Financial Officer, Phillip L. Allen, our Vice President-Operations, and Donald O’Neill, our Vice President-Collections, to allow Asset Acceptance Holdings LLC to vest 100% of the share appreciation rights held by each of Messrs. Redman, Allen and O’Neill under the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan. For more detailed information about this Plan and the vesting of these share appreciation rights and see “Management — Executive Compensation”.
      Pursuant to the terms of its operating agreement, Asset Acceptance Holdings LLC made tax distributions to RBR Holding Corp. totaling $5.0 million for the year ended December 31, 2003 and, prior to the consummation of the Reorganization, made a tax distribution of $1.0 million to RBR Holding Corp. for estimated taxes due for the period through the effective date of the Reorganization. RBR Holding Corp., in turn, made a distribution prior to the consummation of the Reorganization of these amounts to an escrow established for the benefit of its shareholders under the terms of an agreement, pursuant to which we were reimbursed an aggregate of $58,367 for amounts from the tax distributions not needed for a shareholder’s applicable taxes.
      From January 1, 2000 through August 31, 2002, Asset Acceptance Corp. (now known as Asset Acceptance, LLC) and Financial Credit Corp. (which subsequently merged with and into Asset

Acceptance, LLC), both of which were wholly-owned subsidiaries of AAC Holding Corp. (now known as RBR Holding Corp.), were indebted to Messrs. Reitzel (including, in certain instances, his spouse), Bradley (including, in certain instances, his spouse) and Redman for borrowed money, with principal due on demand and with the significant majority of this indebtedness bearing interest at a variable rate of prime plus 3/8%. These notes were paid in full on or before August 31, 2002. The principal and interest payments related to this indebtedness for the eight months ended August 31, 2002, were as follows:

August 31, 2002

Mr. Reitzel
Principal	$685,000
Interest	18,496

Total	$703,496

Mr. Bradley
Principal	$495,613
Interest	14,818

Total	$510,431

Mr. Redman
Principal	$15,680
Interest	322

Total	$16,002

      In 1997, Messrs. Reitzel and Bradley borrowed the initial principal amount of $420,000 and $280,000, respectively, from a bank, with interest at a variable rate of prime plus 3/8% and with the repayment of these loans guaranteed by our predecessors. Both of these loans were paid in full in 2002 without recourse to the guarantors.
      On January 1, 2001, Mr. Redman acquired shares of capital stock of RBR Holding Corp., representing 5% of the then outstanding shares of RBR Holding Corp., financed through a promissory note issued by RBR Holding Corp. Prior to our equity recapitalization consummated on September 30, 2002, RBR Holding Corp. received principal and interest payments on this promissory note of $75,268 and $25,732, respectively, for the nine months ended September 30, 2002.
      Asset Acceptance Corp. was a party to a five-year lease with Goldeneye Holding Company, LLC that expired on September 30, 2002. Payments made under this lease and the related rent expenses for the nine months ended September 30, 2002 were $36,000. Messrs. Reitzel and Bradley owned 60% and 40%, respectively, of Goldeneye Holding Company, LLC during these periods.
      Nathaniel F. Bradley III, the father of Nathaniel F. Bradley IV, our President and Chief Executive Officer, was allocated the opportunity to purchase up to 7,000 shares of our common stock in our initial public offering, at an aggregate purchase price of $105,000 (at an initial public offering price of $15.00 per share), pursuant to the directed share program we adopted in connection with that offering.
      In October 2004, Mr. and Ms. Reitzel became 50% owners of RNJ Holdings, LLC, which is the owner of an aircraft that is held for charter by Jet Management, Inc. Mr. and Ms. Reitzel use the aircraft periodically for travel. To the extent the aircraft is used for business travel on our behalf, we will reimburse Jet Management, Inc. for the use of the aircraft without any profit to RNJ Holdings, LLC.
      Nathaniel F. Bradley IV is the son-in-law of Rufus H. Reitzel, Jr. and James Reitzel, our Vice President-Corporate Relations, is the son of Mr. Reitzel. Heather K. Reitzel is the wife of Mr. Reitzel.
      Five of our directors, Ms. Adams and Messrs. Haider, Jacobs, Lockhart and Pickard, have indicated an interest to purchase shares pursuant to this offering.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of April 1, 2005 by:

•	each person, entity or group known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.
      The percentage of beneficial ownership is based on 37,225,275 shares of common stock outstanding as of April 1, 2005.
      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issued upon the exercise of options or warrants that are presently exercisable or exercisable within 60 days. As of the date of this prospectus, we have granted options to purchase 118,888 shares of our common stock. Unless otherwise indicated, to our knowledge the persons identified in this table have sole voting and investment power with respect to all shares beneficially owned by them, subject to applicable community property laws.
      Four of our stockholders, AAC Quad-C Investors LLC, a trust controlled by Rufus H. Reitzel, Jr., our Chairman, a trust controlled by Heather Reitzel, our Executive Vice President, and several trusts controlled by Nathaniel F. Bradley IV, our Chief Executive Officer, have granted William Blair & Company a 30-day option to purchase up to 750,000 shares to cover any over-allotment, with 485,000 shares, 95,000 shares, 105,000 shares and 65,000 shares to be sold by each of them, respectively, if its over-allotment option is exercised in full. The following table does not reflect the exercise of the over-allotment option.

      Unless otherwise indicated below, each person or entity named below has an address in care of our principal executive offices at Asset Acceptance Capital Corp., 28405 Van Dyke Avenue, Warren, Michigan 48093.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After the
	Offering		Number of	Offering
			Shares
Name of Beneficial Owner	Number	Pctg.	Offered	Number	Pctg.

AAC Quad-C Investors LLC(1)	16,004,017	43.0%	3,162,541	12,841,476	34.5%
Rufus H. Reitzel, Jr.(2)(3)	3,347,862	9.0	620,000	2,727,862	7.3
Heather Reitzel(3)(4)	3,688,529	9.9	680,000	3,008,529	8.1
Nathaniel F. Bradley IV(5)	4,728,884	12.7	435,000	4,293,884	11.5
FMR Corp.(6)	2,026,513	5.4	—	2,026,513	5.4
Mark A. Redman(7)	955,033	2.6	40,000	915,033	2.5
Phillip L. Allen	124,578	*	7,500	117,078	*
Donald O’Neill(8)	62,107	*	6,210	55,897	*
Jennifer L. Adams(9)	10,944	*	—	10,944	*
Terrence D. Daniels(1)(10)	16,013,961	43.0	3,162,541	12,851,420	34.5
Donald Haider(9)(11)	11,444	*	—	11,444	*
Anthony R. Ignaczak(1)(10)	16,013,961	43.0	3,162,541	12,851,420	34.5
William I. Jacobs(12)	2,834	*	—	2,834	*
H. Eugene Lockhart(9)(11)	12,444	*	—	12,444	*
William F. Pickard(12)	834	*	—	834	*
Deborah Everly(13)	124,878	*	14,900	109,978	*
Richard A. Dawson(14)	62,107	*	2,484	59,623	*
Elise A. Gray(15)	62,807	*	2,733	60,074	*
Patrick J. Dangel(16)	49,613	*	9,700	39,913	*
Janelle D. Whitten(17)	44,081	*	8,816	35,265	*
Kenneth B. Proctor(18)	41,883	*	8,257	33,626	*
Thomas Whitten(19)	7,285	*	1,437	5,748	*
Robert Barthel(20)	2,112	*	422	1,690	*
All directors and executive officers as a group (17 persons)(21)	25,593,424	68.8		21,298,457	57.2

*	Less than 1%

(1)	Address is 230 East High Street, Charlottesville, Virginia 22902. If William Blair & Company exercises its over-allotment option in full, the shares beneficially owned by AAC Quad-C Investors LLC shall be reduced to 12,356,476 shares or 33.2% of the total number of outstanding shares after the offering.

(2)	The shares offered for sale by Mr. Reitzel are held by the Rufus H. Reitzel, Jr. Trust, of which Mr. Reitzel is the sole trustee. Prior to this offering, this trust held 2,354,797 shares of our common stock. If William Blair & Company exercises its over-allotment option in full, the shares beneficially owned by Mr. Reitzel shall be reduced to 2,632,862 shares or 7.1% of the total number of outstanding shares after the offering.

(3)	Includes 993,065 shares held by trusts of which Mr. Reitzel and Ms. Reitzel serve as co-trustees with shared power to vote and dispose of the underlying shares (as to which Mr. Reitzel and Ms. Reitzel disclaim beneficial ownership).

(4)	The shares offered for sale by Ms. Reitzel are held by the Heather Reitzel Revocable Living Trust, of which Ms. Reitzel is the sole trustee. Prior to this offering, this trust held 2,695,464 shares of our common stock. If William Blair & Company exercises its over-allotment option in full, the shares beneficially owned by Ms. Reitzel shall be reduced to 2,903,529 shares or 7.8% of the total number of outstanding shares after the offering.

(5)	Includes 1,267,340 shares held by trusts of which Mr. Bradley is co-trustee with his spouse, and 191,520 shares held by a trust of which Mr. Bradley’s spouse is sole trustee (as to which Mr. Bradley disclaims beneficial ownership). If William Blair & Company exercises its over-allotment option in full, the shares beneficially owned by Mr. Bradley shall be reduced to 4,228,884 or 11.4% of the total number of outstanding shares. The shares offered for sale by Mr. Bradley are held by the Nathaniel F. Bradley IV Revocable Living Trust, of which Mr. Bradley is the sole trustee. Prior to this offering, this trust held 3,270,024 shares of our common stock. The shares to be sold by Mr. Bradley, should the over-allotment option be exercised in full, will be sold from the following trusts in the following proportions: 30,000 shares from the Nathaniel F. Bradley V Trust, of which Mr. Bradley and his spouse are co-trustees; 30,000 shares from the Quinn S. Bradley Trust, of which Mr. Bradley and his spouse are co-trustees; and 5,000 shares from the Bradley Irrevocable Trust of which Mr. Bradley’s spouse is the sole trustee.

(6)	FMR Corp.’s address or principal place of business is 82 Devonshire Street, Boston, Massachusetts 02109. Based upon its statement on Schedule 13G filed with the SEC on February 14, 2005, FMR Corp. has sole voting power over 1,499,200 shares of common stock and has sole investment power over 2,026,513 shares of common stock.

(7)	Includes 2,000 shares over which Mr. Redman is the sole custodian and 1,000 shares held for the benefit of Mr. Redman’s adult child. The shares offered for sale by Mr. Redman are held by the Mark A. Redman Revocable Living Trust, of which Mr. Redman is the sole trustee. Prior to this offering, this trust held 952,033 shares of our common stock.

(8)	Mr. O’Neill, our Vice President-Collections, left our employment effective April 1, 2005.

(9)	Includes 9,944 shares issuable under options presently exercisable or exercisable within 60 days and held by each of Ms. Adams and Messrs. Haider and Lockhart.

(10)	The shares of common stock beneficially owned by Messrs. Daniels and Ignaczak consist of 16,004,017 shares (12,841,476 shares after giving effect to this offering or 12,356,476 shares if William Blair & Company exercises its over-allotment option in full) held by AAC Quad-C Investors LLC, as well as 9,944 shares issuable under options presently exercisable or exercisable within 60 days and held by each of Messrs. Daniels and Ignaczak. Messrs. Daniels and Ignaczak serve as managers of AAC Quad-C Investors LLC and each of them has shared power to vote and dispose of the shares held by AAC Quad-C Investors LLC.

(11)	Ms. Adams and Messrs. Haider, Jacobs, Lockhart and Pickard each have indicated an interest in purchasing shares in this offering.

(12)	Includes shares issuable under options presently exercisable or exercisable within 60 days and held by each of Messrs. Jacobs and Pickard.

(13)	Ms. Everly serves as our Vice President-Marketing & Acquisitions and has held this position since 1998.

(14)	Mr. Dawson serves as our Assistant Vice President-Information Technology. From July 1997 until May 2002, when he assumed his current position, Mr. Dawson served as our Information Technology Manager.

(15)	Ms. Gray serves as our Vice President-Human Resources and has held this position since October 2001.

(16)	Mr. Dangel serves as our Vice President-Collections. From December 1998 until July 2002, Mr. Dangel served as a Branch Manager and, from July 2002 until April 2005, he served as an Assistant Vice President-Collections.

(17)	Ms. Whitten serves as our Vice President-Collections. Ms. Whitten joined Asset Acceptance Corp. in 2001 as a Collections Supervisor. She was promoted to Branch Manager in 2002, Assistant Vice President-Collections in 2003 and to her current position in July 2004.

(18)	Mr. Proctor serves as our Vice President-Training and Compliance and has held this position since March 2005. From December 1998 until 2002, Mr. Proctor served as Manager — Training and Compliance and from November 2002 to March 2005, he served as Assistant Vice President — Training and Compliance.

(19)	Mr. Whitten serves as our Assistant Vice President-Collections and has held this position since July 2004. From June 2001 until August 2002, Mr. Whitten served as a supervisor in our Florida office, from August 2002 until August 2003, he served as assistant branch manager of our Baltimore, Maryland office and from August 2003 until July 2004, he served as branch manager of our Baltimore, Maryland and San Antonio, Texas offices.

(20)	Mr. Barthel serves as our Assistant Controller. From September 2002 until May 2003, when he was promoted to his current position, Mr. Barthel served as a Staff Accountant.

(21)	Does not include the shares beneficially owned by Mr. O’Neill, but does include the shares held by Mr. Dangel. The 16,004,017 shares (12,841,476 shares after giving effect to this offering or 12,356,476 shares if William Blair & Company exercises its over-allotment option in full) held beneficially by Messrs. Daniels and Ignaczak by virtue of their respective positions as managers of AAC Quad-C Investors LLC are counted once for purposes of calculating the shares beneficially owned by all directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK
      Our common stock is quoted on The Nasdaq National Market under the symbol “AACC”. The last reported sale price on our common stock on The Nasdaq National Market on April 12, 2005 was $18.57. We are authorized to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $0.01 per share. As of April 12, 2005, we had 37,225,275 shares of common stock outstanding and no shares of preferred stock outstanding. As of March 3, 2005, there were 1,611 record holders of our common stock.
      The following description of our capital stock does not purport to be complete and is subject to, and is qualified by, our amended and restated certificate of incorporation and our amended and restated bylaws, which were filed as exhibits to the registration statement related to our initial public offering in February 2004.
Common Stock
      Holders of our common stock are entitled to one vote per share for the election of directors as well as on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to any preference rights of holders of preferred stock, holders of our common stock are entitled to receive dividends, if any, declared by our board of directors from time to time out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share in our assets remaining after the payment of liabilities pro rata in accordance with such stockholder’s holdings, subject to any prior rights of holders of preferred stock prior to distribution. The common stock has no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.
      All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.
Preferred Stock
      Our amended and restated certificate of incorporation authorizes our board of directors at any time, and from time to time, to issue shares of preferred stock in one or more series, with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions, as the board of directors may determine, subject to the limitations prescribed by law and our amended and restated certificate of incorporation.
      It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of our common stock until our board of directors determine the specific rights attached to that preferred stock. The issuance of preferred stock could have the effect of one or more of the following:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of us.
      We currently have no plans to issue any shares of preferred stock.
Options
      As of the date of this prospectus, we have granted options to purchase 118,888 shares of our common stock to our non-employee directors under our 2004 stock incentive plan, with a weighted average exercise price of $17.03 per share.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate and Bylaws
      Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors
      Our board of directors is divided into three classes of directors serving staggered, three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Cumulative Voting
      Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

Stockholder Action; Special Meeting of Stockholders
      Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of our board of directors, our president or a majority of our directors.
Advance Notice Requirements for Stockholder Proposals and Directors Nominations
      Our amended and restated certificate of incorporation and our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder, in order to be timely, must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated certificate of incorporation and our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
Authorized But Unissued Shares
      Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements
      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with the amendment of provisions of our amended and restated certificate of incorporation and amended and restated bylaws dealing with classification, nomination, removal, vacancies and powers of our board of directors, actions by written consent, personal liability of our directors, indemnification of directors and others, and the ability of stockholders to bring business before an annual meeting of stockholders.
Transfer Agent
      The transfer agent and registrar for our common stock is LaSalle Bank National Association.

SHARES ELIGIBLE FOR FUTURE SALE
      We cannot predict the effect, if any, that this offering or any future market sales of shares or availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.
      Upon completion of this offering, we will have 37,225,275 shares of common stock outstanding (irrespective of whether William Blair & Company exercises its over-allotment option). The 5,000,000 shares (or 5,750,000 shares if the over-allotment option is exercised in full) of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 of the Securities Act. Subject to certain contractual restrictions, holders of restricted shares will be entitled to sell those shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rule 144, 144(k) and 701, additional shares will be available for sale as set forth below.
      Shares eligible for future sale in the public market based on shares outstanding at the time we close this offering is as follows:

Number of Shares	Date

5,000,000 (or up to 5,750,000) if the over-allotment option is exercised in full)	After the date of this prospectus. Freely tradable, assuming not held by “affiliates”.

8,053,700	After the date of this prospectus. Shares sold in our initial public offering and subsequent sales under Rule 144 and freely tradable, assuming not held by “affiliates”.

22,800,719 (or 22,050,719 if the over-allotment option is exercised in full)	90 days after the date of this prospectus when the lock-up expires. Shares eligible for resale under Rule 144 and Rule 144(k)

1,370,806	After the date of this prospectus. Shares not locked-up and eligible for resale under Rule 144 and Rule 144(k)
      In addition, certain of our stockholders implemented Rule 10b5-1 programs in January 2005 involving an aggregate of 103,747 shares.
Lock Up Agreements
      We, as well as our directors, each of AAC Quad-C Investors LLC, Ms. Reitzel, Messrs. Reitzel, Bradley and Redman, and their respective affiliates currently holding an aggregate of 27,738,260 shares of common stock (22,800,719 shares after giving effect to this offering or 22,050,719 shares if the over-allotment option is exercised in full), including any securities convertible into or exchangeable or exercisable for our common stock, have agreed not to sell or transfer any shares of our common stock for a period of 90 days after the date of the final prospectus without first obtaining the written consent of William Blair & Company. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase common stock;

•	purchase any option or contract to sell common stock;

•	sell any option, right or warrant for the sale of any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      William Blair & Company may waive this lock-up without public notice. William Blair & Company does not have any current intention to release any portion of the securities subject to lock-up agreements.
Stock Options
      As of the date of this prospectus, we have granted options to purchase 118,888 shares of our common stock. We have reserved an additional 3,581,112 shares of common stock for issuance under our 2004 stock incentive plan pursuant to which we can grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance share awards and annual incentive awards. We intend to register with the SEC all of the shares of common stock underlying the outstanding options as well as the shares reserved under our 2004 stock incentive plan.
Registration Rights
      On September 30, 2002, Asset Acceptance Holdings LLC entered into a registration rights agreement with AAC Investors, Inc., AAC Holding Corp. (the predecessor to RBR Holding, Corp.), Consumer Credit Corp., Rufus H. Reitzel, Jr., Heather K. Reitzel, Nathaniel F. Bradley IV, and Mark A. Redman, and their affiliates. In February 2004, this agreement was amended to, among other things, include the Company and AAC Quad-C Investors LLC as parties. As amended, this agreement will terminate three years after the closing of our initial public offering, except for those stockholders who own in excess of 1% of the then outstanding shares of common stock, for whom termination will occur upon the earlier of either (i) three years from when the stockholder ceases to own more than 1% or (ii) seven years after the closing of our initial public offering. The agreement, among other things, provides that AAC Quad-C Investors LLC, on the one hand, and Mr. Reitzel, Ms. Reitzel, Mr. Bradley and Mr. Redman, on the other hand, can each make two requests that we effect the registration of a specified number of shares of common stock held by each of them using a registration statement on Form S-1 (or similar long-form registration statement), provided that the requester holds in excess of 5% of our outstanding common stock. After one group gives notice of its request for registration, the agreement provides that the other group may also request that we effect the registration of a specified number of shares of common stock held by them or their affiliates. AAC Quad-C Investors LLC has used one of its two long-form requests that we register the shares that are subject to this prospectus and each of Mr. Reitzel, Ms. Reitzel, Mr. Bradley and Mr. Redman have exercised their right to join in the registration of their shares subject to this prospectus. In connection with this request, we have joined with each of those parties in allowing the other selling stockholders to join in registering their shares subject to this prospectus. Pursuant to the terms of the registration rights agreement, we are required to bear substantially all costs incurred in this registration, other than underwriting discounts and commissions. In addition to the long-form requests, we are generally obligated to use our reasonable efforts to include the shares held by these groups to the extent we register shares in an offering initiated by us.
Rule 144
      In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year (including the holding period of any prior owner other than an affiliate), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 372,253 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the sale.
      Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.
Rule 144(k)
      Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k)” shares may be sold immediately upon completion of this offering.
Rule 701
      In general, Rule 701 permits any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a written compensatory stock or option plan or contract before the effective date of this offering to resell such shares in reliance on Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the completion of this offering before selling those shares. In February 2004, we issued 1,776,826 shares of common stock pursuant to Rule 701 in payment for a portion of the purchase price payable to the holders of share appreciation rights previously granted by Asset Acceptance Holdings LLC which vested upon the consummation of our initial public offering. As a condition precedent to the receipt of any shares of our common stock, the rights holders have entered into a shareholder agreement, effective as of the date of delivery of such shares, which sets forth certain transfer restrictions, including transfer restrictions on the sale of shares, subject to a release from these restrictions of 20% of the shares issued to each holder beginning on February 10, 2005 and on each anniversary thereafter until February 10, 2009 when all of the shares will be released.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder” who acquires and owns such common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). A “Non-U.S. Holder” is a holder of common stock other than (i) a citizen or resident of the U.S., (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or of any state, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable treasury regulations to be treated as a U.S. person. If a partnership (including any entity or arrangement treated as a partnership for such purposes, owns our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners in a partnership that own our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.
      This discussion is based on the Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address U.S. federal gift tax consequences or any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Further, the discussion does not consider Non-U.S. Holders to whom special tax rules may apply (including banks or other financial institutions, insurance companies, dealers in securities or foreign currencies, common trust funds, holders who hold common stock as part of a “straddle”, “hedge”, or conversion transaction, tax-exempt organizations, and U.S. expatriates). Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.
Dividends
      As discussed elsewhere in this prospectus, we do not anticipate making any distributions on our common stock in the future. Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN (or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.
      There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI (or successor form), stating that the dividends are so connected, is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate

Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
Gain on Disposition of Common Stock
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax, (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S., (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder is considered to have beneficially owned no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.
Information Reporting Requirements and Backup Withholding
      Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.
      Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge that the payee is a U.S. person.
      Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.
Federal Estate Tax
      An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING
      The selling stockholders intend to offer the shares through William Blair & Company, L.L.C. Subject to the terms and conditions described in an underwriting agreement, dated as of April      , 2005, among us, the selling stockholders and William Blair & Company, L.L.C., the selling stockholders have agreed to sell to William Blair & Company, L.L.C., and William Blair & Company, L.L.C. has agreed to purchase from the selling stockholders the shares of common stock being sold pursuant to this prospectus.

Number of
Underwriter	Shares

William Blair & Company, L.L.C.	5,000,000

      William Blair & Company has agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased.
      We and the selling stockholders have agreed to indemnify William Blair & Company against certain liabilities, including liabilities under the Securities Act, or to contribute to payments William Blair & Company may be required to make in respect of those liabilities.
      William Blair & Company is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by William Blair & Company of officer’s certificates and legal opinions. William Blair & Company reserves the right to withdraw, cancel or modify offers to the public and to reject others in whole or in part.
Commissions and Discounts
      William Blair & Company has advised us and the selling stockholders that it proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. William Blair & Company may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by William Blair & Company of its over-allotment option.

		Without	With
	Per Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $575,000, with approximately $464,000 remaining to be paid by us.
Over-allotment Option
      Four of our stockholders, AAC Quad-C Investors LLC, a trust controlled by Rufus H. Reitzel, Jr., our Chairman, a trust controlled by Heather Reitzel, our Executive Vice President, and several trusts controlled by Nathaniel F. Bradley IV, our Chief Executive Officer, have granted William Blair & Company a 30-day option to purchase up to 750,000 shares to cover any over-allotment at the public offering price less the underwriting discount, with 485,000 shares, 95,000 shares, 105,000 shares and 65,000 shares to be sold by each of them, respectively, if the over-allotment option is exercised in full. William Blair & Company may exercise this option solely to cover over-allotments, if any, made in connection with this offering.

No Sales of Similar Securities
      We, as well as our directors and certain of the selling stockholders currently holding an aggregate of 27,738,260 shares of our common stock (22,800,719 shares after giving effect to the sale of shares in this offering or 22,050,719 shares if the over-allotment option is exercised in full by William Blair & Company), including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain customary exceptions described therein, not to sell, offer to sell or otherwise dispose of any common stock for 90 days after the date of the final prospectus without first obtaining the written consent of William Blair & Company. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
      William Blair & Company may waive this lock-up without public notice. William Blair & Company does not have any current intention to release any portion of the securities subject to lock-up agreements.
      Other than in the United States, no action has been taken by us, the selling shareholder or William Blair & Company that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Quotation on The Nasdaq National Market
      Our shares of common stock are quoted on The Nasdaq National Market under the symbol “AACC”.
Price Stabilization, Short Positions
      Until the distribution of the shares is completed, SEC rules may limit William Blair & Company from bidding for and purchasing our common stock. However, William Blair & Company may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.
      If William Blair & Company over-allots or otherwise creates a short position in our common stock in connection with the offering, i.e., if it sells more shares than are listed on the cover of this prospectus, William Blair & Company may reduce that short position by purchasing shares in the open market. William Blair & Company may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, William Blair & Company may impose penalty bids, under which selling concessions allowed to other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.
      Neither we nor William Blair & Company makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor William Blair & Company makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Passive Market Making
      In connection with this offering, William Blair & Company may engage in passive market-making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
      William Blair & Company may in the past have provided, and may provide in the future, investment banking and other financial and banking services in the ordinary course of business with us for which it has in the past received, and may in the future receive, customary fees.
LEGAL MATTERS
      The validity of our common stock offered in this offering will be passed upon for us by Dykema Gossett PLLC, Detroit, Michigan. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will act as counsel for William Blair & Company.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2003 and 2004, and for the years ended December 31, 2003 and 2004, the three months ended December 31, 2002 and the nine months ended September 30, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents. Complete exhibits have been filed with the registration statement.
      The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC’s Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement and other information that we file with the SEC is available at the web site maintained by the SEC on the worldwide web at www.sec.gov.
      We are subject to the information requirements of the Exchange Act and, consequently, we file reports, proxy statements, and other information under the Exchange Act with the SEC. You can inspect and copy these reports and other information at the locations set forth above or download these reports from the SEC website.
      Our web address is www.assetacceptance.com. Information on our website should not be considered to be part of this prospectus.
      Our shares of common stock are quoted on The Nasdaq National Market under the symbol “AACC”.

ASSET ACCEPTANCE CAPITAL CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Twelve months ended December 31, 2003 and 2004
Nine months ended September 30, 2002
Three months ended December 31, 2002
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
The Board of Directors
Asset Acceptance Capital Corp.
      We have audited the accompanying consolidated statements of financial position of Asset Acceptance Capital Corp. and subsidiaries (the Successor Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, equity, and cash flows for the years ended December 31, 2004 and 2003 and for the three months ended December 31, 2002 and the consolidated statements of income, equity and cash flows of Asset Acceptance Holding LLC (the Predecessor Company) for the nine months ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asset Acceptance Capital Corp. and subsidiaries at December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for the years ended December 31, 2004 and 2003, and the three months ended December 31, 2002 and the consolidated results of operations and cash flows of Asset Acceptance Holding LLC for the nine months ended September 30, 2002 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Detroit, Michigan
February 25, 2005

ASSET ACCEPTANCE CAPITAL CORP.
Consolidated Statements of Financial Position

	Successor

	December 31,	December 31,
	2003	2004

ASSETS
Cash	$5,498,836	$14,204,579
Purchased receivables	183,719,667	216,479,676
Finance contract receivables, net	642,530	688,497
Property and equipment, net	7,970,570	11,165,103
Goodwill	6,339,574	6,339,574
Other assets	2,938,999	3,628,291

Total assets	$207,110,176	$252,505,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Line of credit	$72,950,000	$—
Notes payable — related party	39,560,110	—
Deferred tax liability, net	11,905,768	41,246,766
Accounts payable and other liabilities	8,092,844	13,824,600
Capital lease obligations	218,765	254,185

Total liabilities	132,727,487	55,325,551

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized; issued and outstanding shares — 28,448,449 at December 31, 2003 and 37,225,275 at December 31, 2004	284,484	372,253
Additional paid in capital	36,385,000	159,348,233
Retained earnings	37,713,205	37,459,683

Total equity	74,382,689	197,180,169

Total liabilities and equity	$207,110,176	$252,505,720

See accompanying notes.

ASSET ACCEPTANCE CAPITAL CORP.
Consolidated Statements of Income

	Predecessor	Successor

	Nine Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,	December 31,
	2002	2002	2003	2004

Revenues
Purchased receivable revenues	$71,236,866	$28,767,392	$159,628,308	$213,723,161
Gain on sale of purchased receivables	293,361	32,615	—	467,670
Finance contract revenues	277,850	132,587	564,965	562,299

Total revenues	71,808,077	28,932,594	160,193,273	214,753,130

Expenses
Salaries and benefits	24,371,973	9,065,782	51,295,872	111,034,466
Collections expense	18,542,325	7,509,065	43,655,871	56,948,596
Occupancy	2,172,893	890,870	4,632,958	6,108,996
Administrative	1,790,847	891,583	3,259,574	5,677,445
Depreciation and amortization	1,268,826	640,852	2,572,053	2,880,857
Loss on disposal of equipment	122,568	75,513	4,151	97,652

Total operating expense	48,269,432	19,073,665	105,420,479	182,748,012

Income from operations	23,538,645	9,858,929	54,772,794	32,005,118
Net interest expense	1,646,482	1,780,344	7,195,380	1,709,072
Other expense (income)	397,742	25,382	(448,793)	(83,762)

Income before income taxes	21,494,421	8,053,203	48,026,207	30,379,808
Income taxes	—	1,623,318	10,283,362	29,633,330

Net income	$21,494,421	$6,429,885	$37,742,845	$746,478

Pro forma income taxes	$8,029,455	$3,008,355	$17,913,775	$11,301,289

Pro forma net income	$13,464,966	$5,044,848	$30,112,432	$19,078,519

Weighted average number of shares:
Basic	—	28,448,449	28,448,449	36,385,961
Diluted	—	28,448,449	28,448,449	36,393,705
Pro forma weighted average number of shares (basic and diluted)	28,448,449	—	—	—
Earnings per common share outstanding:
Basic	$—	$0.23	$1.33	$0.02
Diluted	$—	$0.23	$1.33	$0.02
Pro forma earnings per common share outstanding:
Basic	$0.47	$0.18	$1.06	$0.52
Diluted	$0.47	$0.18	$1.06	$0.52
See accompanying notes.

ASSET ACCEPTANCE CAPITAL CORP.
Consolidated Statements of Equity

		Stock
	Common	Subscription	Retained	Total
Predecessor	Stock	Receivable	Earnings	Equity

Balance at December 31, 2001	$981,000	$(791,846)	$47,263,747	$47,452,901
Contributions received	—	75,268	—	75,268
Net income	—	—	21,494,421	21,494,421
Distributions due to shareholders	—	—	(2,348,881)	(2,348,881)

Balance at September 30, 2002	$981,000	$(716,578)	$66,409,287	$66,673,709

			Additional
	Number of	Common	Paid in	Retained
Successor	Shares	Stock	Capital	Earnings	Total Equity

Balance at October 1, 2002	—	$—	$—	$—	$—
Issuance of common stock	16,004,017	160,040	9,839,960	—	10,000,000
Issuance of common stock for the minority interest in Asset Acceptance Holdings LLC	12,444,432	124,444	26,545,040	—	26,669,484
Distributions	—	—	—	(1,455,867)	(1,455,867)
Net income	—	—	—	6,429,885	6,429,885

Balance at December 31, 2002	28,448,449	284,484	36,385,000	4,974,018	41,643,502
Distributions	—	—	—	(5,003,658)	(5,003,658)
Net income	—	—	—	37,742,845	37,742,845

Balance at December 31, 2003	28,448,449	284,484	36,385,000	37,713,205	74,382,689
Issuance of common stock	7,000,000	70,000	96,007,000	—	96,077,000
Contribution of assets	—	—	50,406	—	50,406
Issuance of common stock under employee stock plan	1,776,826	17,769	26,634,629	—	26,652,398
Grant of options under share-based compensation plan	—	—	271,198	—	271,198
Distributions	—	—	—	(1,000,000)	(1,000,000)
Net income	—	—	—	746,478	746,478

Balance at December 31, 2004	37,225,275	$372,253	$159,348,233	$37,459,683	$197,180,169

See accompanying notes.

ASSET ACCEPTANCE CAPITAL CORP.
Consolidated Statements of Cash Flows

	Predecessor	Successor

	Nine Months	Three Months
	Ended	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,	December 31,
	2002	2002	2003	2004

Cash flows from operating activities
Net income	$21,494,421	$6,429,885	$37,742,845	$746,478
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,268,826	640,852	2,572,053	2,880,857
Deferred income taxes	—	1,623,318	10,282,450	29,340,997
Share-based compensation expense	—	—	—	26,923,596
Loss on disposal of equipment	122,568	75,513	4,151	97,652
Charge-offs of finance contracts	235,000	45,000	203,595	182,970
Changes in assets and liabilities:
Increase in other assets	(374,324)	(864,607)	(938,300)	(931,525)
Increase (decrease) in accounts payable and other liabilities	3,396,732	(631,215)	3,274,632	5,731,758

Net cash provided by operating activities	26,143,223	7,318,746	53,141,426	64,972,783

Cash flows from investing activities
Investment in purchased receivables, net of buy backs	(39,111,869)	(33,639,066)	(88,574,201)	(86,980,198)
Principal collected on purchased receivables	16,426,078	4,714,103	38,191,116	54,220,189
Investment in finance contracts	(546,738)	(209,885)	(817,910)	(772,372)
Principal collected on finance contracts	406,248	120,355	532,951	543,435
Investment in subsidiary (note 1)	—	(47,183,800)	—	—
Proceeds from sale of fixed assets	41,867	2,389	1,956	—
Purchase of fixed assets	(3,248,008)	(896,010)	(3,598,624)	(5,753,169)

Net cash used in investing activities	(26,032,422)	(77,091,914)	(54,264,712)	(38,742,115)

Cash flows from financing activities
Borrowings under line of credit	27,810,400	25,989,600	65,150,000	45,420,000
Repayment of line of credit	(23,190,293)	(1,139,600)	(59,400,000)	(118,370,000)
Borrowings — related party	—	35,882,192	3,677,919	—
Repayment — related party	(1,196,293)	—	—	(39,560,110)
Repayment of capital lease obligations	(74,667)	(17,799)	(83,000)	(142,221)
Dividends and distributions paid	—	(3,755,866)	(5,003,658)	(1,000,000)
Additional assets contributed	—	—	—	50,406
Proceeds from initial public offering, net of costs	—	—	—	96,077,000
Net cash retained by related party	—	(16,039)	—	—
Contributions to equity	75,268	10,000,000	—	—

Net cash provided by (used in) financing activities	3,424,415	66,942,488	4,341,261	(17,524,925)

Net increase (decrease) in cash	3,535,216	(2,830,680)	3,217,975	8,705,743
Cash at beginning of period	1,576,325	5,111,541	2,280,861	5,498,836

Cash at end of period	$5,111,541	$2,280,861	$5,498,836	$14,204,579

Supplemental disclosure of cash flow information
Cash paid for interest	$1,669,840	$926,042	$3,174,887	$1,480,520
Cash paid for income taxes	14,984	—	—	1,858,720
Non-cash investing and financing activities:
Capital lease obligations incurred	113,900	12,722	191,881	177,641
Long-term debt refinanced	—	42,350,000	—	—
Net assets retained by related party (note 3)	—	48,881	—	—
See accompanying notes.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Reporting Entity
      Asset Acceptance Capital Corp. (the “Company”) commenced an initial public offering (“IPO”) of common stock on February 5, 2004. On February 4, 2004, a reorganization was completed in which all of the shares of capital stock of AAC Investors, Inc. and RBR Holding Corp. were contributed to Asset Acceptance Capital Corp. in exchange for all of the outstanding shares of common stock of Asset Acceptance Capital Corp. Prior to this reorganization, AAC Investors, Inc. and RBR Holding Corp. held a 60% and 40% ownership interest in Asset Acceptance Holdings LLC, respectively. The resulting consolidated entity includes Asset Acceptance Capital Corp., AAC Investors, Inc., RBR Holding Corp. and Asset Acceptance Holdings LLC and subsidiaries (collectively, the “Successor”). Prior to this reorganization, Asset Acceptance Capital Corp. did not conduct any business and did not have any assets or liabilities, except as related to the IPO. This reorganization was recorded at cost. All periods presented for the Successor Company have been restated to reflect this reorganization.
      AAC Investors, Inc. was formed in September 2002 for the purpose of acquiring an interest in Asset Acceptance Holdings LLC and subsidiaries (“Predecessor” or “Predecessor Companies”). Effective at the close of business on September 30, 2002, AAC Investors, Inc. completed the acquisition of 60% of Asset Acceptance Holdings LLC.
      The Predecessor and the Successor are referred together as the “Company” and include Asset Acceptance Capital Corp., AAC Investors, Inc., RBR Holding Corp., and Asset Acceptance Holdings LLC and its wholly-owned subsidiaries, Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Rx Acquisitions, LLC (formerly known as Med-Fi Acceptance, LLC), and Consumer Credit, LLC. The results of the Predecessor company are included for the period January 1, 2002 through September 30, 2002 for comparative purposes. All significant intercompany accounts and transactions have been eliminated in consolidation.
      Effective December 31, 2004, Financial Credit, LLC and CFC Financial, LLC were merged into Asset Acceptance, LLC.
      The Company has presented pro forma income taxes and pro forma net income assuming the consolidated entity had been a C corporation for all periods presented. Tax rates used for pro forma income taxes are equal to the rates that would have been in effect had we been required to report tax expense in such years.

Nature of Operations
      The Company is engaged in the purchase and collection of defaulted or charged-off accounts receivable portfolios. These receivables are acquired from consumer credit originators, primarily credit card issuers, consumer finance companies, retail merchants and telecommunications and other utility providers as well as from resellers and other holders of consumer debt. As part of the collection process, the Company occasionally sells receivables from these portfolios to unaffiliated companies.
      The Company also finances the sales of consumer product retailers located primarily in Michigan and Florida.

Purchased Receivables Portfolios and Revenue Recognition
      Purchased receivables are receivables that have been charged-off as uncollectible by the originating organization and typically have been subject to previous collection efforts. The Company acquires the rights to the unrecovered balances owed by individual debtors through such purchases. The receivable portfolios are purchased at a substantial discount (usually discounted 95% to 98%) from their face amounts and are initially

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recorded at the Company’s cost to acquire the portfolio. Financing for the purchases is primarily provided by the Company’s line of credit and cash generated from operations.
      The Company accounts for its investment in purchased receivables using the guidance provided by the Accounting Standards Executive Committee Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and effective January 2005 the guidance provided by the Accounting Standards Executive Committee Statement of Position 03-3, “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”. The Company purchases pools of homogenous accounts receivable (static pool) and records each pool at its acquisition cost. Each static pool retains its own identity and does not change. Each pool is accounted for as a single unit for recognition of revenue, principal payments and impairment.
      Collections on each static pool are allocated to revenue and principal reduction based on the estimated internal rate of return (“IRR”). The IRR is the rate of return that each static pool requires to amortize the cost or carrying value of the pool to zero over its estimated life. Each pool’s IRR is determined by estimating future cash flows, which are based on historical collection data for pools with similar characteristics. Based on historical cash collections, each pool is given an expected life of 60 months. The actual life of each pool may vary, but each pool generally amortizes between 50 and 60 months. Monthly cash flows greater than revenue recognized will reduce the carrying value of each static pool and monthly cash flows lower than revenue recognized will increase the carrying value of the static pool. Each pool is reviewed at least quarterly and compared to historical cash flows to determine whether each pool is performing as expected. To the extent there are differences in actual performance versus expected performance, the IRR is adjusted prospectively to reflect the revised estimate of cash flows over the remaining life of the static pool. Beginning in January 2005, under SOP 03-3, if the revised estimate of cash flows is less than the original estimate, the IRR will remain unchanged and an immediate impairment is taken. For 2004, every 20 basis point change in the average yields for all pools would have affected year-to-date revenue by approximately $4.7 million, or 2.2%. A full percentage point change (100 basis points) in the average IRR for all pools would have affected year-to-date revenue by approximately $24.4 million, or 11.4%.
      The cost recovery method prescribed by SOP 03-3 is used when collections on a particular portfolio cannot be reasonably predicted. Under the cost recovery method, no revenue is recognized until we have fully collected the cost of the portfolio. As of December 31, 2004, the Company had 48 pools on the cost recovery method with an aggregate carrying value of $5.3 million or about 2.4% of the total carrying value of all purchased receivables. The Company had 16 pools on the cost recovery method with an aggregate carrying value of $1.6 million, or about 1.0% of the total carrying value of all purchased receivables as of December 31, 2003.
      The agreements to purchase receivables typically include general representations and warranties from the sellers covering account holder death, bankruptcy, age of account and settled or disputed accounts prior to sale. The representation and warranty period permits the return of certain accounts from the Company back to the seller. The general time frame to return accounts is within 60 to 365 days. Returns are applied against the carrying value of the static pool.
      Periodically the Company will sell, on a non-recourse basis, all or a portion of a pool to third parties. The Company does not have any significant continuing involvement with the sold pools subsequent to sale. Proceeds of these sales are generally compared to the carrying value of the accounts; a gain or loss is recognized on the difference between proceeds received and carrying value.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in purchased receivables portfolios for the year ended December 31, 2003 and 2004 were as follows:

	Year Ended December 31,

	2003	2004

Beginning balance	$133,336,581	$183,719,667
Investment in purchased receivables, net of buybacks	88,574,202	86,980,198
Cost of sale of purchased receivables, net of returns	—	(15,645)
Cash collections	(197,819,424)	(267,927,705)
Purchased receivable revenues	159,628,308	213,723,161

Ending balance	$183,719,667	$216,479,676

Finance Contract Receivables
      Finance contract revenues are recognized based on the accretion of the discount at which these contracts are financed over their respective terms. Unearned discounts on finance contract receivables were approximately $417,000 and $424,000 at December 31, 2003 and December 31, 2004, respectively. The fair value of finance contract receivables does not materially differ from their book value. Interest is recognized over the life of the contract. An allowance for doubtful accounts is established for estimated losses on accounts for which collection has been delayed or is in doubt. The allowance for doubtful accounts, which is netted against finance contract receivables on the consolidated statements of financial position, was approximately $106,000 at December 31, 2003 and December 31, 2004.

Collections from Third Parties
      The Company regularly utilizes unaffiliated third parties, primarily attorneys and other contingent collection agencies, to collect certain account balances on behalf of the Company in exchange for a percentage of balances collected by the third party. The Company records the gross proceeds received by the unaffiliated third parties as cash collections. The Company includes the reimbursement of certain legal and other costs as cash collections. The Company records the percentage of the gross collections paid to the third parties as a component of collection expense. The percent of gross collections from such third party relationships were 15% for the nine months ended September 30, 2002, 16% for the three months ended December 31, 2002 and 18% and 22% for the years ended December 31, 2003 and 2004, respectively.

Property and Equipment
      Property and equipment is recorded at cost. Expenditures for repairs and maintenance are charged to operations as incurred. The Company records depreciation expense on a straight-line basis with lives ranging from three to ten years. Depreciation includes amortization of certain intangible assets which are being amortized over a period of five to seven years. Depreciation expense was $1,155,976 for the nine months ended September 30, 2002, $561,655 for the three months ended December 31, 2002 and $2,336,817 and $2,638,623 for the years ended December 31, 2003 and 2004, respectively.

Commitments and Contingencies
      The Company is subject to various claims and contingencies related to lawsuits. We recognize liabilities for contingencies and commitments when a loss is probable and estimable. We recognize expense for defense costs when incurred.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentrations of Risk
      We typically purchase our portfolios in response to a request to bid received via e-mail or telephone. We have also developed a marketing and acquisitions team that contacts and cultivates relationships with known and prospective sellers of portfolios. We have purchased portfolios from over 150 different debt sellers since 1990, including many of the largest consumer credit grantors in the United States. Although we may invest 10% or more of our purchases in a year with a single debt seller, historically, we have not purchased more than 10% at cost from the same debt seller in consecutive years.
      During 2004, 12.9% of purchased receivables at cost was from a single debt seller and during 2003, 20.6% of purchased receivables at cost was from a single, but different, debt seller. While we have no policy limiting purchases from single debt sellers; we purchase from a diverse set of suppliers and our purchasing decisions are based upon constantly changing economic and competitive environments as opposed to long-term relationships with particular suppliers.

Interest Expense
      Interest expense for the nine months ended September 30, 2002, the three months ended December 31, 2002 and the years ended December 31, 2003 and 2004 was $1,673,425, $1,781,418, $7,198,914 and $1,737,263, respectively. Interest expense included interest on our line of credit and our related party debt and amortization of capitalized bank fees.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Application of PB6 and SOP 03-3 requires the use of estimates to calculate a projected IRR for each pool. These estimates are based on historical cash collections. If future cash collections are materially different in amount or timing than projected cash collections, earnings could be affected, either positively or negatively. Higher collection amounts or cash collections that occur sooner than projected cash collections will have a favorable impact on yields and revenues. Lower collection amounts or cash collections that occur later than projected cash collections will have an unfavorable impact and result in an immediate impairment, which would negatively impact our earnings.

Initial Public Offering
      Asset Acceptance Capital Corp. commenced an initial public offering (“IPO”) of common stock on February 5, 2004. Effective February 4, 2004, a reorganization was completed pursuant to which all of the shares of capital stock of AAC Investors, Inc. and RBR Holding Corp., which held a 60% and 40% interest in Asset Acceptance Holdings LLC, respectively, were contributed to Asset Acceptance Capital Corp. in exchange for all of the outstanding shares of common stock of Asset Acceptance Capital Corp. The resulting consolidated entity includes Asset Acceptance Capital Corp., AAC Investors, Inc., RBR Holding Corp. and Asset Acceptance Holdings LLC and subsidiaries. Prior to this reorganization, Asset Acceptance Capital Corp. did not conduct any business and did not have any assets or liabilities, except as related to the IPO.
      The Company received net proceeds of $96.1 million (net of expenses of $8.9 million) from the IPO of 7,000,000 shares of common stock which were used to eliminate the related party debt of $40.0 million, reduce the line of credit by $37.7 million and pay withholding taxes on behalf of the share appreciation rights holders in the amount of $18.4 million.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share Appreciation Rights Compensation Charge
      The Company recognized a compensation charge (including related payroll taxes) of $45.7 million ($28.7 million net of income taxes) during the first quarter of 2004 resulting from the vesting of the outstanding share appreciation rights upon the Company’s initial public offering. The share appreciation rights plan, adopted by Asset Acceptance Holdings LLC during 2002, granted participants the right to share in the appreciation of the value of Asset Acceptance Holdings LLC. The benefit earned was based on certain financial objectives and vested 100% upon completion of the IPO.

Stock Based Compensation
      Effective January 1, 2004 the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” prospectively to all employee awards granted, modified, or settled after January 1, 2004. Prior to January 1, 2004, the Company accounted for its share appreciation rights plan using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Adoption of the fair value recognition provisions of SFAS No. 123 did not have a material impact on our consolidated financial position, results of operations or cash flow.

Earnings Per Share and Pro Forma Earnings Per Share
      Earnings per share reflect net income for the Successor Company divided by the weighted-average number of shares outstanding. Diluted weighted average shares outstanding at December 31, 2004 included 7,743 dilutive shares related to outstanding stock options. Pro forma earnings per share reflect pro forma net income, adjusted for pro forma income taxes, divided by the weighted-average number of shares outstanding. Pro forma earnings per share for the Predecessor Company reflects net income adjusted for pro forma income taxes divided by pro forma weighted-average number of shares outstanding. Pro forma weighted average number of shares was used for the Predecessor Company such that the resulting pro forma earnings per share would be comparable to the Successor Company.

Goodwill and Other Intangible Assets
      Other intangible assets with finite lives arising from acquisition are amortized over their estimated useful lives, ranging from five to seven years, using the straight-line method. As prescribed by Statement of Financial Accounting Standard 142, goodwill is not amortized. Goodwill and other intangible assets are reviewed annually to assess recoverability when impairment indicators are present.
      Intangible assets had a gross carrying amount of $1,213,500 and $1,207,500 and related accumulated amortization of $427,282 and $669,516 at December 31, 2003 and 2004, respectively and are included with other assets in the consolidated statement of financial position. Amortization expense was $113,178 for the nine months ended September 30, 2002, $78,868 for the three months ended December 31, 2002 and $235,235 and $242,234 for the years ended December 31, 2003 and 2004, respectively. Estimated amortization expense for intangible assets subject to amortization at December 31, 2004 is as follows:

Year	Expense

2005	$198,006
2006	188,006
2007	136,955
2008	8,658
2009	6,449

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes and Deferred Tax Charge
      The Company recognized a deferred tax charge of $19.3 million during the first quarter of 2004 related to deferred taxes of RBR Holding Corp. RBR Holding Corp. was previously taxed as an S corporation under the Internal Revenue Code. The shareholders of RBR Holding Corp. included their respective shares of taxable income or loss in their individual tax returns and therefore no income tax expense was recognized on the financial statements of the Company. As a result of the reorganization completed on February 4, 2004, RBR Holding Corp. became a wholly-owned subsidiary of Asset Acceptance Capital Corp. and could no longer be taxed as an S corporation.
      The provision for deferred income taxes results from temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates.

Recently Issued Accounting Pronouncements

SFAS No. 123(R)
      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment”, a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) requires all stock-based compensation awards granted to employees be recognized in the financial statements at fair value, similar to that prescribed under SFAS No. 123. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. We adopted the fair value recognition provisions of SFAS No. 123 effective January 2004 and therefore, adoption of SFAS No. 123(R) is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

SOP 03-3
      In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, “Accounting for Certain Loans of Debt Securities Acquired in a Transfer”. This Statement of Position (“SOP”) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt if those differences are attributable, at least in part, to credit quality. Increases in expected cash flows should be recognized prospectively through adjustment of IRR while decreases in expected cash flows should be recognized as impairments. This treatment differs from guidance under Practice Bulletin 6 (“PB 6”).
      Under both the guidance of PB 6 and SOP 03-3, when expected cash flows are higher than prior projections, the increase in expected cash flows results in an increase in the IRR and therefore, the effect of the cash flow increase is recognized as increased revenue prospectively over the remaining life of the affected pool. However, when expected cash flows are lower than prior projections, SOP 03-3 requires that the expected decrease be recognized as an impairment by decreasing the carrying value of the affected pool (rather than lower the IRR) so that the pool will amortize over its expected life using the original IRR. Under PB 6, a decrease in expected cash flows results in a reduction of the IRR and therefore, the effect of the cash flow reduction is recognized as lower revenue prospectively over the remaining life of the affected pool.
      Beginning with the adoption of SOP 03-3 in January 2005, when expected cash flows are lower than prior projections, an immediate impairment will be recognized. However, under SOP 03-3, the IRR is not lowered and therefore, more revenue will be recognized over the remaining life of the pool than would be recognized under PB 6. The amount of revenue recognized over the approximate 60 month life of each pool is identical under both PB 6 and SOP 03-3, however, the timing could differ.
      The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004 as it applies to decreases in expected cash flows.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Acquisitions
      At the close of business on September 30, 2002, AAC Investors, Inc. purchased a 60% ownership in Asset Acceptance Holdings LLC for $47.2 million including acquisition costs. Asset Acceptance Holdings LLC is engaged in the purchase and collection of defaulted or charged-off accounts receivable portfolios. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Asset Acceptance Holdings LLC are included in the financial statements of AAC Investors, Inc. as of October 1, 2002. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed which is summarized in the following table.

September 30,
2002

Purchased receivables	$62,646,971
Property, plant and equipment	3,711,768
Cash and other assets	3,501,204
Intangible assets	840,000
Finance contract receivables	309,984

Total assets acquired	71,009,927

Line of credit	25,410,000
Accounts payable and other liabilities	4,755,701

Total liabilities assumed	30,165,701

Net assets acquired	$40,844,226

      In connection with the acquisition, adjustments were recorded to recognize acquired intangible assets of $780,000 and $60,000 relating to proprietary collections data and non-compete agreements for certain executives, respectively. The fair value of the remaining assets acquired and liabilities assumed approximated Asset Acceptance Holdings LLC’s carrying value. The excess of purchase price over the estimated fair value of the net assets acquired of $6.3 million was recorded as goodwill. Approximately $5.0 million of the goodwill is expected to be amortized for tax purposes.

3.	Related-Party Transactions

Predecessor
      The Company owed related parties $1,196,293 as of January 1, 2002. This indebtedness was evidenced by promissory notes due on demand, the significant majority of which bore interest at a variable rate of prime plus 3/8%. These notes were paid prior to the recapitalization transaction in 2002. Interest expense related to these notes approximated $33,500 for the nine months ended September 30, 2002.
      The Company paid rent to a related company under the terms of a five-year lease that expired on September 30, 2002. Payments made under this lease and the related rent expense was $36,000 for the nine months ended September 30, 2002.
      Prior to the recapitalization transaction, the Company received interest from a related party for a promissory note held by AAC Holding Corp. for the purchase of stock. The note was not part of the recapitalization transaction. The Company received approximately $26,000 of interest on this note for the nine months ended September 30, 2002.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Successor
      As part of the recapitalization structure in October 2002, Lee Acceptance Corp. retained net assets of $48,881 which was comprised of cash of $16,039, real property with a net book value of $32,592, other assets of $285 and accounts payable and other liabilities of $35. This amount has been reflected as a distribution to shareholders.
      Beginning in December 2002, the Company paid a quarterly management fee in arrears to a related company. The management fee paid and expensed was $75,000 for the three months ended December 31, 2002, $300,000 for the year ended December 31, 2003 and $28,767 for the year ended December 31, 2004, and is included in administrative expenses in the consolidated statements of income. In addition, as part of the recapitalization transaction, the Company paid a fee of $1,000,000 to a related company during three months ended December 31, 2002. The fee was included as part of acquisitions costs. The Company’s obligations to pay management fees terminated upon the consummation of the IPO.
      On October 1, 2002, the Company borrowed $35.0 million from certain shareholders. Interest on this indebtedness of 10% per annum, compounded on June 30 and December 31 of each year. The Company recognized interest expense on these notes of $882,192 for the three months ended December 31, 2002 and $3,677,918 and $433,536 for the years ended December 31, 2003 and 2004, respectively. The Company owed the related parties $39,560,110 as of December 31, 2003. These notes were paid in full during February 2004.
      During 2004, the Company incurred $31,243 in travel expense related to aircraft services provided by a related party.

4.	Line of Credit
      The Company maintains a $100.0 million line of credit secured by a first priority lien on all of the Company’s assets that expires in May 2008 and bears interest at prime or 25 basis points over prime depending upon the Company’s liquidity as defined in the credit agreement. Alternately, at the Company’s discretion, the Company may borrow by entering into 30, 60 or 90 day LIBOR contracts at rates between 150 to 250 basis points over the respective LIBOR rates, depending on the Company’s liquidity. The Company’s line of credit includes an accordion loan feature that allows us to request a $20.0 million increase in the credit facility. Additionally, the Company pays an annual commitment fee of between 0.25% and 0.50% on the unused portion of the line of credit, depending on the Company’s liquidity. The outstanding balance was $72,950,000 at December 31, 2003. There was no outstanding balance at December 31, 2004. The line of credit facility has certain covenants and restrictions with which the Company must comply, including:

•	Funds borrowed can be used to purchase portfolios of charged-off receivables and for general corporate purposes.

•	Leverage ratio (as defined in the line of credit agreement) cannot exceed 1.5 to 1.0.

•	Debt to total capitalization ratio (as defined in the line of credit agreement) cannot exceed 1.25 to 1.0.

•	Tangible net worth must exceed $145 million plus 50% of net income after September 30, 2004.
      The Company’s management believes it is in compliance with all terms of its line of credit agreement as of December 31, 2004.
      The Company entered into two interest rate swap agreements during 2002 for the notional amounts of $10.0 million, which expired in January 2004 and $20.0 million which expired in November 2003. The Company also entered into an interest rate swap agreement in 2001 which had a notional amount of $10.0 million and expired in October 2003. These interest rate swaps were intended to reduce the economic impact of volatility of variable interest rates pertaining to a portion of the Company’s bank line of credit. The swaps were not designated as hedges for accounting purposes. Under the terms of the swaps, the Company

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
received a variable rate of interest and paid a fixed rate to the counter party on the notional amounts. The net interest payments are a component of interest expense on the consolidated statements of income. Changes in the interest rate environment from period to period directly impacted the fair value of the swaps and such changes in the fair value of the swaps were recognized through earnings in the period of the change. The Company recognized $411,467 of other expense for the nine months ended September 30, 2002, $29,676 of other expense for the three months ended December 31, 2002 and $411,862 and $19,234 of other income for the twelve months ended December 31, 2003, and December 31, 2004, respectively, related to changes in the fair value of the swaps. At December 31, 2003, a single swap represented a liability of $19,234 and was included with other liabilities in the consolidated statements of financial position.

5.	Property and Equipment
      Property and equipment, having estimated useful lives ranging from three to ten years consisted of the following:

	December 31,	December 31,
	2003	2004

Computers and software	$6,641,311	$7,562,797
Furniture and fixtures	5,284,614	8,259,527
Leasehold improvements	689,043	1,810,998
Equipment under capital lease	397,908	483,421
Automobiles	133,325	136,525

Total property and equipment, cost	13,146,201	18,253,268
Less accumulated depreciation	(5,175,631)	(7,088,165)

Net property and equipment	$7,970,570	$11,165,103

6.	Employee Benefits
      The Company maintains a defined contribution profit sharing plan with 401(k) features for substantially all employees. The employees may contribute a maximum of $13,000 to the plan. The Company has elected to contribute 3% of each eligible participant’s compensation to the plan for 2002, 2003 and 2004. The Company’s related expense was $272,900 for the nine months ended September 30, 2002, $99,432 for the three months ended December 31, 2002, $534,094 for the year ended December 31, 2003 and $953,903 for the year ended December 31, 2004. The unpaid contribution was $555,762 and $872,007 as of December 31, 2003 and 2004, respectively. The unpaid contribution is included in accounts payable and other liabilities in the consolidated statements of financial position. The Company intends to contribute 3% of eligible compensation for 2005.
      The Company is self-insured for health and prescription drug benefits. Amounts charged to expense for health and prescription drug benefits, related administration and stop-loss insurance premiums were $1,695,034 for the nine months ended September 30, 2002, $827,786 for the three months ended December 31, 2002, $4,855,557 for the year ended December 31, 2003 and $5,842,672 for the year ended December 31, 2004 and was based on actual and estimated claims incurred. Accounts payable and other liabilities of the consolidated statements of financial position includes $890,414 and $1,066,000 for estimated health and drug benefits incurred but not paid for as of December 31, 2003 and 2004, respectively.

7.	Stock Based Compensation
      Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” prospectively to all employee awards granted, modified, or

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
settled after January 1, 2004. Adoption of the fair value recognition provisions SFAS No. 123 did not have a material impact on our consolidated financial position, results of operations or cash flow.
      The Company adopted a stock incentive plan during February 2004 that authorizes the use of stock options, stock appreciation rights, restricted stock grants and units, performance share awards and annual incentive awards to key employees, primarily management. The Company has reserved 3,700,000 shares of common stock for issuance in conjunction with all options and other stock-based awards to be granted under the plan. The purpose of the plan is (1) to promote the best interests of the Company and its shareholders by encouraging employees to acquire an ownership interest in the Company, thus identifying their interests with those of shareholders and (2) to enhance the ability of the Company to attract and retain qualified employees, consultants and non-employee directors. No participant may be granted options during any one fiscal year to purchase more than 500,000 shares of Common Stock.

Stock Options
      As of December 31, 2004, the Company had issued options to purchase 118,888 shares of its common stock under the plan. These options have been granted to non-employee directors of the Company. Options granted under the plan generally vest 50% after one year from the grant date and 100% after two years from the grant date. However, when directors accept options in lieu of cash compensation, the options vest immediately. The related expense of $271,198 for the year ended December 31, 2004 is included in administrative expenses. The following summarizes all stock option related transactions from January 1, 2004 through December 31, 2004.

	Options	Weighted-Average
	Outstanding	Exercise Price

January 1, 2004	—	—
Granted	118,888	$17.03
Cancelled	—	—

December 31, 2004	118,888	$17.03

      The following options information is as of December 31, 2004:

	Fair Value		Weighted-Average
	of Option	Number	Remaining	Weighted-Average	Number	Weighted-Average
Exercise Price	Granted	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$15.00	$4.84	45,000	9.09	$15.00	—	—
$18.50	$5.90	30,000	9.16	$18.50	—	—
$19.48	$6.57	3,850	9.38	$19.48	3,850	$19.48
$17.85	$5.84	4,200	9.63	$17.85	4,200	$17.85
$17.97	$5.87	30,000	9.84	$17.97	—	—
$17.99	$5.91	5,838	9.88	$17.99	5,838	$17.99

Total		118,888	9.37	$17.03	13,888	$18.36

      The Company utilizes the Black-Scholes option-pricing model to calculate the value of the stock options when granted. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. The Black-Scholes model may not necessarily

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
provide a reliable single measure of the fair value of employee stock options. The fair value of each option was based on the following assumptions:

Options issue year:	2004

Weighted-average fair value of options granted	$5.51
Expected Volatility	30.00%
Risk-free interest rate	2.98%-3.93%
Expected dividend yield	0.00%
Expected life	5 Years

Share Appreciation Rights
      In 2002, Asset Acceptance Holdings LLC adopted a share appreciation rights plan for certain key employees. The purpose of the plan was to further the long-term stability and financial success of the Company. Participants in the plan had the potential to share in the appreciation of the value of Asset Acceptance Holdings LLC if certain financial objectives were met or upon partial or complete liquidation events, as defined in the plan. No expense had been recognized in the consolidated statements of income during 2002 and 2003 as a result of this plan, as the value of such shares could not be reasonably estimated and the benefits were contingent upon achieving certain returns upon a liquidity event such as a sale of the Company or an initial public offering of common stock. The number of share appreciation rights granted during 2002 and 2003 was 1,106,055 and 140,037, respectively. Of the number granted, 45,454 were forfeited.
      In connection with the consummation of the Company’s IPO in February 2004, the Company exercised its right to vest 100% of the share appreciation rights held by the participants in the plan which resulted in a payment of $18.4 million dollars for the applicable withholding taxes due by the participants and the issuance of 1,776,826 unregistered shares of the Company’s common stock to the participants. As a result, the Company recognized a compensation charge including employer payroll taxes of $45.7 million ($28.7 million net of tax) during the first quarter of 2004 related to this.

8.	Litigation Contingencies
      The Company is involved in certain legal matters that management considers incidental to its business. Management has evaluated pending and threatened litigation against the Company as of December 31, 2004 and does not believe exposure to be material.

9.	Long-Term Commitments
      The Company has several operating leases outstanding which are primarily for office space, and several capital leases outstanding which are primarily for office equipment. Total rent expense related to operating leases totaled $1,593,488 for the nine months ended September 30, 2002, $661,828 for the three months ended December 31, 2002 and $3,647,054 and $4,833,546 for the years ended December 31, 2003 and 2004, respectively. In October 2003, the Company entered into a new lease agreement for a new headquarters site in Warren, Michigan. The lease, which is classified as an operating lease, has future minimum lease payments of $26,040,000 for a 120 month term which commenced on December 1, 2004.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is an analysis of the leased property under capital leases by major classes:

	December 31,	December 31,
	2003	2004

Office equipment	$397,908	$483,421
Less accumulated depreciation	(182,217)	(225,578)

Net leased property under capital leases	$215,691	$257,843

      The following is a schedule of future minimum lease payments under operating and capital leases, together with the present value of the net minimum lease payments related to capital leases, as of December 31, 2004:

	Operating	Capital
	Leases	Leases

Years ending December 31:
2005	$5,094,406	$147,131
2006	5,694,779	96,053
2007	5,443,409	21,562
2008	4,504,512	—
2009	3,675,927	—
2010 and thereafter	13,979,931	—

Total minimum lease payments	$38,392,964	264,746

Less amount representing interest		(10,561)

Present value of net minimum lease payments		$254,185

      The Company has four employment agreements with certain members of management. Such agreements call for the payment of base compensation and certain benefits. On February 2, 2004, the Company amended its employment agreements with Nathaniel F. Bradley IV, President and Chief Executive Officer, and Mark A. Redman, our Vice President-Finance and Chief Financial Officer, to extend their employment agreements to December 31, 2006 and amended its employment agreement with Rufus H. Reitzel Jr., our Chairman, to provide Mr. Reitzel with life-time health benefits. At December 31, 2004, estimated remaining compensation under these agreements is approximately $1,476,250. The agreements also include confidentiality and non-compete provisions.

10.	Estimated Fair Value of Financial Instruments
      The accompanying financial statements include various estimated fair value information as of December 31, 2003 and December 31, 2004, as required by SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”. Disclosure of the estimated fair values of financial instruments often requires the use of estimates. The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

Purchased Receivables
      The Company records purchased receivables at cost, which is discounted from the contractual receivable balance. The carrying value of receivables, which is based upon estimated future cash flows, approximated fair value at December 31, 2003 and 2004.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Swap Agreements
      The estimated fair value of interest rate swap agreements represents the amount the Company would receive or pay to terminate or otherwise settle the contracts at the balance sheet date, taking into consideration current unearned gains and losses on open contracts.

Line of Credit
      The Company’s line of credit is at a floating rate of interest and, as such, at December 31, 2003, the carrying amount of the line of credit approximated fair value.

Notes Payable — Related Party
      The Company’s note payable to a related party approximates fair value at December 31, 2003.

11.	Income Taxes
      Income taxes for the year ended December 31, 2004 included a deferred tax charge of $19.3 million resulting from RBR Holding Corp. losing its S corporation tax status after becoming a wholly-owned subsidiary of Asset Acceptance Capital Corp. during the first quarter of 2004.
      Income taxes for the year ended December 31, 2004 (excluding the deferred tax charge related to RBR Holding Corp.) reflected income tax expense on 60% of pretax income for the period January 1, 2004 through February 4, 2004, as RBR Holding Corp. (40% owner of Asset Acceptance Holdings LLC) was taxed as a S corporation under the Internal Revenue Code and, therefore, taxable income was included on the shareholders’ individual tax returns. Income taxes during the period February 5, 2004 through December 31, 2004 reflected income tax expense on 100% of pretax income as RBR Holding Corp. became a wholly-owned subsidiary of Asset Acceptance Capital Corp. as part of the reorganization that occurred on February 4, 2004 related to the IPO. Income taxes for the year ended December 31, 2003 of $10.3 million reflected income tax expense on 60% of pretax income as RBR Holding Corp. was taxed as an S corporation under the Internal Revenue Code and therefore taxable income was included on the shareholders’ individual tax returns.
      Income taxes for the three month period ended December 31, 2002 of $1.6 million reflected income tax expense on only 60% of pretax income as RBR Holding Corp. owned 40% of Asset Acceptance Holdings LLC and was taxed as an S corporation. Prior to September 30, 2002 all operating companies were owned through S corporations, therefore, no income tax expense was recorded as income for the period was included on the shareholders’ individual income tax returns.
      Components of income tax expense are set forth below:

	Year Ended December 31,

	2002	2003	2004

Income taxes consist of:
Federal actual	$—	$—	$160,000
State actual	—	912	132,333
Federal deferred — net	1,517,954	9,663,687	27,770,065
State deferred — net	105,364	618,763	1,570,932

Total	$1,623,318	$10,283,362	$29,633,330

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Tax expense differs from the application of statutory rates to pretax income. The reconciliation of income tax expense and the statutory rates is set forth below:

	Year Ended December 31,

	2002	2003	2004

Federal taxes at statutory rate	$10,002,026	$16,925,262	$10,639,104
S corporation benefit — federal	(8,484,072)	(7,261,575)	(825,193)
S corporation benefit — state	(588,894)	(477,189)	(51,869)
Deferred tax charge — federal	—	—	18,116,154
Deferred tax charge — state	—	—	1,190,490
State income taxes, net of federal tax benefit	694,258	1,096,864	564,644

Effective income taxes	$1,623,318	$10,283,362	$29,633,330

      Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Net operating losses may be carried forward for 20 years and will begin to expire in 2022.
      The tax effect of temporary differences that gave rise to the Company’s deferred tax assets and liabilities consisted of the following.

	December 31,

	2003	2004

Deferred tax asset:
Operating loss carryforward	$15,200,707	$13,291,135
Accrued expenses	716,161	1,616,078
Special tax basis adjustment	585,506	—
Alternative minimum tax credit	—	160,000
Intangible Assets	—	137,743
Stock options	—	100,885
Other	111,108	82,307

Total	16,613,482	15,388,148

Deferred tax liability:
Bulk purchase revenue recognition	27,800,840	54,102,880
Fixed assets	637,203	1,764,710
Transaction costs	—	357,379
Special tax basis adjustment	—	184,425
Prepaid expenses	—	182,394
Other	81,207	43,126

Total	28,519,250	56,634,914

Net deferred tax liability	$11,905,768	$41,246,766

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Selected Quarterly Operating Results (unaudited)
      The following tables set forth a summary of our consolidated results on a quarterly basis for the years ended December 31, 2003 and 2004. The information for each of these quarters is unaudited and, in our opinion, has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments we considered necessary for a fair presentation of this information when read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of the results for a full year or any future periods.
Quarterly Financial Data

	Successor

	Quarter

	First(1)	Second	Third	Fourth

	(in thousands except per share data)
2004
Total revenues	$49,748	$51,507	$55,999	$57,499
Total operating expenses	77,155	32,774	35,434	37,385
Income (loss) from operations	(27,407)	18,733	20,565	20,114
Net income (loss)(2)	(36,159)	11,577	12,761	12,567
Pro forma net income (loss)(3)	(17,821)
Weighted average shares:
Basic	33,850	37,225	37,225	37,225
Diluted	33,854	37,235	37,231	37,237
Earnings (loss) per common share outstanding:
Basic	$(1.07)	$0.31	$0.34	$0.34
Diluted	$(1.07)	$0.31	$0.34	$0.34
Pro forma earnings (loss) per common share outstanding:
Basic	$(0.53)	n/a	n/a	n/a
Diluted	$(0.53)	n/a	n/a	n/a

(1)	Includes the $45.7 million compensation and related payroll tax charge resulting from the vesting of the outstanding share appreciation rights upon the Company’s initial public offering.

(2)	The first quarter of 2004 includes a deferred tax charge of $19.3 million.

(3)	For comparison purposes we have presented pro forma net income, which is net income adjusted for pro forma income taxes assuming all entities had been a C corporation for all periods presented.

ASSET ACCEPTANCE CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor

	Quarter

	First	Second	Third	Fourth

	(in thousands except per share data)
2003
Total revenues	$34,755	$37,991	$43,143	$44,303
Total operating expenses	22,993	25,600	28,751	28,076
Income from operations	11,762	12,391	14,392	16,227
Net income	7,976	8,552	10,076	11,139
Pro forma net income(1)	6,280	6,747	7,937	9,149
Weighted average shares	28,448	28,448	28,448	28,448
Earnings per common share outstanding:
Basic	$0.28	$0.30	$0.35	$0.39
Diluted	$0.28	$0.30	$0.35	$0.39
Pro forma earnings per common share outstanding:
Basic	$0.22	$0.24	$0.28	$0.32
Diluted	$0.22	$0.24	$0.28	$0.32

(1)	For comparison purposes we have presented pro forma net income, which is net income adjusted for pro forma income taxes assuming all entities had been a C corporation for all periods presented.

5,000,000 shares
Asset Acceptance Capital Corp.
Common Stock

PROSPECTUS
                , 2005

       You should rely only on the information contained in this document or to which we have referred you. We, the selling stockholders and William Blair & Company have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and William Blair & Company are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
William Blair & Company

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. The Registrant will bear the expenses of this offering, except commissions paid to William Blair & Company.

SEC Registration Fee	$13,752.07
NASD Fee	12,184.00
Printing and Engraving Expenses	160,000.00
Legal Fees and Expenses	250,000.00
Accounting Fees and Expenses	50,000.00
Blue Sky Fees and Expenses	5,000.00
Transfer Agent and Registrar Fees and Expenses	2,500.00
Miscellaneous	81,563.93

Total	$575,000.00

      The registrant will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers
      The Registrant’s amended and restated certificate of incorporation provides that its directors will not be personally liable for monetary damages to the Registrant or any of its stockholders for breaches of their fiduciary duty as directors. However, they remain liable for any breach of the director’s duty of loyalty to the Registrant or its stockholders, acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law, payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law (“DGCL”), and any transaction from which the directors derived an improper personal benefit. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee). Further, liability of a director for violations of the federal or state securities laws will not be limited by this provision.
      In addition, the Registrant is obligated in some situations, under its amended and restated certificate of incorporation and its amended and restated bylaws to indemnify each of its directors and officers to the fullest extent permitted by Delaware law. The Registrant must indemnify its directors and officers with respect to all expenses, liabilities and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was the Registrant’s director or officer. The Registrant is obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by it if it is ultimately determined that the indemnified party is not entitled to indemnification. The Registrant also maintains customary insurance covering directors and officers.
      Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudicated to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Item 15.	Recent Sales of Unregistered Securities
      In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities that were not registered under the Securities Act.

•	On September 30, 2002, Asset Acceptance Holdings LLC was formed for the purpose of consummating an equity recapitalization with AAC Investors, Inc., a Virginia corporation. In connection with the consummation of the recapitalization transaction, AAC Investors, Inc. received 60% of the equity membership interests in Asset Acceptance Holdings LLC. Consumer Credit Corp., and RBR Holding Corp., received $250,000 and 1% of the equity membership interests of Asset Acceptance Holdings LLC, and $45,550,000 and 39% of the equity membership interests of Asset Acceptance Holdings, respectively. In January 2003, Consumer Credit Corp. was merged with and into RBR Credit Corp. This issuance was effected pursuant to the registration exemption afforded by Section 4(2) of the Securities Act.

•	On September 30, 2002, Asset Acceptance Holdings LLC adopted the Year 2002 Share Appreciation Rights Plan pursuant to which approximately 60 employees were granted share appreciation rights entitling the holder to receive compensation under certain circumstances for an appreciation in the value of Asset Acceptance Holdings LLC. The share appreciation rights were subject to vesting and payment restrictions based upon term of the holder’s employment with Asset Acceptance Holdings LLC. In connection with the consummation of our initial public offering, Asset Acceptance Holdings LLC exercised its right to vest 100% of the share appreciation rights held by the holders which, resulted in the issuance, on February 10, 2004, of 1,776,826 unregistered shares of the common stock of Asset Acceptance Capital Corp. to the holders as payment for a portion of the purchase price for these rights. This issuance was effected pursuant to the registration exemption afforded by Rule 701 and/or Section 4(2) of the Securities Act.

•	On February 4, 2004, pursuant to a Share Exchange Agreement entered into on October 24, 2003, all of the shares of capital stock of AAC Investors, Inc. and RBR Holding Corp., which held 60% and 40% ownership interests in Asset Acceptance Holdings LLC, respectively, were contributed to Asset Acceptance Capital Corp. in exchange for all of the shares of common stock of Asset Acceptance Capital Corp. A total of 28,448,449 shares were issued to the stockholders of AAC Investors, Inc. and RBR Holding Corp., with 16,004,017 shares and 12,444,432 shares issued to the stockholders of AAC

Investors, Inc. and the stockholders of RBR Holding Corp., respectively. The issuance was effected pursuant to the registration exemption afforded by Regulation D and/or Section 4(2) of the Securities Act.

•	The non-employee directors of Asset Acceptance Capital Corp. have the right to receive a quarterly fee in the amount of $5,000. In lieu of the cash fee, the non-employee directors who are eligible to receive options under the 2004 stock incentive plan have the right to receive immediately vested options to purchase shares of the common stock of Asset Acceptance Capital Corp. in an amount equal to three times the cash fee. These options were issued in private placements in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. Each option entitles the holder to purchase one share of the common stock of Asset Acceptance Capital Corp. at a weighted average exercise price of $17.03. Pursuant to the plan during the fiscal year ended December 31, 2004, the following options were issued to the non-management directors: Jennifer L. Adams, 17,444; Terrence L. Daniels, 17,444; Donald Haider, 17,444; Anthony Ignaczak, 17,444; H. Eugene Lockhart, 17,444; William I. Jacobs, 15,834; and William F. Pickard, 15,834.

      No underwriters were involved in the foregoing sales of securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits
      (a) Exhibits and Financial Statement Schedules
      The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

1	.1***	Form of Underwriting Agreement
2	.1(1)	Asset Contribution and Securities Purchase Agreement among Asset Acceptance Holdings LLC, AAC Holding Corp., Consumer Credit Corp., their respective shareholders and AAC Investors, Inc. dated September 30, 2002
2	.2(2)	Share Exchange Agreement dated October 24, 2003, among Asset Acceptance Capital Corp., AAC Investors, Inc., RBR Holding Corp. and the other parties thereto
3	.1(4)	Amended and Restated Certificate of Incorporation of Asset Acceptance Capital Corp.
3	.2(4)	Amended and Restated Bylaws of Asset Acceptance Capital Corp.
4	.1(3)	Form of Common Stock Certificate
5	.1*	Opinion of Dykema Gossett PLLC
10	.1(1)	Credit Agreement dated September 30, 2002, between Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Consumer Credit, LLC, Bank One, N.A., Standard Federal Bank, N.A., National City Bank of Michigan/Illinois, Fifth Third Bank, Eastern Michigan, Comerica Bank and Bank One, N.A., as Agent, as amended
10	.2(1)	CC Option Agreement dated September 30, 2002 between Asset Acceptance Holdings LLC and Rufus H. Reitzel, Jr.
10	.3(3)	Form of Amended and Restated Registration Rights Agreement among Asset Acceptance Capital Corp. and its stockholders
10	.4(1)	Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan effective as of September 30, 2002
10	.5(2)	Form of Share Appreciation Rights Agreement used in connection with grants under the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan
10	.6(3)	Form of 2004 Stock Incentive Plan
10.7		[Intentionally Left Blank]
10.8		[Intentionally Left Blank]
10.9		[Intentionally Left Blank]

Exhibit
Number		Description

10	.10(2)	Lease dated November 17, 2000 between Brooklyn Heights Business Park Limited and Asset Acceptance Corp. for the property located at 600 Safeguard Plaza, Brooklyn Heights, Ohio, as amended
10.11		[Intentionally Left Blank]
10	.12(2)	Industrial Gross Lease Agreement dated June 28, 2000 between Nottingham Village, Inc. and Asset Acceptance Corp, as success or to Alegis Group, L.P. and Sherman Financial Group, LLC, for the property located at 9940 Franklin Square Drive, Baltimore, Maryland, as amended
10	.13(2)	Lease dated February 15, 2002 between Alpha Drive Development Associates, L.L.C. and Asset Acceptance Corp. for the property located at 48325 Alpha Drive, Wixom, Michigan
10	.14(2)	Lease Agreement dated April 25, 2003 between Northpoint Atrium Limited Partnership and Asset Acceptance, LLC for the property located at 10500 Heritage Street, San Antonio, Texas
10	.15(2)	Lease Agreement dated July 25, 2003 between Orsett/Piedmont Limited Liability Company and Asset Acceptance, LLC for the property located at 9801 South 51st Street, Phoenix, Arizona
10	.16(3)	Business Lease dated August 25, 2003 between First Industrial Development Services, Inc. and Asset Acceptance, LLC for the property located in Hilsborough County, Florida, as amended by First Amendment to Lease dated December 29, 2003
10	.17(2)	Lease Agreement dated October 31, 2003 by and between VanDyke Office LLC and Asset Acceptance, LLC for the property located at 28405 Van Dyke Avenue, Warren, Michigan
10	.18(3)	Employment Agreement dated September 30, 2002, between Rufus H. Reitzel, Jr. and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10	.19(3)	Employment Agreement dated September 30, 2002, between Nathaniel F. Bradley IV and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10	.20(3)	Employment Agreement dated September 30, 2002, between Mark A. Redman and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10	.21(3)	Employment Agreement dated September 30, 2002, between Heather K. Reitzel and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10	.22(2)	Agreement between Ontario Systems Corporation and Lee Acceptance Corp. dated June 26, 1992, as amended
10	.23(4)	Third Amendment To Credit Agreement, dated as of January 30, 2004 by and among Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Consumer Credit, LLC and Med-Fi Acceptance, LLC, and Bank One, NA, Standard Federal Bank, NA, National City Bank of Michigan/ Illinois, Fifth Third Bank, Eastern Michigan and Comerica Bank
10	.24(4)	Guaranty Agreement, dated as of January 30, 2004 by Asset Acceptance Capital Corp.
10	.25(4)	Guaranty Agreement, dated as of January 30, 2004 by Asset Acceptance Holdings LLC
10	.26(4)	Guaranty Agreement, dated as of January 30, 2004 by RBR Holding Corp.
10	.27(4)	Guaranty Agreement, dated as of January 30, 2004 by AAC Investors, Inc.
10	.28(5)	Fourth Amendment to Credit Agreement
10	.29**	First Amendment to Lease Agreement and Second Amendment to Lease Agreement (for property located at 28405 Van Dyke Avenue, Warren, Michigan)
21	.1*	Subsidiaries of Asset Acceptance Capital Corp.
23	.1*	Consent of Ernst & Young LLP
23	.2*	Consent of Dykema Gossett PLLC (included as Exhibit 5.1)
24	.1*	Power of attorney

*	Previously filed as an exhibit to Registration Statement on Form S-1 (SEC file no. 333-123178), originally filed on March 7, 2005.

**	Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1 (SEC file no. 333-123178), originally filed on March 15, 2005.

***	Previously filed as an exhibit to Amendment No. 3 to Registration Statement of Form S-1 (SEC file no. 333-123178), originally filed on April 11, 2005.

(1)	Incorporated by reference to the same numbered exhibit previously filed with our Registration Statement on Form S-1 (SEC file no. 333-109987), originally filed on October 24, 2003 and declared effective on February 4, 2004.

(2)	Incorporated by reference to the same numbered exhibit previously filed with Amendment No. 1 to our Registration Statement on Form S-1 (SEC file no. 333-109987), originally filed on December 24, 2003 and declared effective on February 4, 2004.

(3)	Incorporated by reference to the same numbered exhibit previously filed with Amendment No. 2 to our Registration Statement on Form S-1 (SEC file no. 333-109987), originally filed on January 20, 2004 and declared effective on February 4, 2004.

(4)	Incorporated by reference to the same numbered exhibit previously filed with our Annual Report on Form 10-K, originally filed on March 25, 2004.

(5)	Incorporated by reference to Exhibit 10.23 previously filed with our Current Report on Form 8-K, originally filed on December 30, 2004.
      (b) Financial Statement Schedules
      The financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The Registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of Michigan on April 12, 2005.

ASSET ACCEPTANCE CAPITAL CORP.

By:	/s/ Nathaniel F. Bradley IV

Nathaniel F. Bradley IV,
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated on April 12, 2005.

Title

/s/ Nathaniel F. Bradley IV Nathaniel F. Bradley IV		President, Chief Executive Officer and Director (principal executive officer)

/s/ Mark A. Redman Mark A. Redman		Vice President-Finance and Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Jennifer Adams* Jennifer Adams		Director

/s/ Terrence D. Daniels* Terrence D. Daniels		Director

/s/ Donald Haider* Donald Haider		Director

/s/ Anthony R. Ignaczak* Anthony R. Ignaczak		Director

/s/ William I. Jacobs* William I. Jacobs		Director

/s/ H. Eugene Lockhart* H. Eugene Lockhart		Director

/s/ William F. Pickard* William F. Pickard		Director

/s/ Rufus H. Reitzel, Jr.* Rufus H. Reitzel, Jr.		Director

* By:	/s/ Nathaniel F. Bradley IV Nathaniel F. Bradley IV, Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1***	Form of Underwriting Agreement
2	.1(1)	Asset Contribution and Securities Purchase Agreement among Asset Acceptance Holdings LLC, AAC Holding Corp., Consumer Credit Corp., their respective shareholders and AAC Investors, Inc. dated September 30, 2002
2	.2(2)	Share Exchange Agreement dated October 24, 2003, among Asset Acceptance Capital Corp., AAC Investors, Inc., RBR Holding Corp. and the other parties thereto
3	.1(4)	Amended and Restated Certificate of Incorporation of Asset Acceptance Capital Corp.
3	.2(4)	Amended and Restated Bylaws of Asset Acceptance Capital Corp.
4	.1(3)	Form of Common Stock Certificate
5	.1*	Opinion of Dykema Gossett PLLC
10	.1(1)	Credit Agreement dated September 30, 2002, between Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Consumer Credit, LLC, Bank One, N.A., Standard Federal Bank, N.A., National City Bank of Michigan/Illinois, Fifth Third Bank, Eastern Michigan, Comerica Bank and Bank One, N.A., as Agent, as amended
10	.2(1)	CC Option Agreement dated September 30, 2002 between Asset Acceptance Holdings LLC and Rufus H. Reitzel, Jr.
10	.3(3)	Form of Amended and Restated Registration Rights Agreement among Asset Acceptance Capital Corp. and its stockholders
10	.4(1)	Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan effective as of September 30, 2002
10	.5(2)	Form of Share Appreciation Rights Agreement used in connection with grants under the Asset Acceptance Holdings LLC Year 2002 Share Appreciation Rights Plan
10	.6(3)	Form of 2004 Stock Incentive Plan
10.7		[Intentionally Left Blank]
10.8		[Intentionally Left Blank]
10.9		[Intentionally Left Blank]
10	.10(2)	Lease dated November 17, 2000 between Brooklyn Heights Business Park Limited and Asset Acceptance Corp. for the property located at 600 Safeguard Plaza, Brooklyn Heights, Ohio, as amended
10.11		[Intentionally Left Blank]
10	.12(2)	Industrial Gross Lease Agreement dated June 28, 2000 between Nottingham Village, Inc. and Asset Acceptance Corp, as success or to Alegis Group, L.P. and Sherman Financial Group, LLC, for the property located at 9940 Franklin Square Drive, Baltimore, Maryland, as amended
10	.13(2)	Lease dated February 15, 2002 between Alpha Drive Development Associates, L.L.C. and Asset Acceptance Corp. for the property located at 48325 Alpha Drive, Wixom, Michigan
10	.14(2)	Lease Agreement dated April 25, 2003 between Northpoint Atrium Limited Partnership and Asset Acceptance, LLC for the property located at 10500 Heritage Street, San Antonio, Texas
10	.15(2)	Lease Agreement dated July 25, 2003 between Orsett/Piedmont Limited Liability Company and Asset Acceptance, LLC for the property located at 9801 South 51st Street, Phoenix, Arizona
10	.16(3)	Business Lease dated August 25, 2003 between First Industrial Development Services, Inc. and Asset Acceptance, LLC for the property located in Hilsborough County, Florida, as amended by First Amendment to Lease dated December 29, 2003
10	.17(2)	Lease Agreement dated October 31, 2003 by and between VanDyke Office LLC and Asset Acceptance, LLC for the property located at 28405 Van Dyke Avenue, Warren, Michigan
10	.18(3)	Employment Agreement dated September 30, 2002, between Rufus H. Reitzel, Jr. and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10	.19(3)	Employment Agreement dated September 30, 2002, between Nathaniel F. Bradley IV and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto

Exhibit
Number		Description

10	.20(3)	Employment Agreement dated September 30, 2002, between Mark A. Redman and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10	.21(3)	Employment Agreement dated September 30, 2002, between Heather K. Reitzel and Asset Acceptance Holdings LLC and the form of Amendment No. 1 thereto
10	.22(2)	Agreement between Ontario Systems Corporation and Lee Acceptance Corp. dated June 26, 1992, as amended
10	.23(4)	Third Amendment To Credit Agreement, dated as of January 30, 2004 by and among Asset Acceptance, LLC, Financial Credit, LLC, CFC Financial, LLC, Consumer Credit, LLC and Med-Fi Acceptance, LLC, and Bank One, NA, Standard Federal Bank, NA, National City Bank of Michigan/ Illinois, Fifth Third Bank, Eastern Michigan and Comerica Bank
10	.24(4)	Guaranty Agreement, dated as of January 30, 2004 by Asset Acceptance Capital Corp.
10	.25(4)	Guaranty Agreement, dated as of January 30, 2004 by Asset Acceptance Holdings LLC
10	.26(4)	Guaranty Agreement, dated as of January 30, 2004 by RBR Holding Corp.
10	.27(4)	Guaranty Agreement, dated as of January 30, 2004 by AAC Investors, Inc.
10	.28(5)	Fourth Amendment to Credit Agreement
10	.29**	First Amendment to Lease Agreement and Second Amendment to Lease Agreement (for property located at 28405 Van Dyke Avenue, Warren, Michigan)
21	.1*	Subsidiaries of Asset Acceptance Capital Corp.
23	.1*	Consent of Ernst & Young LLP
23	.2*	Consent of Dykema Gossett PLLC (included as Exhibit 5.1)
24	.1*	Power of attorney

*	Previously filed as an exhibit to Registration Statement on Form S-1 (SEC file no. 333-123178), originally filed on March 7, 2005.

**	Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1 (SEC file no. 333-123178), originally filed on March 15, 2005.

***	Previously filed as an exhibit to Amendment No. 3 to Registration Statement of Form S-1 (SEC file no. 333-123178), originally filed on April 11, 2005.

(1)	Incorporated by reference to the same numbered exhibit previously filed with our Registration Statement on Form S-1 (SEC file no. 333-109987), originally filed on October 24, 2003 and declared effective on February 4, 2004.

(2)	Incorporated by reference to the same numbered exhibit previously filed with Amendment No. 1 to our Registration Statement on Form S-1 (SEC file no. 333-109987), originally filed on December 24, 2003 and declared effective on February 4, 2004.

(3)	Incorporated by reference to the same numbered exhibit previously filed with Amendment No. 2 to our Registration Statement on Form S-1 (SEC file no. 333-109987), originally filed on January 20, 2004 and declared effective on February 4, 2004.

(4)	Incorporated by reference to the same numbered exhibit previously filed with our Annual Report on Form 10-K, originally filed on March 25, 2004.

(5)	Incorporated by reference to Exhibit 10.23 previously filed with our Current Report on Form 8-K, originally filed on December 30, 2004.